THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, please consult your stockbroker, Central Securities Depository Participant ("CSDP"), banker, accountant, attorney, or other professional adviser immediately.

The definitions on pages 6 and 7 apply, *mutatis mutandis*, to this front cover.

Action required

If you have disposed of all your shares in Johnnic Communications Limited, please forward this document to the purchaser of such shares or to the stockbroker, CSDP, banker or other agent through whom the disposal was effected.

The general meeting will take place in the Auditorium, Ground Floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg at 10:00 on Wednesday, 31 January 2007 for Johncom shareholders to vote on the proposed transaction contained in the notice of the general meeting which forms part of this document.

If you are a certificated shareholder or an "own-name" dematerialised shareholder and are unable to attend the general meeting and wish to be represented thereat you must complete and return the attached form of proxy for certificated shareholders and "own-name" dematerialised shareholders to the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), which form, *in order to be valid, must* be received by them by no later than 10:00 on Monday, 29 January 2007.

Johncom shareholders who have dematerialised their Johncom shares through a CSDP or broker, other than "own-name" dematerialised shareholders, and who wish to attend the general meeting must request that their CSDP or broker provide them with the necessary authorisation to attend the general meeting. Should dematerialised shareholders, other than "own-name" dematerialised shareholders wish to vote at the general meeting by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker.

johnnic
communications

Johnnic Communications Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: JCM ISIN: ZAE000024584
("Johncom" or "the company")

Circular to Johncom shareholders

regarding

- **the disposal by Johncom of an effective economic interest of 38,56% in Electronic Media Network Limited and SuperSport International Holdings Limited;**
- **the unbundling of the Naspers Limited shares received as consideration for the M-Net/SuperSport stake to the shareholders of Johncom;**

and incorporating a

- **notice convening a general meeting of Johncom shareholders; and**
- **form of proxy (for use by certificated and "own-name" dematerialised Johncom shareholders only).**

Investment bank and sponsor
NEDBANK CAPITAL

Legal advisers
WERKSMANS ATTORNEYS

Reporting accountants to Johncom
Deloitte.
Deloitte & Touche
Registered Auditors

Reporting accountants to SuperSport and M-Net
PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Date of issue: 12 January 2007

Copies of this circular, published in English, may be obtained during normal business hours from 12 January 2007 until 31 January 2007 from the company's registered office.

CORPORATE INFORMATION

Company secretary and registered office

J R Matisonn, FCIS, H Dip Co Law (Wits)
Johncom House
4 Biermann Avenue
Rosebank
Johannesburg
2196
(PO Box 1746, Saxonwold, 2132)

Investment bank and sponsor

Nedbank Capital, a division of Nedbank Limited
(Registration number 1951/000009/06)
135 Rivonia Road
Sandown
Sandton
2196
(PO Box 1144, Johannesburg, 2000)

Reporting accountants to Johncom

Deloitte & Touche
Registered Auditors
The Woodlands
20 Woodlands Drive
Woodmead
Sandton
2146
(Private Bag X6, Gallo Manor, 2052)

Reporting accountants to SuperSport and M-Net

PricewaterhouseCoopers Inc
(Registration number 1998/012055/21)
2 Eglin Road
Sunninghill
2157
(Private Bag X36, Sunninghill, 2157)

SuperSport and M-Net

Company secretary and registered office

G Kisbey-Green
11 Grove Street
Randburg
2125
(PO Box 2983, Pinegowrie, 2123)

Legal advisers

Werksmans Incorporated
(Registration number 1990/007215/21)
155, 5th Street
Sandown
Sandton
2196
(Private Bag 10015, Sandton, 2146)

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg
2001
(PO Box 61051, Marshalltown, 2107)

CONTENTS

SALIENT FEATURES

This summary contains the salient features of the transaction detailed in this circular, which should be read in its entirety for a full appreciation hereof. The definitions on pages 6 and 7 of this circular have, where applicable, been used in these salient features.

1. TERMS OF THE TRANSACTION

It was announced on 14 November 2006, that Johncom had disposed of its M-Net/SuperSport stake to Naspers, subject to the conditions precedent set out in paragraph 4 below.

The total consideration for the disposal of the M-Net/SuperSport stake is estimated at R3,247 billion based on the closing share price of R143,50 per Naspers N share as at Friday, 8 December 2006.

The purchase consideration will be discharged by Naspers through:

- the issue of 20 886 667 new Naspers N shares to be listed on the JSE, representing approximately 7% of the total Naspers N shares currently in issue; and
- R250 million cash payable on the effective date.

The Naspers N shares issued to Johncom after the effective date will, upon their receipt, be immediately unbundled to the Johncom shareholders.

The cash consideration of R250 million will be applied towards the taxes payable as a result of the disposal of the M-Net/SuperSport stake and the distribution of the Naspers N shares to Johncom shareholders.

In addition, Johncom has received its 38,56% share of an aggregate cash dividend of R200 million declared and paid by M-Net and SuperSport.

2. RATIONALE FOR THE TRANSACTION

Johncom has been invested in M-Net and SuperSport since their inception. These businesses have enjoyed remarkable success and have appreciated in value. As a result of the disposal of the M-Net/SuperSport stake, Johncom will be able to distribute value to shareholders in the form of Naspers N shares.

3. NATURE AND BUSINESS OF M-NET AND SUPERSPORT

M-Net conducts the business of subscription television services which include the acquisition, scheduling and broadcasting of premier film entertainment, as well as the controlling of advertising revenue on the M-Net channels.

SuperSport's operations consist of the acquisition, packaging and scheduling of sports and sports-related television programming, sports-related franchising and merchandising, sports competitions and ownership of sports-related assets, including stadiums and professional sports teams.

4. CONDITIONS PRECEDENT TO THE TRANSACTION

The transaction is subject to the following conditions precedent, the last of which has to be fulfilled by 13 November 2007 or such later date as the parties may agree to in writing:

- the requisite approval of the transaction by the Johncom shareholders in a general meeting; and
- the approval of the transaction by all the required regulatory authorities including, without limitation, the Competition Authorities.

5. FINANCIAL EFFECTS OF THE TRANSACTION ON JOHNCOM SHAREHOLDERS

The table below sets out the *pro forma* financial effects of the transaction on Johncom shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented by Johncom and, because of their *pro forma* nature, may not give a true reflection of Johncom's financial position and results of its operations. These financial effects are the responsibility of the Johncom board. The financial effects have been reported on by the reporting accountants, Deloitte & Touche.

	Before the transaction	After the transaction	Change
Earnings per share (cents)	301	2 443	712%
Headline earnings per share (cents)	300	151	(50%)
Net asset value per share (cents)	2 466	1 690	(31%)
Net tangible asset value per share (cents)	2 071	1 562	(25%)
Number of shares in issue ('000)	103 821	103 821	0%
Weighted average number of shares in issue ('000)	103 821	103 821	0%

Notes:

(a) The "Before the transaction" financial information has been extracted, without adjustment, from Johncom's reviewed interim results for the six months ended 30 September 2006.

(b) The earnings per share and headline earnings per share figures as reflected in the "After the transaction" financial information are based on the assumption that the transaction was implemented on 1 April 2006.

(c) The net asset value per share and net tangible asset value per share figures as reflected in the "After the transaction" financial information are based on the assumption that the transaction was implemented on 30 September 2006.

(d) The earnings per share and headline earnings per share were adjusted for:

- the receipt of the consideration (based on a share price of R143,50 per Naspers N share, which was the closing share price at Friday, 8 December 2006) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Johncom of the M-Net/SuperSport stake, and the unbundling to Johncom shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated results of M-Net and SuperSport for the six months ended 30 September 2006;
- the reversal of the brand amortisation (which arises on consolidation) of R2 million for the six months ended 30 September 2006;
- the payment of CGT of R213 million;
- the payment of STC of R226 million on the unbundling of the Naspers N shares (see note h);
- the payment of STC of R13 million on Johncom's dividend declared on 22 June 2006; and
- the reduction in interest earned, at an average pre-tax rate of 7,1% per annum, of R7 million as a result of the utilisation of Johncom's cash (after the introduction of the R250 million cash received as part of the purchase consideration) to fund Johncom's CGT and STC payments.

(e) The earnings per share and headline earnings per share were adjusted for the estimated costs relating to the transaction. Details of these estimated costs are set out on page 18 of this circular.

(f) The net asset value per share and net tangible asset value per share were adjusted for:

- the receipt of the consideration (based on a share price of R143,50 per Naspers N share, which was the closing share price as at Friday, 8 December 2006) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Johncom of the M-Net/SuperSport stake, and the unbundling to Johncom shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated assets and liabilities of M-Net and SuperSport at 30 September 2006;
- the elimination of intangible assets (which arise on consolidation) comprising goodwill of R221 million and brand of R51 million at 30 September 2006;
- the payment of CGT of R221 million; and
- the payment of STC of R235 million on the unbundling of the Naspers N shares (see note h).

(g) The net asset value per share and tangible net asset value per share were adjusted for the estimated costs relating to the transaction. Details of these estimated costs are set out on page 18 of this circular.

(h) The STC on the unbundling of the Naspers N shares received as consideration for the M-Net/SuperSport stake is calculated on the basis that:

- R390 million of available STC credits are utilised in respect of the income statement *pro forma* financial effects and that R322 million of available STC credits are utilised in respect of the balance sheet *pro forma* financial effects; and
- R796 million of the unbundled Naspers N shares will be paid to Johncom's shareholders by means of a reduction of share premium.

6. GENERAL MEETING

A general meeting to consider and, if deemed fit, approve the requisite resolutions to implement the transaction will be held in the Auditorium, Ground Floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg at 10:00 on Wednesday, 31 January 2007.

SALIENT DATES AND TIMES

	2007
Circular posted to Johncom shareholders	Friday, 12 January
Last day to lodge forms of proxy for general meeting by 10:00	Monday, 29 January
General meeting held at 10:00	Wednesday, 31 January
Results of the general meeting released on SENS	Wednesday, 31 January
Results of the general meeting published in the press	Thursday, 1 February

Note:

1. The definitions on pages 6 and 7 of this circular apply, *mutatis mutandis*, to this information on salient dates and times.
2. The above dates are subject to change. Any changes will be released on SENS.
3. In terms of the sale agreement, the unbundling will take place after the effective date. Accordingly, the ratio, the terms and the salient dates and times of the unbundling will be communicated to shareholders after the effective date.

In this circular, unless the context indicates the contrary, the following expressions have the meanings assigned to them below, an expression which denotes any gender includes the other genders, any reference to a natural person includes a juristic person and *vice versa,* and the singular includes the plural and *vice versa:*

"the Act"	the Companies Act, No. 61 of 1973, as amended;
"beneficial owner"	a beneficial owner of dematerialised shares who is recorded in the beneficial owner records maintained by a CSDP;
"board"	the board of directors of Johncom, comprising, at the date of this circular, the directors reflected on page 8 of this circular;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"cash consideration"	the amount of R250 million (two hundred and fifty million rand);
"certificated shareholder"	holder of certificated shares;
"certificated shares"	shares which have not been dematerialised and which are held in physical form as share certificates or other documents of title;
"CGT"	Capital Gains Tax;
"this circular"	this bound circular, dated 12 January 2007, including all annexures and attachments hereto;
"common monetary area"	South Africa, Namibia and the Kingdoms of Lesotho and Swaziland;
"CSDP"	the Central Securities Depository Participant with whom dematerialised shareholders have entered into an agreement governing their relationship;
"dematerialised shares"	shares which have been dematerialised through a CSDP or broker and replaced by electronic records of ownership under the STRATE system;
"disposal"	the disposal by Johncom of the M-Net/SuperSport stake;
"documents of title"	share certificates, certified transfer deeds, balance receipts and other documents of title to shares acceptable to Johncom;
"effective date"	the third business day following the date of fulfilment of the last of the conditions precedent contemplated in paragraph 3.7 of this circular, provided that the last of the conditions precedent shall have been fulfilled prior to or on the final date;
"emigrant"	any person who emigrated from South Africa and whose address is outside the common monetary area;
"final date"	the last date on which the conditions precedent are capable of being fulfilled, being 13 November 2007 or such later date as the parties may agree to in writing;
"general meeting"	the general meeting of Johncom shareholders to be held in the Auditorium, Ground Floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg, at 10:00 on Wednesday, 31 January 2007 to consider and, if deemed fit, approve the requisite resolutions to implement the transaction;
"interim period"	the period between the signature date and the effective date;
"Johncom" or "the company"	Johnnic Communications Limited (registration number 1889/000352/06), a public company incorporated in South Africa with its ordinary shares listed on the JSE;

"Johncom shares" or "shares"	ordinary shares, having a par value of 10 cents each, in the issued share capital of Johncom;
"JSE"	JSE Limited (registration number 2005/022939/06) a public company incorporated in South Africa and licensed as an exchange in terms of the Securities Services Act, 36 of 2004;
"M-Net"	Electronic Media Network Limited (registration number 1985/002853/06), a public company incorporated in South Africa;
"M-Net/SuperSport stake"	the effective economic interest of 38,56% in M-Net and SuperSport;
"MNH"	MNH Holdings (1998) (Proprietary) Limited (registration number 1997/012830/07), a private company incorporated in South Africa;
"Naspers"	Naspers Limited (registration number 1925/001431/06), a public company incorporated in South Africa with its ordinary N shares listed on the JSE;
"Natal Witness Investments"	Natal Witness Investments (Proprietary) Limited (registration number 2000/004827/07), a private company incorporated in South Africa;
"nominee dematerialised shareholder"	a registered holder of dematerialised shares who is not the beneficial owner of such shares;
"own-name dematerialised shareholder"	a beneficial owner of dematerialised shares who has instructed his CSDP to enter his own name in the CSDP's sub-register;
"the register" or "share register"	Johncom's register of members, including Johncom's sub-registers maintained by CSDPs;
"sale agreement"	the sale agreement between Johncom and Naspers, dated 13 November 2006, wherein Johncom agreed to sell its M-Net/Supersport stake to Naspers;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders"	holders of Johncom shares;
"shareholders' agreement"	the shareholders' agreement between amongst others Naspers, Johncom and Natal Witness Investments in relation to their shareholding in MNH;
"shares" or "Johncom shares"	ordinary shares, having a par value of 10 cents each, in the issued share capital of Johncom;
"signature date"	the date of signature of the sale agreement;
"South Africa"	the Republic of South Africa;
"STC"	Secondary Taxation on Companies;
"STRATE"	STRATE Limited (registration number 1998/022248/06), a public company incorporated in South Africa, the electronic clearing and share settlement system used by the JSE;
"SuperSport"	SuperSport International Holdings Limited (registration number 1997/004203/06), a public company incorporated in South Africa;
"transaction"	the disposal, the unbundling and the payment by Naspers of the consideration;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/07), a private company incorporated in South Africa; and
"unbundling"	the unbundling of the Naspers N shares received as consideration for the M-Net/SuperSport stake to the shareholders of Johncom.

johnnic
communications

Johnnic Communications Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: JCM ISIN: ZAE000024584

Directors

M E Ramano*† *(Chairperson)*
P C Desai *(Acting group chief executive officer)*
H Benatar
M D Brand*†
C B Brayshaw*†
P M Jenkins*
D M Mashabela*†
W S Moutloatse*†
T R A Oliphant*†
F J van der Merwe*
T A Wixley*†

* *Non-executive*
† *Independent*

CIRCULAR TO JOHNCOM SHAREHOLDERS

1. INTRODUCTION

It was announced on 14 November 2006, that Johncom had disposed of its M-Net/SuperSport stake to Naspers, subject to the conditions precedent set out in paragraph 3.7 below.

2. PURPOSE OF THIS CIRCULAR

The purpose of this circular is to provide shareholders with details of the transaction and to convene a general meeting of shareholders in order to obtain shareholder approval for the implementation of the transaction.

3. TERMS OF THE TRANSACTION

3.1 Information relating to the transaction

Johncom currently owns an effective 38,56% interest in M-Net and SuperSport. 13,55% of this interest is held directly while an effective 25,01% is held indirectly through a 47,5% shareholding in MNH.

3.2 The consideration

The total consideration for the disposal of the M-Net/SuperSport stake is estimated at R3,247 billion based on the closing share price of R143,50 per Naspers N share of 2 cents each at Friday, 8 December 2006.

The purchase consideration will be discharged by Naspers through:

- the issue of 20 886 667 new Naspers N shares to be listed on the JSE, representing approximately 7% of the total Naspers N shares currently in issue; and
- R250 million cash payable on the effective date.

The cash consideration of R250 million will be applied towards the taxes payable as a result of the disposal of the M-Net/SuperSport stake and the distribution of the Naspers N shares to Johncom shareholders.

3.3 The dividend

In addition, Johncom has received its 38,56% share of an aggregate cash dividend of R200 million declared and paid by M-Net and SuperSport.

3.4 Interim period

3.4.1 Should Naspers at any time during the interim period propose:

- to issue, as a special dividend, capitalisation shares to holders of Naspers N ordinary shares; or
- to extend a general rights offer in respect of Naspers N ordinary shares at a price per Naspers N ordinary share which represents a discount of more than 10% to the weighted average price at which a Naspers N ordinary share traded on the JSE during the 10-day period preceding the date of issue of the notice in terms of which the rights offer is made; or
- any sub-division or consolidation or change of class rights in relation to Naspers N ordinary shares,

Naspers shall, prior to giving effect to this proposed action, advise Johncom thereof, and to the extent that the proposed action may serve to dilute or otherwise prejudice the non-cash consideration that Johncom is due to receive in terms of the transaction, Johncom and Naspers shall negotiate in good faith to agree a mechanism to prevent such dilution or other prejudice, and failing such agreement, the matter shall be referred to an independent expert for determination.

3.4.2 Johncom and Naspers, as joint controlling shareholders of M-Net and SuperSport, shall procure that M-Net and SuperSport shall during the interim period continue to conduct their business in the normal and ordinary course with reference to their respective business plans. Accordingly:

- should, after the signature date but before the effective date, the board of Naspers declare a dividend in relation to its N ordinary shares; and
- where this has the effect that Johncom shall not participate in such dividend in relation to the Naspers shares,

Johncom and Naspers shall upon such dividend declaration, take all steps necessary to procure the declaration and payment by M-Net and SuperSport of dividends which shall result in Johncom, in relation to its direct and indirect holding of M-Net and SuperSport shares, receiving dividends equal to the Naspers dividend.

3.5 The unbundling

The Naspers N shares issued to Johncom after the effective date will be unbundled to the Johncom shareholders.

In terms of the sale agreement, the unbundling will take place after the effective date. Accordingly, the ratio, the terms and the salient dates and times of the unbundling will be communicated to shareholders after the effective date.

3.6 Rationale for the transaction

Johncom has been invested in M-Net and SuperSport since their inception. These businesses have enjoyed remarkable success and have appreciated in value. As a result of the disposal of the M-Net/SuperSport stake, Johncom will be able to distribute value to shareholders in the form of Naspers N shares.

3.7 Conditions precedent to the transaction

The transaction is subject to the following conditions precedent, the last of which has to be fulfilled by 13 November 2007 or such later date as the parties may agree to in writing:

- the requisite approval of the transaction by the Johncom shareholders in a general meeting; and
- the approval of the transaction by all the required regulatory authorities including, without limitation, the Competition Authorities.

3.8 Warranties

Warranties normal in transactions of this nature were provided by Johncom and Naspers.

4. FINANCIAL INFORMATION

4.1 Financial effects of the transaction on Johncom shareholders

The table below sets out the *pro forma* financial effects of the transaction on Johncom shareholders. These financial effects are prepared for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented by Johncom and, because of their *pro forma* nature, may not give a true reflection of Johncom's financial position and results of its operations. These financial effects are the responsibility of the Johncom board. The financial effects have been reported on by the reporting accountants, Deloitte & Touche.

	Before the transaction	After the transaction	Change
Earnings per share (cents)	301	2 443	712%
Headline earnings per share (cents)	300	151	(50%)
Net asset value per share (cents)	2 466	1 690	(31%)
Net tangible asset value per share (cents)	2 071	1 562	(25%)
Number of shares in issue ('000)	103 821	103 821	0%
Weighted average number of shares in issue ('000)	103 821	103 821	0%

Notes:

(a) The "Before the transaction" financial information has been extracted, without adjustment, from Johncom's reviewed interim results for the six months ended 30 September 2006.

(b) The earnings per share and headline earnings per share figures as reflected in the "After the transaction" financial information are based on the assumption that the transaction was implemented on 1 April 2006.

(c) The net asset value per share and net tangible asset value per share figures as reflected in the "After the transaction" financial information are based on the assumption that the transaction was implemented on 30 September 2006.

(d) The earnings per share and headline earnings per share were adjusted for:

- the receipt of the consideration (based on a share price of R143,50 per Naspers N share, which was the closing share price at Friday, 8 December 2006) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Johncom of the M-Net/SuperSport stake, and the unbundling to Johncom shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated results of M-Net and SuperSport for the six months ended 30 September 2006;
- the reversal of the brand amortisation (which arises on consolidation) of R2 million for the six months ended 30 September 2006;
- the payment of CGT of R213 million;
- the payment of STC of R226 million on the unbundling of the Naspers N shares (see note h);
- the payment of STC of R13 million on Johncom's dividend declared on 22 June 2006; and
- the reduction in interest earned, at an average pre-tax rate of 7,1% per annum, of R7 million as a result of the utilisation of Johncom's cash (after the introduction of the R250 million cash received as part of the purchase consideration) to fund Johncom's CGT and STC payments.

(e) The earnings per share and headline earnings per share were adjusted for the estimated costs relating to the transaction. Details of these estimated costs are set out on page 18 of this circular.

(f) The net asset value per share and net tangible asset value per share were adjusted for:

- the receipt of the consideration (based on a share price of R143,50 per Naspers N share, which was the closing share price at Friday, 8 December 2006) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Johncom of the M-Net/SuperSport stake, and the unbundling to Johncom shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated assets and liabilities of M-Net and SuperSport at 30 September 2006;
- the elimination of intangible assets (which arise on consolidation) comprising goodwill of R221 million and brand of R51 million at 30 September 2006;
- the payment of CGT of R221 million; and
- the payment of STC of R235 million on the unbundling of the Naspers N shares of (see note h).

(g) The net asset value per share and tangible net asset value per share were adjusted for the estimated costs relating to the transaction. Details of these estimated costs are set out on page 18 of this circular.

(h) The STC on the unbundling of the Naspers N shares received as consideration for the M-Net/SuperSport stake is calculated on the basis that:

- R390 million of available STC credits are utilised in respect of the income statement *pro forma* financial effects and that R322 million of available STC credits are utilised in respect of the balance sheet *pro forma* financial effects; and
- R796 million of the unbundled Naspers N shares will be paid to Johncom's shareholders by means of a reduction of share premium.

The *pro forma* consolidated income statement and consolidated balance sheet of Johncom are contained in Annexure 1 to this circular. They are based on the reviewed consolidated income statement of Johncom for the six months ended 30 September 2006, and on the reviewed consolidated balance sheet of Johncom at 30 September 2006, and show the *pro forma* effects of the transaction.

The independent reporting accountants' report on the *pro forma* financial information (*pro forma* financial effects and *pro forma* consolidated income statement and consolidated balance sheet) of Johncom is set out in Annexure 2 to this circular.

4.2 Historical financial information of SuperSport and M-Net

The historical financial information of SuperSport and M-Net is set out in Annexures 4 and 5 to this circular. The report of historical financial information is the responsibility of the directors of Johncom.

The independent reporting accountants' report on the historical financial information of SuperSport and M-Net is set out in Annexure 6 to this circular.

4.3 Material loans

At 30 September 2006, Johncom, its subsidiaries and joint ventures had the following borrowings:

UNSECURED	
Lender	Standard Bank, First National Bank, Nedbank (UK) and Diamond Bank (Nigeria) in respect of overdrafts
Amount	R51 million
Lender	Johnnic Communications West Africa outside shareholders
Amount	R58 million
Salient terms	The loans bear interest at 15% and have no fixed terms of repayment
Lender	BDFM Publishers (Proprietary) Limited
Amount	R14 million
Salient terms	The loan bears interest at a rate floating between 5,5% and 6,5% and has no fixed terms of repayment
Lender	Various lenders
Amount	R10 million
Salient terms	The loans are interest free and have no fixed terms of repayment
SECURED	
Lender	Standard Bank, WesBank and Diamond Bank (Nigeria) in respect of finance leases
Amount	R32 million
Salient terms	Interest rates vary between 7,9% and 19%. The leases are repayable within three to five years and are secured by the underlying assets
Lender	Tsogo Sun
Amount	R4 million
Salient terms	The loan is interest free with no fixed repayment date
Lender	Diamond Bank PLC
Amount	R2 million
Salient terms	The loan bears interest at 18% and has no fixed repayment date

5. WORKING CAPITAL STATEMENT

Having considered the possible effects of the transaction, the opinion of the directors is as follows:

5.1 Johncom and its subsidiaries will be able, in the ordinary course of business, to pay their debts, as they become due in the ordinary course of business, for a period of 12 months following the issue of this circular;

5.2 the consolidated assets of Johncom and its subsidiaries are and will be in excess of their consolidated liabilities, for a period of 12 months following the issue of this circular, measured in accordance with the accounting policies used in the audited consolidated annual financial statements for the year ended 31 March 2006;

5.3 the share capital and consolidated reserves of Johncom and its subsidiaries will be adequate for a period of 12 months following the issue of this circular; and

5.4 the working capital of Johncom and its subsidiaries will be adequate for a period of 12 months following the issue of this circular.

6. NATURE OF BUSINESS OF M-NET AND SUPERSPORT

M-Net conducts the business of subscription television services which include the acquisition, scheduling and broadcasting of premier film entertainment, as well as the controlling of advertising revenue on the M-Net channels.

SuperSport's operations consist of the acquisition, packaging and scheduling of sports and sports-related television programming, sports-related franchising and merchandising, sports competitions and ownership of sports-related assets, including stadiums and professional sports teams.

7. NATURE OF BUSINESS OF JOHNCOM

Johncom has six business units, namely:

- Media: comprises newspaper, magazine and digital publishing and distribution.
- Music: distributes and produces music content.
- Retail: represents the group's interests in Exclusive Books and Nu Metro Theatres.
- Home Entertainment: services rental and retail outlets with home video product in DVD and VHS formats.
- Books and Maps: publishes and distributes books and maps.
- Africa: represents the group's interests in Africa outside the borders of South Africa.

These business units are serviced by the group operations platform including Nu Metro Distribution, Entertainment Logistics Services, Associated Music Distributors and Compact Disc Technologies.

Johncom also owns an effective economic interest of 37,62% in Caxton and CTP Publishers and Printers Limited, a printing, publishing and packaging company.

8. PROSPECTS OF JOHNCOM

The markets in which Johncom, its subsidiaries and joint ventures operate are experiencing considerable buoyancy. This is likely to result in earnings growth in the short term. These positive prospects are tempered by the risk of changes in the economic cycle.

9. NATURE OF BUSINESS OF NASPERS

Naspers is a multi-national media company with principal operations in electronic media (including pay television, internet and instant-messaging subscriber platforms and the provision of related technologies), print media (including the publishing, distribution and printing of magazines, newspapers and books) and the provision of private education services. Naspers' most significant operations are located in South Africa, with other operations located elsewhere in sub-Saharan Africa, Greece, Cyprus, the Netherlands, the United States, Thailand and China.

10. PROSPECTS OF NASPERS

Naspers continues to benefit from past investments coming to fruition and a positive macro-environment in many of its key markets. After four years of rapid earnings and cash flow growth, some strategic investments are required in the year ahead to deliver growth in ensuing years. Naspers is targeting, in particular, broadband services in China and North America, and digital video broadcast-handheld (DVB-H) in Africa. It plans this in the knowledge that such investments will reduce short-term earnings and cash flow growth. Future growth will be reliant on continued economic expansion in its markets, which is uncertain.

11. DIRECTORS' DETAILS

The names, ages, qualifications, business addresses and occupations of the directors of Johncom are set out below:

Name, age and qualifications	Business address	Occupation
Mashudu Elias Ramano (53)*†	Octagon House 47 Wierda Road Wierda Valley Sandton, 2196	Chairperson of Johncom
Prakash Chandra Desai (52) BCom, BCompt (Hons), CA(SA)	Johncom House 4 Biermann Avenue Rosebank, 2196	Acting group chief executive officer of Johncom
Howard Benatar (41) BCom, BAcc, CA(SA)	Johncom House 4 Biermann Avenue Rosebank, 2196	Chief financial officer of Johncom
Martin Dods Brand (63)*†	13 Bridle Wood Welgelee Road Constantia, 7806	Director of Johncom
Colin Bertram Brayshaw (71)*† CA(SA), FCA	Coronation Place Freestone Park 135 Patricia Road Sandown, 2196	Director of Johncom
Paul Michael Jenkins (47)* BCom, LLB	2A Woolston Road Westcliff, 2193	Director of Johncom
Dennis Morakiwa Mashabela (43)*†	1 Country Life Park Whitney Road Hurlingham, 2070	Director of Johncom
William Stephen Moutloatse (38)*† BCom	8 Hillside Road Parktown, 2193	Director of Johncom
Tommy Richard Alpheus Oliphant (61)*† MAP	The Maples Riverwoods 24 Johnson Road Bedfordview, 2007	Director of Johncom
Francois Johannes van der Merwe (49)* BA, LLB, MA (Oxon)	Tierhoek Calvinia, 8190	Director of Johncom
Thomas Alexander Wixley (66)*† BCom, CA(SA)	25 Rutland Road Parkwood, 2193	Director of Johncom

** Non-executive*
† Independent

12. DIRECTORS' EMOLUMENTS, BENEFITS AND INTERESTS

12.1 Directors' emoluments and benefits

Details of directors' emoluments and benefits for the 2006 financial year as per the audited financial statements are set out below:

Executive directors

Director	Salary R	Pension and medical aid R	Other benefits R	Bonus R	Sub-total R	Share options relinquished R	Separation payment R	Total R
A C G Molusi	1 772 926	221 082	157 718	2 380 933	4 532 659	3 071 466		7 604 125
P C Desai	1 631 590	233 305	116 774	2 007 068	3 988 737			3 988 737
H Benatar	835 177	99 645		313 116	1 247 938			1 247 938
P M Jenkins	646 894	131 626	54 000	1 003 458	1 835 978	8 019 000	2 122 308	11 977 286
N Jacobsohn				547 984	547 984			547 984
	4 886 587	685 658	328 492	6 252 559	12 153 296	11 090 466	2 122 308	25 366 070

- Other benefits include car allowances.
- The executive directors do not receive fees as directors.

Non-executive directors

Director	Board fees R	Committee fees R	Special services fees R	Total R
M E Ramano	150 000	142 286	122 080	414 366
C B Brayshaw	76 000	129 055		205 055
P M Jenkins	25 500	28 137		53 637
D M Mashabela	81 000	224 455	10 000	315 455
W S Moutloatse	71 000	125 855		196 855
T R A Oliphant	71 000	38 800		109 800
K C Ramon*	71 000	57 200		128 200
T A Wixley	81 000	277 579		358 579
	626 500	1 023 367	132 080	1 781 947

* These fees were paid to Johnnic Holdings Limited.

12.2 Directors' interests in Johncom

At the date of this circular, the aggregate interests of directors in the ordinary share capital of Johncom were as follows:

	Beneficial Direct	Indirect	*Non-beneficial* Direct	Indirect	% held
Mashudu Elias Ramano	–	–	–	–	–
Prakash Chandra Desai	8 023	–	–	–	–
Howard Benatar	–	–	1	–	–
Martin Dods Brand	–	–	–	–	–
Colin Bertram Brayshaw	–	–	–	–	–
Paul Michael Jenkins	–	–	–	–	–
Dennis Morakiwa Mashabela	–	–	–	–	–
William Stephen Moutloatse	–	–	–	–	–
Tommy Richard Alpheus Oliphant	–	–	–	–	–
Francois Johannes van der Merwe	–	10 953	–	–	–
Thomas Alexander Wixley	4 000	–	–	–	–
	12 023	10 953	1	–	–

The directors have not had any material beneficial interests, whether direct or indirect, in transactions that were effected during the current or immediately preceding financial year. Further to this, they have had no material beneficial interests in a transaction during an earlier financial year that remain in any respect outstanding or unperformed.

No director will benefit directly or indirectly as a consequence of the implementation of the transaction.

There will be no variation to the remuneration receivable by any of the directors as a consequence of the transaction.

At present, all executive directors of Johncom have employment contracts with Johncom, the terms of which are standard.

Share options granted to the directors are set out in Annexure 11 to this circular.

12.3 Directors' interests in the transaction

The directors of Johncom have no direct or indirect beneficial interest in this transaction.

13. SHARE CAPITAL

The table below shows the authorised and issued share capital of Johncom at 30 September 2006:

	Rm
Authorised share capital	
120 000 000 ordinary shares of 10 cents each	12
Issued share capital	
103 821 159 ordinary shares of 10 cents each	10
Share premium	796
Total share capital and premium	**806**

Johncom's share premium will be repaid as a result of the transaction.

14. MAJOR SHAREHOLDERS

At 30 November 2006, according to the company's share register, the following shareholders held in excess of 5% of the issued ordinary shares of the company:

	Number of shares	Holding
Allan Gray	10 524 248	10,1%
Old Mutual Asset Management	7 109 651	6,8%
Investment Solutions	6 691 941	6,4%

15. MATERIAL CONTRACTS

Johncom and its subsidiaries have not entered into any material contracts containing an obligation or settlement, verbally or in writing, other than in the ordinary course of business.

16. CHANGES IN CONTROLLING SHAREHOLDER

Johnnic Holdings Limited was the controlling shareholder of Johncom until 29 March 2005 when it unbundled its shareholding to Johncom shareholders. Johncom currently does not have a controlling shareholder.

The trading objects of Johncom and its subsidiaries have not changed during the previous five years.

17. MATERIAL CHANGES

There have been no material changes in the financial or trading position of Johncom and its subsidiaries between 30 September 2006 and the date of this circular.

18. JOHNCOM SHARE INCENTIVE SCHEMES

The trust deed which governs the Johncom share incentive schemes provides that if a material portion of the assets of the company is at any time distributed to shareholders, adjustments need to be made so as to afford option holders substantially similar benefits as accrue to them immediately before the distribution so as to ensure that they are neither prejudiced nor given benefits beyond those provided for in the scheme.

Subject to the approval of Johncom's remuneration committee and board, in order to take into account the unbundling, it is proposed that the treatment of any outstanding benefits under all of the current share incentive schemes be dealt with as set out below:

18.1 Johnnic Communications Share Incentive Scheme 2000

Option holders will be given the election of accelerated full vesting and exercise of all outstanding options prior to the unbundling or of allowing the options to vest and lapse according to the original grant parameters.

Options that remain unvested and unexercised at the time of the unbundling will be repriced to the extent of the unbundling distribution (as a value per share). In the case that the unbundling distribution per share exceeds the strike price of an option, the option will be repriced to a zero-strike option. A cash payment, quantified using a fair value option pricing model, will be made to participants to compensate for any remaining loss of fair value arising from the unbundling, including the loss of exposure to the M-Net/SuperSport stake.

18.2 The Johnnic Communications Share Appreciation Rights Scheme 2006

Accelerated vesting of a *pro rata* portion of the grant will be allowed. The determination of the number of share appreciation rights that vest early will be based on the extent to which the performance condition has been met and the portion of the performance period that has elapsed up to the unbundling.

Participants that elect to exercise before the unbundling will receive Johncom shares and will participate in the unbundling as regular shareholders.

Share appreciation rights that remain unvested and unexercised at the time of the unbundling will be repriced in a similar manner to the options and participants will similarly receive a cash payment for any remaining loss arising from the unbundling, including the loss of exposure to the M-Net/SuperSport stake.

The performance condition for the unvested portion of the grant will be adjusted by computing a new base headline earnings per share.

18.3 The Johnnic Communications Long-Term Incentive Plan 2006

Accelerated vesting of a *pro rata* portion of the grant will be allowed. The determination of the number of conditional awards that vest early will be based on the extent to which the performance condition has been met and the portion of the performance period that has elapsed up to the unbundling.

Conditional awards that remain unvested at the time of the unbundling will be repriced in a similar manner to the options and participants will similarly receive a cash payment to compensate for any remaining loss arising from the unbundling, including the loss of exposure to the M-Net/SuperSport stake.

The performance condition for the unvested portion of the grant will not require adjustment as the total shareholder return metric will take account of the unbundling dividend.

18.4 The Johnnic Communications Deferred Bonus Plan 2006

A *pro rata* accelerated vesting of the matching awards, recognising the time served of the pledged period and the number of pledged shares held at unbundling, will be allowed.

Matching awards that remain unvested at the time of the unbundling will be repriced in a similar manner to the options and participants will similarly receive a cash payment to compensate for any remaining loss arising from the unbundling, including the loss of exposure to the M-Net/SuperSport stake.

18.5 *Pro forma* financial information

The extent to which participants will elect to either early exercise their options, share appreciation rights, conditional awards and/or matching awards or to exchange them for repriced options, share appreciation rights, conditional awards and/or matching awards is unknown. The *pro forma* financial impact of the unbundling on Johncom's share incentive schemes can therefore not be determined at this stage.

18.6 Auditors' fair and reasonable

As provided for in the trust deed, Johncom's auditors are required to certify that any adjustments to the share incentive schemes are fair and reasonable.

19. SHARE PRICE HISTORY

The share price history of Johncom shares on the JSE is summarised in Annexure 9 to this circular.

The share price history of Naspers N shares on the JSE is summarised in Annexure 10 to this circular.

20. LITIGATION STATEMENT

The directors, whose names are set out on page 8 of this circular, are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have in the previous 12 months, had a material effect on the company and group's financial position.

21. RELATED PARTY

In terms of the Listings Requirements of the JSE, the transaction is not regarded as a related party transaction.

22. DIRECTORS' OPINION, RECOMMENDATION AND UNDERTAKING

22.1 The board of directors of Johncom is of the opinion that the terms and conditions of the transaction are fair and reasonable and that the implementation of the transaction will be to the benefit of shareholders. Accordingly, the board of directors of Johncom recommends that shareholders vote in favour of the ordinary resolutions to be proposed at the general meeting to approve the transaction.

22.2 The directors of Johncom with interests in the company intend to vote in favour of the ordinary resolutions to be proposed at the general meeting to approve the transaction.

23. DIRECTORS' RESPONSIBILITY STATEMENT

The directors, whose names are set out on page 8 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts. The circular contains all information required by law and the JSE Listings Requirements.

24. GENERAL MEETING OF SHAREHOLDERS

Included in this circular is a notice of general meeting of shareholders to be held in the Auditorium, Ground Floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg at 10:00 on Wednesday, 31 January 2007 to consider and, if deemed fit, approve the requisite resolutions to implement the transaction.

A form of proxy, only for the use of registered, certificated shareholders in Johncom and the holders of dematerialised shares registered in their own name, who are unable to attend the general meeting of shareholders is attached to and forms part of this circular.

Johncom shareholders who have dematerialised their Johncom shares with their CSDP or broker and have not elected own name registration, and who wish to attend and vote at the general meeting as detailed above must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend and vote at the general meeting in terms of the custody agreement entered into between them and the CSDP or broker.

25. CONSENTS

The legal advisers, auditors and reporting accountants and sponsor in respect of Johncom, have consented in writing to act in the capacities stated and to their names being stated in this circular and had not, prior to the last practicable date, withdrawn their consents to the inclusion of their names.

26. ESTIMATED COSTS

The costs of the transaction are estimated at R4 809 730 and comprise:

Description	R
Independent reporting accountants' and auditors' fees (Deloitte & Touche and PricewaterhouseCoopers Inc)	**200 000**
Legal and tax advisers' fees (Werksmans Inc)	**450 000**
Corporate advisers' fees (Nedbank Capital)	**4 000 000**
Printing and publication costs (Ince (Proprietary) Limited)	**142 000**
JSE documentation fees (JSE Limited)	**17 730**
TOTAL	**4 809 730**

These costs will be borne by Johncom and paid in cash. The amounts are exclusive of value added tax.

27. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by shareholders at the registered office of the company during normal business hours on normal business days from the date of this circular up to and including the date of the general meeting:

27.1 the sale agreement;

27.2 the memorandum and articles of association of the company;

27.3 the reviewed interim results of Johncom for the six months ended 30 September 2006 as set out in Annexure 3 to this circular;

27.4 the independent reporting accountants' report on the reviewed *pro forma* financial information (*pro forma* financial effects and *pro forma* consolidated income statement and consolidated balance sheet) of Johncom as set out in Annexure 2 to this circular;

27.5 the audited consolidated financial statements of SuperSport and M-Net for the preceding three financial years as set out in Annexure 4 and 5, respectively, to this circular;

27.6 the audited consolidated financial statements of Johncom for the preceding three financial years;

27.7 the audited consolidated financial statements of Naspers for the preceding three financial years;

27.8 the independent reporting accountants' report on the historical financial information of SuperSport and M-Net as set out in Annexure 6 to this circular;

27.9 consent letters of the legal advisers, auditors and reporting accountants and corporate advisers and sponsor of Johncom; and

27.10 a signed copy of this circular.

By order of the board

J R Matisonn
Company secretary

12 January 2007

PRO FORMA CONSOLIDATED INCOME STATEMENT AND CONSOLIDATED BALANCE SHEET OF JOHNCOM

This *pro forma* financial information is prepared for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented by Johncom and, because of its *pro forma* nature, may not give a true reflection of Johncom's financial position and results of its operations. This *pro forma* financial information is the responsibility of the Johncom board. This *pro forma financial information* has been reported on by the reporting accountants, Deloitte & Touche.

PRO FORMA CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

	Actual six months ended 30 September 2006 Rm	Disposal and unbundling *pro forma* adjustments Rm	*Pro forma* six months ended 30 September 2006 Rm
Revenue	**2 591**	**(707)**	**1 884**
Cost of sales	(1 493)	378	(1 115)
Gross profit	**1 098**	**(329)**	**769**
Operating expenses	(772)	132	(640)
Operating costs	(690)	120	(570)
Depreciation and amortisation	(52)	11	(41)
Goodwill impairment	(5)	–	(5)
Share-based payments	(25)	1	(24)
Profit from operations before exceptional items	**326**	**(197)**	**129**
Exceptional items	4	2 821	2 825
Profit from operations	**330**	**2 624**	**2 954**
Net finance income	17	(10)	7
Finance income	31	(5)	26
Finance costs	(14)	(5)	(19)
Share of profits of associates	92	–	92
Profit before taxation	**439**	**2 614**	**3 053**
Taxation	(121)	(390)	(511)
Profit for period	**318**	**2 224**	**2 542**
Attributable to:			
Johncom shareholders	312	2 224	2 536
Minority interest	6	–	6
	318	2 224	2 542
Reconciliation between attributable and headline earnings:			
Attributable earnings	**312**	**2 224**	**2 536**
Goodwill impairment	5	–	5
Reversal of impairments	(5)	–	(5)
Profit on disposal of tangible and intangible assets	(1)	–	(1)
Profit on disposal of operations	–	(2 378)	(2 378)
Headline earnings	**311**	**(154)**	**157**
Basic earnings per ordinary share (cents)			
Attributable	301	2 142	2 443
Headline	300	(149)	151
Number of ordinary shares in issue at beginning and end of period ('000)	103 821		103 821

PRO FORMA CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2006

	Actual 30 September 2006 Rm	Disposal and unbundling *pro forma* adjustments Rm	*Pro forma* 30 September 2006 Rm
ASSETS			
Non-current assets	**2 093**	**(395)**	**1 698**
Tangible assets	424	(99)	325
Intangible assets	410	(277)	133
Investments and loans	1 112	(18)	1 094
Deferred taxation assets	147	(1)	146
Current assets	**2 474**	**(867)**	**1 607**
Inventories, receivables and other current assets	1 704	(439)	1 265
Listed equities	108	(39)	69
Bank balances, deposits and cash	662	(389)	273
Total assets	**4 567**	**(1 262)**	**3 305**
EQUITY AND LIABILITIES			
Capital and reserves			
Shareholder interest	2 560	(805)	1 755
Minority interest	38	–	38
Total equity	**2 598**	**(805)**	**1 793**
Non-current liabilities	**390**	**(31)**	**359**
Long-term borrowings	32	(1)	31
Post-retirement benefits liabilities	135	–	135
Operating leases equalisation liabilities	98	–	98
Share-based payment liabilities	102	(20)	82
Deferred taxation liabilities	23	(10)	13
Current liabilities	**1 579**	**(426)**	**1 153**
Payables and other current liabilities	1 440	(421)	1 019
Short-term borrowings	88	–	88
Bank overdrafts	51	(5)	46
Total equity and liabilities	**4 567**	**(1 262)**	**3 305**
Net asset value	2 560	(805)	1 755
Net tangible asset value	2 150	(528)	1 622
Net asset value per share (cents)	2 466	(776)	1 690
Net tangible asset value per share (cents)	2 071	(509)	1 562

Notes:

(a) The "actual" financial information has been extracted, without adjustment, from Johncom's reviewed interim results for the six months ended 30 September 2006.

(b) The *pro forma* income statement is based on the assumption that the transaction was implemented on 1 April 2006.

(c) The *pro forma* balance sheet is based on the assumption that the transaction was implemented on 30 September 2006.

(d) The *pro forma* income statement includes adjustments for:

- the receipt of the consideration (based on a share price of R143,50 per Naspers N share, which was the closing share price at Friday, 8 December 2006) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Johncom of the M-Net/SuperSport stake, and the unbundling to Johncom shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated results of M-Net and SuperSport for the six months ended 30 September 2006;
- the reversal of the brand amortisation (which arises on consolidation) of R2 million for the six months ended 30 September 2006;
- the payment of CGT of R213 million;
- the payment of STC of R226 million on the unbundling of the Naspers N shares (see note h);
- the payment of STC of R13 million on Johncom's dividend declared on 22 June 2006; and
- the reduction in interest earned, at an average pre-tax rate of 7,1% per annum, of R7 million as a result of the utilisation of Johncom's cash (after the introduction of the R250 million cash received as part of the purchase consideration) to fund Johncom's CGT and STC payments.

(e) The *pro forma* income statement was adjusted for the estimated costs relating to the transaction. Details of these estimated costs are set out on page 18 of this circular.

(f) The *pro forma* balance sheet includes adjustments for:

- the receipt of the consideration (based on a share price of R143,50 per Naspers N share, which was the closing share price as at Friday, 8 December 2006) in respect of the disposal of the M-Net/SuperSport stake, the disposal by Johncom of the M-Net/SuperSport stake, and the unbundling to Johncom shareholders of the Naspers N shares;
- the elimination of the proportionately consolidated assets and liabilities of M-Net and SuperSport at 30 September 2006;
- the elimination of intangible assets (which arise on consolidation) comprising goodwill of R221 million and brand of R51 million at 30 September 2006;
- the payment of CGT of R221 million; and
- the payment of STC of R235 million on the unbundling of the Naspers N shares (see note h).

(g) The *pro forma* balance sheet was adjusted for the estimated costs relating to the transaction. Details of these estimated costs are set out on page 18 of this circular.

(h) The STC on the unbundling of the Naspers N shares received as consideration for the M-Net/SuperSport stake is calculated on the basis that:

- R390 million of available STC credits are utilised in respect of the income statement *pro forma* financial effects, and that R322 million of available STC credits are utilised in respect of the balance sheet *pro forma* financial effects; and
- R796 million of the unbundled Naspers N shares will be paid to Johncom's shareholders by means of a reduction of share premium.

(i) The *pro forma* adjustment to exceptional items arises from the deconsolidation of the M-Net/SuperSport stake and from the profit realised on its disposal.

THE INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF JOHNCOM

8 January 2007

The Directors
Johnnic Communications Limited
4 Biermann Avenue
Rosebank
2196

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE *PRO FORMA* FINANCIAL INFORMATION OF JOHNNIC COMMUNICATIONS LIMITED

INTRODUCTION

We have performed our limited assurance engagement in respect of the *pro forma* financial information set out in paragraph 5 of the salient features, paragraph 4.1 and Annexure 1 to the circular, dated on or about 12 January 2007, issued in connection with Johnnic Communications Limited's disposal of its investment in Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") and the unbundling of the Naspers Limited shares received as consideration ("the circular"). The *pro forma* financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how the capital reorganisation might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

DIRECTORS' RESPONSIBILITY

The directors are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that:

- the *pro forma* financial information has been properly compiled on the basis stated;
- the basis is consistent with the accounting policies of Johncom;
- the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

REPORTING ACCOUNTANTS' RESPONSIBILITY

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to Johncom shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE 300R) and the Guide on *Pro Forma* Financial Information issued by SAICA. This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

SOURCES OF INFORMATION AND WORK PERFORMED

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Johncom, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the disposal of M-Net/SuperSport.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Johncom and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

CONCLUSION

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the Sections 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Johncom;
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed.

Deloitte & Touche
Registered Auditors

Per M H Holme
Partner

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive
Sandton

REVIEWED INTERIM RESULTS OF JOHNCOM FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

JOHNNIC COMMUNICATIONS

the future of media and entertainment

Reviewed interim results for the six months ended 30 September 2006

Revenue	+17%
Profit from operations	+62%
Headline EPS	+69%
Attributable EPS	+53%

OVERVIEW

The review period, which continues the growth of the past five years, is characterised by strong divisional performances across the group, with year-on-year comparisons highlighting the exceptional results of Johncom's major business units.

FINANCIAL RESULTS

Revenue for the six months grew by 17% to R2,591 billion. Profit from operations increased 62% totalling R330 million, while headline earnings per share rose by 69% to 300 cents.

OPERATIONAL REVIEW

Media

The Media division enjoyed another period of record growth on the back of a buoyant advertising market.

The Sunday Times continued to outstrip the market in terms of advertising revenue growth on its existing products, while new products such as the highly successful supplement It's My Business were immediately profitable.

Restructuring of the Sowetan and SundayWorld continues, with both products showing steady circulation and advertising growth.

In the Eastern Cape, The Herald and Weekend Post based in Port Elizabeth joined the Daily Dispatch of East London in producing solid results.

The digital and education businesses, in particular CareerJunction, enjoyed spectacular growth.

BDFM redesigned the Financial Mail during the period, and the rejuvenated publication has been well received in the market. BDFM has continued to diversify earnings with the acquisition in October 2006 of a controlling stake in the monthly small business tabloid Big News.

Retail

Exclusive Books enjoyed a successful trading period, again winning the Best Trade Bookseller of the Year category at the Safika awards. The Claremont, Killarney and OR Tambo International Airport stores were revamped. Exclusive Books took three silver awards at the recent 2006 Loeries, reflecting the impact of its creative advertising.

Nu Metro Theatres expanded its footprint by opening a new five-screen cineplex in Worcester, and the North Park site in Pretoria. A digital circuit has been installed, with digital projectors and servers rolled out to 26 sites. Nu Metro's exciting cinema advertising sales arm, Popcorn Cinema Advertising, is establishing itself with advertisers and in the market through its innovative approach.

Books and Maps

The South African operations performed extremely well, with excellent results reported by Struik Publishers, Struik Christian Books, Map Studio and MAPIT. Booksite Afrika, the division's warehousing arm, relocated successfully to expanded premises whilst managing increased volumes.

The offshore operations showed a dramatic improvement over the prior year, with a turnaround to profitability driven primarily by the United Kingdom business.

Home Entertainment

Home Entertainment's improved sales reflect the provision of excellent content, aided by growth in the emerging retail market and the performance of Red Star, Nu Metro Home Entertainment's new sale brand.

The division received 20th Century Fox's marketing award for 2005/6 at a recent conference in Istanbul.

Africa

The Africa business unit opened a cineplex and media store in July and August respectively in Abuja, the Nigerian capital. A cineplex was opened in Lagos in June, with an adjoining media store scheduled to open soon.

A second moulding line for the manufacture of VCD and CD product was commissioned at the CDT Nigeria plant to meet local and export demand.

While regulatory issues, logistical problems and delays in opening retail trading sites continue to prevent the businesses from reaching optimal performance, progress is being made in addressing these obstacles. Losses, however, continue to be reported at this developmental stage.

Music

The Warner Music licence, in terms of an agreement with Warner Music International, is now housed in a newly incorporated associate, Warner Music Gallo Africa. Consequently, the Music division's segmental results for the review period do not include the Warner Music licence. Warner Music Gallo Africa's results are equity accounted, and contribute to Johncom's share of profits of associates.

Gallo Music traded below expectations due to a lack of hit material, both local and international. A marked improvement is expected in the second half, with good product lined up for the holiday season.

Distribution, Manufacturing and Support Services

Effective 31 July 2006, Johncom acquired the minority 40% of Compact Disc Technologies (CDT), giving it full ownership of Africa's largest CD and DVD manufacturing plant.

Pay Television

The subscription revenue stream grew on the back of an increased digital subscriber base. Advertising revenues also expanded as a result of good content acquisitions, including increased local production.

ASSOCIATE

Caxton and CTP Publishers and Printers (Caxton) again produced good results, contributing R89 million to attributable earnings (2005: R71 million). Newspaper publishing and printing was the major contributor, while Caxton's investment in academic publishing via its 50% share in Maskew Miller Longman produced excellent returns.

FINANCIAL POSITION

The balance sheet remains strong and practically ungeared. Net cash resources amounted to R611 million at 30 September 2006.

POST BALANCE SHEET EVENT

As announced on SENS on 14 November 2006, Johncom has, subject to certain conditions precedent, agreed to dispose of its interest in Electronic Media Network Limited (M-Net) and SuperSport International Holdings Limited (SuperSport) to Naspers Limited (Naspers) and to unbundle to Johncom's shareholders the Naspers N shares received as consideration. The effective date of the transaction will be the third business day following the day on which the last of the conditions precedent is fulfilled. A circular containing the final terms of the transaction and details of the unbundling will be posted to Johncom shareholders for their approval in due course.

PROSPECTS

The board is confident that the group is on track to deliver second-half revenue and earnings which traditionally exceed those of the first six months due to festive season trading.

Mashudu Ramano
Chairperson

Prakash Desai
Acting Group Chief Executive Officer

Howard Benatar
Chief Financial Officer

22 November 2006

	Change %	Reviewed 6 months ended 30 September 2006 Rm	Restated reviewed 6 months ended 30 September 2005 Rm	Audited 12 months ended 31 March 2006 Rm
Revenue	17	**2 591**	2 214	4 651
Cost of sales		**(1 493)**	(1 362)	(2 819)
Gross profit	29	**1 098**	852	1 832
Operating expenses		**(772)**	(695)	(1 389)
Operating costs		**(690)**	(574)	(1 148)
Depreciation and amortisation		**(52)**	(50)	(103)
Goodwill impairment		**(5)**	(2)	(2)
Share-based payments		**(25)**	(69)	(136)
Profit from operations before exceptional items	108	**326**	157	443
Exceptional items		**4**	47	49
Profit from operations	62	**330**	204	492
Net finance income		**17**	9	27
Finance income		**31**	21	52
Finance costs		**(14)**	(12)	(25)
Share of profits of associates		**92**	73	184
Profit before taxation	53	**439**	286	703
Taxation		**(121)**	(75)	(177)
Profit for period	51	**318**	211	526
Attributable to:				
Johncom shareholders		**312**	205	512
Minority interest		**6**	6	14
		318	211	526
Basic attributable EPS (cents)	53	**301**	197	492
Dividend per ordinary share (cents)		**100**	–	75
Number of ordinary shares in issue ('000)				
At beginning of period		**103 821**	104 189	104 189
At end of period		**103 821**	104 189	103 821
Weighted average for period		**103 821**	104 189	104 015

	Reviewed 30 September 2006 Rm	Restated reviewed 30 September 2005 Rm	Audited 31 March 2006 Rm
ASSETS			
Non-current assets	**2 093**	1 890	1 964
Tangible and intangible assets	**834**	725	738
Investments and loans	**1 112**	999	1 058
Deferred taxation assets	**147**	148	147
Embedded derivatives	**–**	18	21
Current assets	**2 474**	2 183	2 295
Inventories, receivables and other current assets	**1 704**	1 596	1 533
Listed equities	**108**	95	109
Bank balances, deposits and cash	**662**	492	653
Total assets	**4 567**	4 073	4 259
EQUITY AND LIABILITIES			
Capital and reserves			
Shareholder interest	**2 560**	2 154	2 340
Minority interest	**38**	45	53
Total equity	**2 598**	2 199	2 393
Non-current liabilities	**390**	377	405
Long-term borrowings	**32**	28	19
Post-retirement benefits liabilities	**135**	126	134
Operating leases equalisation liabilities	**98**	108	105
Share-based payments *liabilities*	**102**	70	122
Deferred taxation liabilities	**23**	45	25
Current liabilities	**1 579**	1 497	1 461
Payables and other current liabilities	**1 440**	1 396	1 357
Short-term borrowings	**88**	68	73
Bank overdrafts	**51**	33	31
Total equity and liabilities	**4 567**	4 073	4 259
Net asset value per ordinary share (rand)	25	21	23

	Reviewed 6 months ended 30 September 2006 Rm	Restated reviewed 6 months ended 30 September 2006 Rm	Audited 12 months ended 31 March 2006 Rm
Net cash from operating activities	**203**	79	368
Net cash (used in)/from investing activities	**(135)**	42	(8)
Net cash (used in)/from financing activities	**(83)**	3	(72)
Net (decrease)/increase in cash and cash equivalents	**(15)**	124	288
Cash and cash equivalents at beginning of period	**622**	335	335
Foreign operations translation adjustment	**4**	–	(1)
Cash and cash equivalents at end of period	**611**	**459**	**622**

	Change %	Reviewed 6 months ended 30 September 2006 Rm	Restated reviewed 6 months ended 30 September 2005 Rm	Audited 12 months ended 31 March 2006 Rm
Revenue				
Continuing operations:				
Media	18	**904**	767	1 565
Retail	13	**404**	356	768
Books and Maps	23	**185**	150	312
Home Entertainment	20	**178**	148	308
Africa	147	**47**	19	47
Music	(46)	**55**	102	218
Distribution, Manufacturing and Support Services	12	**111**	99	208
Pay Television	23	**707**	573	1 225
	17	**2 591**	2 214	4 651
Profit/(Loss) from operations before share-based payments and exceptional items				
Continuing operations				
Media	17	**140**	120	244
Retail		**9**	(2)	38
Books and Maps	173	**30**	11	25
Home Entertainment	320	**21**	5	33
Africa	(88)	**(32)**	(17)	(48)
Music		**(2)**	6	20
Distribution, Manufacturing and Support Services	31	**17**	13	39
Pay Television	56	**198**	127	281
	45	**381**	263	632
Corporate		**(27)**	(33)	(50)
Disposed operations		**(3)**	(4)	(3)
	55	**351**	226	579
Profit/(Loss) from operations before exceptional items				
Continuing operations:				
Media	31	**127**	97	200
Retail		**6**	(5)	35
Books and Maps	420	**26**	5	12
Home Entertainment	567	**20**	3	29
Africa	(83)	**(33)**	(18)	(50)
Music		**(5)**	3	12
Distribution, Manufacturing and Support Services	29	**9**	7	23
Pay Television	70	**197**	116	259
	67	**347**	208	520
Corporate		**(18)**	(47)	(74)
Disposed operations		**(3)**	(4)	(3)
	108	**326**	157	443

STATEMENT OF CHANGES IN EQUITY

	Share capital Rm	Share premium Rm	Other reserves Rm	Accumulated profits Rm	Shareholder interest Rm	Minority interest Rm	Total equity Rm
Balance at 31 March 2005	10	814	8	1 118	1 950	42	1 992
Total income and expense recognised			4	200	204	3	207
Income and expense recognised directly in equity			4	(5)	(1)	(3)	(4)
Attributable earnings				205	205	6	211
Balance at 30 September 2005	10	814	12	1 318	2 154	45	2 199
Total income and expense recognised			5	277	282	8	290
Income and expense recognised directly in equity			5	(30)	(25)		(25)
Attributable earnings				307	307	8	315
Implementation of odd-lot offer		(18)			(18)		(18)
Dividends on ordinary shares				(78)	(78)		(78)
Balance at 31 March 2006	10	796	17	1 517	2 340	53	2 393
Total income and expense recognised			46	278	324	6	330
Income and expense recognised directly in equity			46	(34)	12		12
Attributable earnings				312	312	6	318
Effect of acquisitions and disposals						(21)	(21)
Dividends on ordinary shares				(104)	(104)		(104)
Balance at 30 September 2006	10	796	63	1 691	2 560	38	2 598

NOTES:

1. BASIS OF ACCOUNTING

These condensed consolidated interim financial statements have been prepared using accounting policies compliant with International Financial Reporting Standards (IFRS), and are in compliance with IAS 34: Interim Financial Reporting, the JSE Limited Listings Requirements and the South African Companies Act. The accounting policies used are consistent with those applied in the preparation of the annual financial statements for the year ended 31 March 2006.

	Reviewed 6 months ended 30 September 2006 Rm	Restated reviewed 6 months ended 30 September 2005 Rm	Audited 12 months ended 31 march 2006 Rm
2. EXCEPTIONAL ITEMS			
Reversal of impairments	5	–	–
Fair value adjustment of listed equities	(1)	22	36
Profit on disposal of operations	–	25	14
Other	–	–	(1)
	4	47	49

	Reviewed 6 months ended 30 September 2006 Rm	Restated reviewed 6 months ended 30 September 2005 Rm	Audited 12 months ended 31 March 2006 Rm
3. RECONCILIATION BETWEEN ATTRIBUTABLE AND HEADLINE EARNINGS			
Attributable earnings	**312**	205	512
Reconciling items (after taxation and minority interests, where applicable):			
Goodwill impairment	5	2	2
Reversal of impairments	(5)	–	–
(Profit)/Loss on disposal of tangible and intangible assets	(1)	–	1
Profit on disposal of operations	–	(22)	(13)
Property, plant and equipment impairment	–	–	3
Other	–	–	1
Headline earnings	**311**	185	506
Basic headline earnings per ordinary share (cents)	**300**	178	486

4. EARNINGS PER ORDINARY SHARE

The calculation of basic attributable and headline earnings per ordinary share is based on attributable earnings of R312 million (2005: R205 million) and headline earnings of R311 million (2005: R185 million), respectively, and 103 821 159 (2005: 104 189 314) ordinary shares in issue.

	Reviewed cumulative to 31 March 2005 Rm	Reviewed 6 months ended 30 September 2005 Rm
5. The group's results at 31 March and 30 September 2005 have been restated in line with final March 2006 year-end adjustments. The changes in respect of 31 March and 30 September 2005 are set out below:		
Profit for the period previously reported	–	**213**
IFRS restatements	**(2)**	**(2)**
Share-based payments	7	–
Adjustments to provisions	1	–
Depreciation and amortisation	(13)	(2)
Adjustment in respect of associate	3	–
Other restatements	**(6)**	**–**
Operating leases accounted for on straight-line basis	4	–
Revenue recognition	(3)	–
Taxation	(7)	–
Profit for the period restated	–	**211**
Basic attributable earnings per ordinary share have been restated to 197 cents from 199 cents as previously reported.		
Total equity previously reported		**2 227**
IFRS restatements		(4)
Other restatements		(6)
Adjustment in respect of Caxton shareholding in Johncom		(18)
Total equity restated		**2 199**

	Reviewed 30 September 2006 Rm	Restated reviewed 30 September 2005 Rm	Audited 31 March 2006 Rm
6. CONTINGENT LIABILITIES AND COMMITMENTS			
Guarantees	**1**	31	1
Contingent liabilities	**18**	18	16
Unconditional programme and film rights purchase obligations	**693**	682	585
Operating leases	**679**	690	683
Due within one year	**102**	118	110
Due after one year	**577**	572	573
7. CAPITAL EXPENDITURE COMMITMENTS			
Contracted but not provided for	**14**	24	12
Authorised but not yet contracted for	**23**	6	53
	37	30	65

The capital expenditure will be financed from cash resources.

8. REVIEWED RESULTS

These interim financial statements have been reviewed by our auditors, Deloitte & Touche. A copy of their unmodified review report is available for inspection at the company's registered office.

JOHNNIC COMMUNICATIONS LIMITED (Johncom)
Incorporated in the Republic of South Africa
Registration number 1889/000352/06
Share code: JCM
ISIN: ZAE 000024584

American Depositary Receipt (ADR) programme
CUSIP No: 47805P102
ADR to ordinary share: 1:1

Johncom House, 4 Biermann Avenue
Rosebank, 2196, Johannesburg
PO Box 1746, Saxonwold, 2132

Directors: M E Ramano *(Chairperson)*, P C Desai# *(Acting Group Chief Executive Officer)*, H Benatar# *(Chief Financial Officer)*, M D Brand, C B Brayshaw, P M Jenkins, D M Mashabela, W S Moutloatse, T R A Oliphant, F J van der Merwe, T A Wixley

Executive director

Company secretary: **J R Matisonn**

E-mail: matisonnj@johncom.co.za

HISTORICAL FINANCIAL INFORMATION OF SUPERSPORT

INTRODUCTION

The following information has been extracted from the audited annual financial statements of SuperSport for the three years ended 31 March 2004, *2005 and* 2006. The annual financial statements were audited by PricewaterhouseCoopers Inc and were without qualification.

RESULTS OF OPERATIONS 2006

The group has had a profitable year in terms of results. The results of operations for the year under review are set out in the income statement. During the year the group adopted International Financial Reporting Standards. Revenue for the group has increased by 17% to R1,283 billion off the back of increased consumer spending stimulated by reduced interest rates in South Africa. SuperSport earns substantial revenues in US dollars from channel services provided to countries elsewhere in Africa. Despite the strong rand, this revenue stream has also shown growth due to increased subscribers. During the period the rand has held its own against the US dollar, resulting in reduced costs as SuperSport has substantial dollar-based input costs. The result has been an increase in operating profit from R229,5 million (IFRS adjusted) in 2005 to R245,7 million for the year under review.

In addition, the stability of the rand has led to a significant reduction in finance costs over the period. These costs primarily relate to the IAS 39 valuation of outstanding forward exchange contracts on a mark-to-market basis and the embedded derivative component of sports rights contracts with suppliers. The business remains cash flow positive. At 31 March 2006 the group had net cash of R10,9 million (2005: R82,6 million).

BALANCE SHEETS
at 31 March 2005 and 2006

	Notes	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
ASSETS					
Non-current assets		198 021	246 872	79 778	105 108
Property, plant and equipment	2	20 879	20 948	–	–
Intangible assets	3	8 300	11 112	–	–
Available-for-sale investments	4	56 808	82 138	56 808	82 138
Non-current receivables	5	–	2 458	–	–
Investments in subsidiaries	6	–	–	7 922	7 922
Investments in joint ventures	7	–	–	15 048	15 048
Investments in associates	8	50 150	46 263	–	–
Forward exchange contracts	14	–	1 565	–	–
Embedded derivative	14	54 303	52 614	–	–
Deferred taxation	13	7 581	29 774	–	–
Current assets		516 368	679 967	35 093	35 228
Sports events rights		238 205	347 925	–	–
Receivables and pre-payments	9	233 003	202 136	22 251	12 036
Forward exchange contracts	14	–	1 564	–	–
Embedded derivative	14	20 943	20 963	–	–
Taxation receivable		–	10 881	–	–
Cash and cash equivalents	10	24 217	96 498	12 842	23 192
		714 389	926 839	114 871	140 336
EQUITY AND LIABILITIES					
Capital and reserves		255 559	215 040	79 970	116 620
Share capital and share premium	11	46 274	108 648	46 274	108 648
Hedging reserve		(2 435)	2 222	–	–
Share-based compensation reserve		7 558	1 429	–	–
Fair value reserve		26 193	22 102	26 193	22 102
Retained earnings/(accumulated loss)		177 969	80 639	7 503	(14 130)
Minority interest		(32)	80	–	–
Non-current liabilities		54 345	105 697	10 698	9 693
Embedded derivative	14	203	16 038	–	–
Share-based compensation		6 355	3 913	–	–
Deferred taxation	13	47 787	85 746	10 698	9 693
Current liabilities		404 517	606 022	24 202	14 023
Trade and other payables	15	276 314	378 427	8 117	10 783
Forward exchange contracts	14	3 431	205 573	–	–
Embedded derivative	14	873	4 131	–	–
Current tax liability		110 583	3 965	16 085	3 240
Bank overdraft	10	13 316	13 926	–	–
		714 389	926 839	114 870	140 336

The prior year figures have been restated to take into account the effect of the accounting policy changes as discussed in note 1.

INCOME STATEMENTS
for the years ended 31 March 2005 and 2006

	Notes	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Revenue	16	1 283 247	1 098 396	109 804	21 240
Cost of sales and provision of services		(862 066)	(746 967)	–	–
Gross profit		421 181	351 429	109 804	21 240
Administrative expenses		(159 105)	(118 640)	(1 601)	(1 124)
Selling and marketing expenses		(36 456)	(26 393)	–	–
Net fair value gain on listed investments		20 113	23 063	20 113	23 063
Operating profit	17	*245 733*	229 459	128 316	43 179
Finance income	18	51 754	31 594	532	1 139
Finance costs	18	(18 782)	(92 875)	(30)	(133)
Share of profits of associates	8	6 014	7 582	–	–
Profit before tax		284 719	175 760	128 818	44 185
Income tax expense	19	(94 303)	(62 104)	(14 020)	(5 189)
Profit for year		190 416	113 656	114 798	38 996
Attributable to:					
Equity holders of the company		190 495	113 576	114 798	38 996
Minority interest		(79)	80	–	–
		190 416	113 656	114 798	38 996

SUPERSPORT INTERNATIONAL HOLDINGS LIMITED

STATEMENTS OF CHANGES IN EQUITY
for the years ended 31 March 2005 and 2006

	Number of shares	Share capital and share premium R'000	Hedging reserve R'000	Share-based compen-sation reserve R'000	Available for sale fair value reserve R'000	Retained earnings/ (accumu-lated loss) R'000	Total R'000
Group							
Opening balance at 1 April 2004	268 763 276	108 648	–	–	–	14 680	123 328
Effect of adoption of IFRS		–	–	–	10 339	(26 817)	(16 478)
Restated opening balance at 1 April 2004		108 648	–	–	10 339	(12 137)	106 850
Profit for year		–	–	–	–	113 576	113 576
Recognition of share-based payments		–	–	1 429	–	–	1 429
Gains on available for sale investments		–	–	–	11 763	–	11 763
– Fair value gain		–	–	–	31 225	–	31 225
– Realised fair value gain		–	–	–	(19 462)	–	(19 462)
Gain on cash flow hedge, net of tax		–	2 222	–	–	–	2 222
Dividend paid		–	–	–	–	(20 800)	(20 800)
Balance at 31 March 2005	268 763 276	108 648	2 222	1 429	22 102	80 639	215 040
Profit for year		–	–	–	–	190 495	190 495
Recognition of share-based payments		–	–	6 129	–	–	6 129
Gains on available for sale investments		–	–	–	4 091	–	4 091
– Fair value gain		–	–	–	32 431	–	32 431
– Realised fair value gain		–	–	–	(28 340)	–	(28 340)
Loss on cash flow hedge, net of tax		–	(4 657)	–	–	–	(4 657)
Funds repaid to shareholders		(62 374)	–	–	–	–	(62 374)
Dividend paid		–	–	–	–	(93 165)	(93 165)
Balance at 31 March 2006	268 763 276	46 274	(2 435)	7 558	26 193	177 969	255 559
Company							
Opening balance at 1 April 2004	268 763 276	108 648	–	–	–	(10 160)	98 488
Effect of adoption of IFRS		–	–	–	10 339	(22 166)	(11 827)
Restated opening balance at 1 April 2004	268 763 276	108 648	–	–	10 339	(32 326)	86 661
Profit for year		–	–	–	–	38 996	38 996
Gains on available for sale investments		–	–	–	11 763	–	11 763
– Fair value gain		–	–	–	31 225	–	31 225
– Realised fair value gain		–	–	–	(19 462)	–	(19 462)
Dividend paid		–	–	–	–	(20 800)	(20 800)
Balance at 31 March 2005	268 763 276	108 648	–	–	22 102	(14 130)	116 620
Profit for year		–	–	–	–	114 798	114 798
Gains on available for sale investments		–	–	–	4 091	–	4 091
– Fair gain value		–	–	–	32 431	–	32 431
– Realised fair value gain		–	–	–	(28 340)	–	(28 340)
Funds repaid to shareholders		(62 374)	–	–	–	–	(62 374)
Dividend paid		–	–	–	–	(93 165)	(93 165)
Balance at 31 March 2006	268 763 276	46 274	–	–	26 193	7 503	79 970
Effects of changes in accounting policy							
– on profit for the year 2005							
Previously reported						121 902	121 902
Effect of changes on accounting policy in respect of IFRS 2						(2 805)	(2 805)
Property, plant and equipment						74	74
Fair value adjustments on available for sale investments						(5 595)	(5 595)
						113 576	113 576

CASH FLOW STATEMENTS
for the years ended 31 March 2005 and 2006

	Notes	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Cash flow from operating activities		(9 827)	11 036	10	(861)
Cash generated/(utilised) by operations	24.1	58 287	38 822	(15 973)	(157)
Interest received		16 596	7 636	502	1 139
Interest paid		(8 800)	(5 960)	–	(133)
Dividends received from available-for-sale investments		804	492	804	440
Dividends received from subsidiary		–	–	109 000	20 800
Dividends received from associates		6 494	9 280	–	–
Taxation received/(paid)	24.2	9 957	(18 434)	(1 158)	(2 150)
Dividends paid	24.3	(93 165)	(20 800)	(93 165)	(20 800)
Cash flow from investing activities		2 468	(1 258)	5 475	3 636
Acquisition of property, plant and equipment to maintain operations		(1 559)	(821)	–	–
Proceeds on disposal of property, plant and equipment		250	192	–	–
Acquisition of intangible assets		(1 698)	(4 111)	–	–
Proceeds on disposal of available-for-sale investments		5 475	3 636	5 475	3 636
Net increase in investments and loans to joint ventures		–	(793)	–	–
Net increase in investments and loans to associates		–	639	–	–
Cash flow from financing activities		(62 374)	–	(15 835)	–
Movement in inter-company balances		–	–	46 539	–
Funds repaid to shareholders		(62 374)	–	(62 374)	–
Net cash flow for year		(69 733)	9 778	(10 350)	2 775
Cash and cash equivalents at beginning of year		82 572	72 198	23 192	20 417
Translation adjustments on cash and cash equivalents		(1 938)	596	–	–
Cash and cash equivalents at end of year		10 901	82 572	12 842	23 192

ACCOUNTING POLICIES
for the year ended 31 March 2006

Introduction

For the year ended 31 March 2005 the SuperSport International Holdings Group ("SuperSport" or "the group") prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP") as effective at that date. In the current year, SuperSport has adopted International Financial Reporting Standard ("IFRS") for its first annual consolidated financial statements in accordance with IFRS.

As SuperSport shows comparative information in its financial statements, the date for transition to IFRS is 1 April 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of IFRS.

Transitional arrangements

The date of transition for the group is 1 April 2004 and therefore, as required by IFRS 1, the group's opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements and interpretations effective at 31 March 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.

The group has adopted the following exemptions in accordance with IFRS1:

Share-based payment transactions

The group has applied the share-based payment exemption, therefore IFRS 2 "Share-based payments" ("IFRS 2") was only applied to equity instruments that were granted on or after 7 November 2002 but that have not vested by 1 January 2005. SuperSport also did not apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before 1 January 2005. For instruments vesting on or after 1 January 2005, the amortisation of the fair value charge has been recorded as an expense in the income statement in the respective periods and the cumulative effect of prior years in equity.

Principal accounting policies

The consolidated financial statements of the group are presented in accordance with, and comply with, International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") Interpretations issued and effective at the time of preparing these financial statements. The disclosure required by IFRS 1 (First-Time Adoption of IFRS 1) concerning the transition from SA GAAP is given in note 1. The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available for sale financial assets and financial liabilities at fair value.

The preparation of the consolidated annual financial statements requires management to make estimates, assumptions and judgements about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses for the year. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results ultimately may differ from those estimates.

The accounting policies used in the preparation of the consolidated annual financial statements are consistent in all material respects with those applied during the year ended 31 March 2005, except for the following policy changes:

The group adopted IFRS 2 – Share-based payments, during the year. This statement requires the fair value of the employee services received in exchange for the grant of the options to be recognised as an expense. Full details of these effects is given in note 1.

The group made the following adjustments to its SA GAAP financial statements in order to restate the information in terms of IFRS 2: Share-based payments:

The group grants share options to its employees under a number of equity compensation plans. In terms of SA GAAP, these equity compensation plans did not result in any expense being recorded by the group, other than costs incurred in administering the schemes, and a dilution in earnings per share when the shares were delivered to the employee.

In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of share options granted to the group's employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group re-measures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

Standards, interpretations and amendments to published standards that are not yet effective:

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group's accounting periods beginning on or after 1 January 2006 or later periods but which the group has not early adopted, as follows:

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions:

(effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency, other than the functional currency of the entity entering into that transaction and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group's operations, as the group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 2005.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006):

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the group.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures: (effective from 1 January 2007):

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 April 2007.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006):

IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset) and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the group's operations.

1. BASIS OF CONSOLIDATION

1.1 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

1.2 Transactions and minority interests

The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

1.3 Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Joint ventures in which the group has an interest are included in the consolidated financial statements using the proportionate consolidation method, incorporating the group's share of revenue, expenses, assets, liabilities and cash flows of these joint ventures on a line-by-line basis with similar items in the group's financial statements. The results of joint ventures are included from the effective date of acquisition and up to the effective dates of disposal.

1.4 Associates

Associates are those investments in which the group generally has between 20% and 50% of the voting rights or over which it exercises significant influence, but not control. The group's share of post-acquisition results of associates is included in the consolidated financial statements, using the equity method of accounting. Under this method, the group's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the group's share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless the group has incurred obligations or made payments on behalf of the associates.

2. FINANCIAL ASSETS

The group classifies its financial assets in the following categories: loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

2.1 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet.

2.2 Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category, including interest and dividend income, are presented in the income statement within 'other (losses)/gains – net' in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of monetary securities classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'gains and losses from investment securities'. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

3. INTANGIBLE ASSETS

3.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose.

3.2 Naming rights

Naming rights are carried at cost and are amortised against income over the period during which future benefits are expected to arise.

3.3 Transfer fees

Transfer fees in respect of player contracts acquired are capitalised and amortised over the contract period. The group regularly assesses whether there is any indication of impairment and any impairment loss is recognised immediately in the income statement.

4. PROPERTY, PLANT AND EQUIPMENT

Land and buildings comprise mainly offices. Property, plant and equipment is stated at cost less accumulated depreciation, being the purchase cost to prepare the assets for their intended use, and any accumulated impairment losses. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings	50 years
Computer and office equipment	3 to 10 years
Machinery, furniture and fittings	5 years
Motor vehicles	3 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Major improvements to leasehold properties are amortised over the shorter of their respective lease periods and the estimated economic life.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written-down immediately to its recoverable amount.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

5. IMPAIRMENT OF LONG LIVED ASSETS

Property, plant and equipment, other non-current assets and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying value of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

6. OPERATING LEASES

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

7. SPORTS EVENTS RIGHTS

Sports events rights are recorded at the date that the period to which the events relate commences, at the rate of exchange ruling at that date. These rights are expensed over the period to which the events relate or where management has confirmed that it is its intention that the event will not be screened.

Payments made to negotiate and secure the broadcasting of sport events are expensed as incurred. Rights to future sport events contracted by the year-end, but which have not yet commenced, are disclosed as commitments.

8. FOREIGN CURRENCY TRANSLATION

8.1 Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in South African Rand, which is the company's functional and presentation currency.

8.2 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the fair value reserve in equity.

8.3 Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

9. FINANCIAL RISK MANAGEMENT

Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency risk), credit risk, liquidity risk and cash flow interest rate risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance. The group uses derivative financial instruments to hedge certain risk exposures.

9.1 Risk management is carried out by a treasury section under policies approved by the board of directors. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

9.2 Market risk

9.2.1 Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the group use forward contracts. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. Treasury section is responsible for managing the net position in each foreign currency by using external forward currency contracts.

The group's risk management policy is to hedge between 75% and 100% of anticipated transactions (mainly licence fees) in each major currency for the subsequent 12 months.

The group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

9.2.2 Price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the consolidated balance sheet as available-for-sale. The group is not exposed to commodity price risk.

9.3 Credit risk

The group has no significant concentrations of credit risk. It has policies in place to ensure that services are provided to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. The group has policies that limit the amount of credit exposure to any financial institution.

9.4 Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Treasury section aims to maintain flexibility in funding by keeping committed credit lines available.

9.5 Cash flow and fair value interest rate risk

As the group has no significant interest-bearing assets, the group's income and operating cash flows are substantially independent of changes in market interest rates.

The group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. group policy is to maintain approximately 60% of its borrowings in fixed rate instruments.

The fair values of derivative instruments used for hedging purposes are disclosed in note 14. Movements in the hedging reserve in shareholders' equity are disclosed in the statement of changes in equity.

10. FAIR VALUE ESTIMATION

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

11. DEFERRED TAXATION

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax, if it is not accounted for, arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

12. EMPLOYEE BENEFITS

12.1 Pension obligations

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees' benefits relating to employees' service for current and prior periods. The group's contribution to the defined contribution plan operated for employees is charged to operating results as incurred. Once the contributions have been paid, the group has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

12.2 Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the annual leave liability as a result of services rendered up to the balance sheet date.

12.3 Equity compensation benefits

The group grants share options/SARs to its employees under a number of equity compensation plans. In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of share options/SARs granted to the group's employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options/SARs at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group re-measures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

A share option scheme/SAR is considered equity-settled when the option/gain is settled by the issue of a Naspers N share. They are considered cash-settled when they are settled in cash or any other asset, ie not by the issue of a Naspers N share.

12.4 Bonus plans

A liability for employee benefits in the form of bonus plans is recognised in trade and other payables when there is no realistic alternative but to settle the liability, and at least one of the following conditions is met:

- there is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements; and
- past practice has created a valid expectation by employees that they will receive a bonus and the amount can be determined before the time of issuing the financial statements.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

13. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and balances with banks, including bank overdrafts. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of less than three months and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities on the balance sheet.

14. TRADE RECEIVABLES

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within 'selling and marketing costs'.

15. PROVISIONS

Provisions are not recognised for future operating losses.

Provisions are recognised when the company or group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a realisable estimate of the amount of the obligation can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset only when the reimbursement is virtually certain.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

16. REVENUE RECOGNITION

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group's activities. Revenue is shown net of value added tax, returns, rebates and discounts and after eliminating sales within the group.

Revenue includes advertising, sponsorship and other revenue and excludes value added tax.

Pay television subscription fees are earned over the period of providing services.

Advertising revenue is recognised at the time advertising spots are aired. Sponsorship revenue is recognised at the time sponsored programmes are broadcast. Other revenue is recognised upon performance of services.

Other revenues earned by the group are recognised on the following bases:

- Interest income – as it is accrued (taking into account the effective yield on the asset) unless collectability is in doubt.
- Dividend income – when the shareholder's right to receive payment is established.

17. SHARE CAPITAL

Ordinary shares are classified as equity.

Where the company or one of its subsidiaries purchases the company's equity share capital, the consideration paid including any attributable transaction costs is deducted from total shareholders' equity as treasury shares until they are cancelled. Where shares are subsequently sold or re-issued, any consideration received is included in shareholders' equity.

18. DIVIDENDS

Dividends are recorded in the group's financial statements in the period in which they are approved by the group's shareholders.

19. IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

20. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

21. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The group has used discounted cash flow analysis for various available-for-sale financial assets that were not traded in active markets.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the years ended 31 March 2005 and 2006

1. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Reconciliation of net profit	Group 2005 R'000	Notes	Company 2005 R'000	Note
As previously reported under SA GAAP				
Attributable net profit	121 902		43 046	
Attributable to minorities	80		–	
	121 982		43 046	
Adjusted for:				
– share-based payments	(2 805)	(i)		
– property, plant and equipment	74	(ii)		
– fair value adjustments on available for sale investments	(5 595)	(iii)	(4 050)	(iii)
As reported under IFRS	113 656		38 996	

Reconciliation of equity	Group 2005 R'000	Group 2004 R'000	Notes	Company 2005 R'000	Company 2004 R'000	Note
As previously reported under SA GAAP	226 652	123 328		120 734	98 488	
– share-based payments	(5 964)	(4 587)	(i)			
– property, plant and equipment	10	(64)	(ii)			
– fair value adjustments on available for sale investments	(5 658)	(11 827)	(iii)	(4 114)	(11 827)	(iii)
As reported under IFRS	215 040	106 850		116 620	86 661	

(i) **IFRS 2: SHARE-BASED PAYMENTS**

The group grants share options to its employees under a number of equity compensation plans. In terms of SA GAAP, these equity compensation plans did not result in any expense being recorded by the group, other than costs incurred in administering the schemes.

In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of the options granted to the group's employees. A corresponding credit to equity has been raised for equity settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options at the date of grant under equity settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash settled plans, the group re-measures the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

(ii) **IAS 16: USEFUL LIVES AND RESIDUAL VALUES**

IAS 16 "Property, plant and equipment" ("IAS 16") differs in certain respects from the previous SA GAAP equivalent, AC 123 "Property, plant and equipment" ("AC 123"), applied by the group until 31 March 2005. IAS 16 states that an entity is required to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life. The group has previously under SA GAAP accounted for residual values based on the requirement of AC 123 that regards residual value as the net amount that the entity expected to obtain for the asset at the end of its useful life. The group has therefore reviewed its residual values for individual items of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly in terms of the requirements of IAS 16.

IAS 16 further requires that the useful lives of the individual components of property, plant and equipment items be reviewed at least annually, whereas the requirement under the previous SA GAAP equivalent, AC 123, has been to review the useful lives of items of property, plant and equipment on a non-mandatory periodic basis. The group has reassessed the useful lives of all individual components of property, plant and equipment and adjusted the carrying value of some items at the date of transition accordingly.

The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 April 2004 has also impacted depreciation charges subsequent to 1 April 2004.

(iii) *IAS 39: FINANCIAL INSTRUMENTS-RECOGNITION AND MEASUREMENT*

The group has an investment in Naspers Limited shares that is classified as an available for sale financial asset. Under SA GAAP the group accounted for changes in the fair value of the shares in profit and loss. Under IAS 39 the fair value adjustments are taken to equity under a fair value reserve. The reserve is released to the profit and loss once the fair value is realised through a sale transaction.

	Group			Company		
	Previous 2005 R'000	IFRS adjustments R'000	*Adjusted* 2005 R'000	*Previous* 2005 R'000	IFRS adjustments R'000	*Adjusted* 2005 R'000
Revenue	1 098 396		1 098 396	21 240		21 240
Cost of sales and provision of services	(746 967)		(746 967)			–
Gross profit	351 429		351 429	21 240		21 240
Operating costs nets of other income	(141 715)	(3 318)	(145 033)	(1 124)		(1 124)
Realised gain on investment in Naspers Limited	33 006	(5 595)	27 411	33 006	(5 595)	27 411
Loss on disposal of available-for-sale investments	(4 348)		(4 348)	(4 348)		(4 348)
Operating profit	238 372	(8 913)	229 459	48 774	(5 595)	43 179
Net finance (costs)/income	(61 281)		(61 281)	1 006		1 006
Share of profits of associates	7 582		7 582			–
Profit before tax	184 673	(8 913)	175 760	49 780	(5 595)	44 185
Income tax expense	(62 691)	587	(62 104)	(6 734)	1 545	(5 189)
Profit for year	121 982	(8 326)	113 656	43 046	(4 050)	38 996

	Group Previous 2004 R'000	Group IFRS adjustments R'000	Group Adjusted 2004 R'000	Company Previous 2004 R'000	Company IFRS adjustments R'000	Company Adjusted 2004 R'000
ASSETS						
Non-current assets	203 338	(90)	203 248	80 086	–	80 086
Property, plant and equipment	20 546	(90)	20 456	–		–
Intangible assets	10 536		10 536	–		–
Available for sale investments	15 858		15 858	15 858		15 858
Non-current receivables	45 366		45 366	41 258		41 258
Investments in subsidiaries	–		–	7 922		7 922
Investments in joint ventures	–		–	15 048		15 048
Investments in associates	48 817		48 817	–		–
Embeded derivative	57 031		57 031	–		–
Deferred taxation	5 184		5 184	–		–
Current assets	703 233	–	703 223	33 948	–	33 948
Sports events righs	271 015		271 015	–		–
Receivables and prepayments	217 117		217 117	13 531		13 531
Forward exchange contracts	1 123		1 123	–		–
Embeded derivative	106 598		106 598	–		–
Cash and cash equivalents	107 370		107 370	20 417		20 417
	906 561	(90)	906 471	114 034	–	114 034
EQUITY AND LIABILITIES						
Capital and reserves	123 328	(16 478)	106 850	98 488	(11 827)	86 661
Share capital and share premium	108 648		108 648	108 648		108 648
Fair value reserve	–	10 339	10 339	–	10 339	10 339
Retained earnings/(accumulated loss)	14 680	(26 817)	(12 137)	(10 160)	(22 166)	(32 326)
Non-current liabilities	181 089	9 928	191 017	1 446	11 827	13 273
Forward exchange contracts	181 089		181 089	–		–
Deferred taxation	–	9 928	9 928	1 446	11 827	13 273
Current liabilities	602 144	6 460	608 604	14 100	–	14 100
Trade and other payables	329 579	6 460	336 039	11 311		11 311
Forward exchange contracts	232 698		232 698	–		–
Current tax liability	4 695		4 695	2 789		2 789
Bank overdraft	35 172		35 172	–		–
	906 561	(90)	906 471	114 034	–	114 034

	Group Previous 2005 R'000	Group IFRS adjustments R'000	Group Adjusted 2005 R'000	Company Previous 2005 R'000	Company IFRS adjustments R'000	Company Adjusted 2005 R'000
ASSETS						
Non-current assets	216 496	30 378	246 872	105 108	–	105 108
Property, plant and equipment	19 779	1 169	20 948	–		–
Intangible assets	11 112		11 112	–		–
Available for sale investments	82 138		82 138	82 138		82 138
Non-current receivables	2 458		2 458	–		–
Investments in subsidiaries	–		–	7 922		7 922
Investments in joint ventures	–		–	15 048		15 048
Investments in associates	46 263		46 263	–		–
Forward exchange contracts	1 565		1 565	–		–
Embedded derivative	52 614		52 614	–		–
Deferred taxation	565	29 209	29 774	–		–
Current assets	679 967	–	679 967	35 228	–	35 228
Sports events rights	347 925		347 925	–		–
Receivables and prepayments	202 136		202 136	12 036		12 036
Forward exchange contracts	1 564		1 564	–		–
Embedded derivative	20 963		20 963	–		–
Taxation receivable	10 881		10 881	–		–
Cash and cash equivalents	96 498		96 498	23 192		23 192
	896 461	30 378	926 839	140 336	–	140 336
EQUITY AND LIABILITIES						
Capital and reserves	226 652		215 040	120 733	(4 113)	116 620
Share capital and share premium	108 648	2 081	110 729	108 648		108 648
Hedging reserve	2 222		2 222	–		–
Share-based compensation reserve	–	(652)	(652)	–		–
Fair value reserve	–	22 102	22 102	–	22 102	22 102
Retained earnings/(accumulated loss)	115 782	(35 143)	80 639	12 085	(26 215)	(14 130)
Minority interest	80	–	80	–	–	–
Non-current liabilities	68 195		101 784	5 580	4 113	9 693
Forward exchange contracts	–		–	–		–
Embedded derivative	16 038		16 038	–		–
Deferred taxation	52 157	33 589	85 746	5 580	4 113	9 693
Current liabilities	601 534		609 935	14 023	–	14 023
Trade and other payables	373 939	8 401	382 340	10 783		10 783
Forward exchange contracts	205 537		205 573	–		–
Embedded derivative	4 131		4 131	–		–
Current tax liability	3 965		3 965	3 240		3 240
Bank overdraft	13 926		13 926	–		–
	896 461	30 378	926 839	140 336	–	140 336

	Freehold and buildings R'000	Furniture and fittings R'000	Computer and office equipment R'000	Motor vehicles R'000	Total R'000
2. PROPERTY, PLANT AND EQUIPMENT					
Group					
Year ended 31 March 2006					
Cost					
Opening balance	17 781	1 016	9 498	542	28 837
Reclassifications	–	(5)	178	–	173
Additions	143	152	1 185	79	1 559
Disposals	–	(107)	(546)	(240)	(893)
	17 924	1 056	10 315	381	29 676
Accumulated depreciation					
Opening balance	2 516	687	4 450	236	7 889
Reclassifications	–	97	76	–	173
Depreciation charge for year	408	97	810	104	1 419
Depreciation on disposals	–	(40)	(448)	(196)	(684)
	2 924	841	4 888	144	8 797
Carrying value at 31 March 2006	15 000	215	5 427	237	20 879
Year ended 31 March 2005					
Cost					
Opening balance	17 781	872	10 255	584	29 492
Reclassifications	–	145	(106)	(39)	–
Additions	–	2	537	282	821
Disposals	–	(3)	(1 188)	(285)	(1 476)
	17 781	1 016	9 498	542	28 837
Accumulated depreciation					
Opening balance	2 085	462	4 888	391	7 826
Reclassifications	–	92	(56)	(36)	–
Depreciation charge for year	431	136	790	42	1 399
Depreciation on disposals	–	(3)	(1 172)	(161)	(1 336)
	2 516	687	4 450	236	7 889
Carrying value at 31 March 2005	15 265	329	5 048	306	20 948

Freehold land and buildings consist of owned land and buildings consist of owned land and buildings and are detailed as follows:

(a) 50% of Centurion Park Stadium situated on parts of plot 50 and plot 66, Centurion, Gauteng Province.

(b) 50% of ABSA Park sports complex including remainder of erf 29761 situated in the city and district of Kimberley, Northern Cape Province, in extent 65 842 hectares, and the stadium, main sports field, parking areas and buildings thereon, situated at Jacobus Smit Street, Kimberley, held under Title Deed No. T959/1995.

	Naming rights R'000	Liquor licences R'000	Transfer fees R'000	Total R'000
3. INTANGIBLE ASSETS				
Group				
Year ended 31 March 2006				
Opening carrying amount	7 025	789	3 298	11 112
Additions	–	–	1 698	1 698
Amortisation charge	(1 050)	(175)	(3 285)	(4 510)
	5 975	614	1 711	8 300
At 31 March 2006				
Cost	13 500	2 381	9 369	25 250
Accumulated amortisation	(7 525)	(1 767)	(7 658)	(16 950)
	5 975	614	1 711	8 300
Year ended 31 March 2005				
Opening carrying amount	8 025	1 063	1 448	10 536
Additions	–	–	4 111	4 111
Amortisation charge	(1 000)	(274)	(2 261)	(3 535)
	7 025	789	3 298	11 112
At 31 March 2005				
Cost	13 500	2 381	7 671	23 552
Accumulated amortisation	(6 475)	(1 592)	(4 373)	(12 440)
	7 025	789	3 298	11 112

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
4. AVAILABLE-FOR-SALE INVESTMENTS				
Listed – 452 657 ordinary shares in Naspers Limited	56 808	82 138	56 808	82 138
Reconciliation of opening and closing balance:				
Opening balance	82 138	15 858	82 138	15 858
Additions	–	41 258	–	41 258
Disposals	(71 007)	(7 984)	(71 007)	(7 984)
Fair value adjustments transferred to fair value reserve	45 677	33 006	45 677	33 006
	56 808	82 138	56 808	82 138

The investment in Naspers Limited shares are the shares held by the SuperSport Share Trust. These shares are reserved for participants of the Share Trust.

Available-for-sale investments, comprising principally marketable securities, are fair valued every six months at the close of business on 30 September and 31 March. These investments are traded in active markets and therefore the fair value is determined by reference to the JSE-quoted bid prices.

	Group 2006	Group 2005	Company 2006	Company 2005
5. NON-CURRENT RECEIVABLES				
Loans to sports unions	–	2 458	–	–

The loans to the sports unions are secured by the annual benefits that the unions receive in terms of the sponsorship agreements entered into between SuperSport International (Proprietary) Limited and the unions. Interest is calculated at rates mutually agreed upon and the loans are repayable in bi-annual instalments over a maximum period of 25 years. At year-end the loans have been fully provided.

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000

6. INVESTMENTS IN SUBSIDIARIES

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
10 000 ordinary shares in SuperSport International (Proprietary) Limited (100%) at cost *less* provisions and amounts written-off	–	–	7 922	7 922

7. INVESTMENTS IN JOINT VENTURES

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
2 000 ordinary shares in Oracle Airtime Sales (Proprietary) Limited (50%) at cost *less* provisions and amounts written-off	–	–	15 048	15 048
100 shares in Griqualand West Rugby Stadium (Proprietary) Limited	–	–	–	–
50 shares in KZN Cricket (Proprietary) Limited	–	–	–	–
50 shares in Western Province Professional Cricket (Proprietary) Limited	–	–	–	–
	–	–	15 048	15 048

The following information relates to the group's interest in joint ventures:

Name	Proportion owned	Financial year-end	Nature of business
Oracle Airtime Sales (Proprietary) Limited	50%	31 March	Commercial airtime sales
Centurion Park Investments (Proprietary) Limited	50%	30 April	Cricket operations
Griqualand West Rugby Stadium (Proprietary) Limited	50%	31 March	Rugby stadium operations
KwaZulu-Natal Cricket (Proprietary) Limited	50%	31 March	Cricket operations
Western Province Professional Cricket (Proprietary) Limited	50%	30 April	Cricket operations

The group's aggregate proportionate share of assets and liabilities in joint ventures

	Group 2006 R'000	Group 2005 R'000
Property, plant and equipment and investments	25 864	21 548
Current assets	81 166	4 258
Less:		
Long-term liabilities	(14 173)	–
Current liabilities	(65 921)	(585)
	26 936	25 221
The group's aggregate proportionate share of revenue and expenditure in joint ventures		
Revenue	65 234	52 320
Expenditure	(64 609)	(44 355)
Profit before taxation	625	7 965
Taxation	(749)	(2 205)
(Loss)/Profit after taxation	(124)	5 760
The group's aggregate proportionate share of cash flows in joint ventures		
Cash flow from operating activities	(411)	10 596
Cash flow from investing activities	(1 641)	(995)
Cash flow from financing activities	1 392	(4 141)
Net cash flow	(660)	5 460
The group's aggregate proportionate share of commitments in joint ventures		
Capital expenditure	–	340

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000

8. INVESTMENTS IN ASSOCIATES

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Unlisted shares				
At cost	–	–	–	–
Share of equity since acquisition	(3 458)	1 709	–	–
	(3 458)	1 709	–	–
Unsecured loans	58 657	51 801	–	–
Provision for losses	(5 049)	(7 247)	–	–
	50 150	46 263	–	–
Reconciliation of opening and closing balances				
Opening balance	46 263	48 817	–	–
Share of results before tax	6 014	7 574	–	–
Share of tax (refer note 19)	–	8	–	–
Dividend received	(6 494)	(6 717)	–	–
Increase/(decrease) In loans to associates	4 367	(3 202)	–	–
Net movement in provision for losses	–	(217)	–	–
	50 150	46 263	–	–

The following information relates to the group's interest in associates:

Name	Number of shares held	Proportion owned	Nature of business
Free State Cheetahs (Proprietary) Limited	245	24,5%	Rugby operations
Griqualand West Rugby (Proprietary) Limited	245	24,5%	Rugby operations
Natal Sharks (Proprietary) Limited	400	40,0%	Rugby operations
Central Cheetahs (Proprietary) Limited	20	16,82%	Rugby operations

	Group 2006 R'000	Group 2005 R'000
Aggregate balance sheets of associates		
Property, plant and equipment and investments	109 248	110 905
Net current assets	28 154	–
	137 402	110 905
Share capital and accumulated losses	(14 205)	(14 275)
Long-term liabilities	114 586	115 315
Net current liabilities	37 021	9 865
	137 402	110 905
Aggregate income statements of associates		
Revenue	81 033	49 285
Profit before taxation	18 500	18 500
Taxation	–	32
Profit after taxation	18 500	18 532
Dividends	(6 494)	(16 792)
Aggregate cash flow statements of associates		
Cash flow from operating activities	1 669	4 771
Cash flow from investing activities	(909)	10 557
Cash flow from financing activities	(203)	(32 996)
Net cash flow	557	(17 668)

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000

9. RECEIVABLES AND PRE-PAYMENTS

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Trade receivables	84 675	69 069	–	–
Receivables from related parties (refer note 20)	91 690	75 219	22 215	12 000
Total trade receivables	174 365	144 288	22 215	12 000
Provision for impairment of receivables	(2 105)	(2 353)	-	–
Total trade receivables	174 260	141 935	22 215	12 000
Sundry receivables	12 168	11 572	36	36
Pre-payments	46 575	48 629	–	–
	233 003	202 136	22 251	12 036

10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise the following:

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Cash and bank balances	24 217	96 498	12 842	23 192
Bank overdrafts	(13 316)	(13 926)	–	–
	10 901	82 572	12 842	23 192

11. SHARE CAPITAL AND SHARE PREMIUM

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Authorised share capital				
1 000 000 000 ordinary shares of 0,01 cents each	100	100	100	100
Issued share capital				
268 763 276 ordinary shares of 0,01 cents each (2005: 268 763 276)	26	26	26	26
Share premium on ordinary shares	46 248	108 622	46 248	108 622
	46 274	108 648	46 274	108 648

12. THE SUPERSPORT SHARE TRUST

On 12 June 1991, the company established the SuperSport Share Trust (amended 15 November 1993, 22 May 1995, 28 August 1997, 31 January 1998, 30 August 1999, 21 August 2001 and April 2004), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Stock options may be granted with an exercise price of not less than 100% of the market value of the options at the time of the grant. One third of the options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the stock options and expire after ten years. Unvested shares are subject to cancellation upon forfeiture upon termination of employment. This plan is cash settled.

In terms of a section 311 scheme of arrangement, Naspers Limited offered one Naspers Class N share to all minority shareholders of SuperSport, including the SuperSport Plan, for every 4.5 M-Net/SuperSport linked unit held, or R8,50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 525 228 Naspers Class N ordinary shares during April 2004.

Movement in terms of the SuperSport International Holdings Limited Plan are as follows:

	Number of shares Naspers shares 2006	Number of shares Naspers shares 2005
Shares held by the trust		
Balance at beginning of year	1 071 832	1 225 883
Shares sold on the open market	(480 000)	–
Shares purchased by participants	(211 367)	(154 051)
Shares available for allocation to employees	380 465	1 071 832

Allocated to employees	2006 Number of shares	 Weighted average exercise price R	2005 Number of shares	 Weighted average exercise price R
Outstanding at 1 April	579 329	32,20	525 228	42,75
Granted	–		217 098	
Exercised	(211 367)	8,88	(154 051)	22,83
Cancelled	(61)	–	–	–
Forfeited	(7 633)	32,85	(8 946)	31,69
Outstanding at 31 March	360 268	33,83	579 329	32,20
Exercisable at 31 March	96 287	29,17	145 206	41,78

No share options expired or were cancelled during the years ended 31 March 2006 and 2005.

Exercised during year	2006 Number of shares	 Weighted average exercise price R	2005 Number of shares	 Weighted average exercise price R
Weighted average share price of options taken up during period	13 504	65,37	1 767	32,41
Weighted average share price of options taken up and sold during period	197 863	112,60	152 284	55,29
	211 367	111,60	154 051	55,12

Share allotments outstanding and currently exercisable at 31 March 2006 by exercise price:

Range of exercise prices	Outstanding Number of shares outstanding at 31 March 2006	 Weighted average exercise price R	Vested Number of shares exercisable	 Weighted average exercise price R
	102 502		*28 984*	
10,01 – 25,00	884	24,51	884	24,51
25,01 – 40,00	34 143	32,47	30 607	31,89
40,01 – 55,00	220 028	49,54	33 101	49,90
55,01 – 60,00	2 711	58,66	2 711	58,66
	360 268	33,83	96 287	29,17

Share appreciation rights scheme

Description

On 20 September 2005, the group established the Electronic Media Network/SuperSport International Holdings Limited ("M-Net/SS") Share Appreciation Rights Schemes in terms of which they may award share appreciation rights (SAR's) for no more than 10% of the total number of ordinary shares in issue. SAR's may be granted with an exercise price of not less than 100% of the fair value of the SAR's at the time of the grant. One third of the SAR's generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the SAR's and expire after five years and fourteen days. Unvested SAR's are subject to forfeiture on termination of employment. Cancelled SAR's are SAR's cancelled by mutual agreement between employer and employee. These plans are classified as cash-settled.

Movements in terms of the SAR Plans are as follows:

	M-Net/SS	
	SAR's	Weighted average exercise price R
Allocated to employees		
Outstanding at 1 April	–	–
Granted	5 922 318	9,00
Exercised		
Cancelled		
Forfeited	(2 965)	9,00
Outstanding at 31 March	5 919 353	9,00
Exercisable at 31 March	–	–
Exercised during year		
Weighted average share price of SAR's exercised during year	–	–

SAR allotments outstanding and currently exercisable at 31 March 2006 by exercise price:

	SAR's Outstanding		SAR's Exercisable	
Range of exercise prices	Number of SAR's outstanding at 31 March 2006	Weighted average exercise price R	Number of SAR's exercisable	Weighted average exercise price R
9,00–9,00	5 919 353	9,00	–	–

Grants made during year

	M-Net/SS 31 March 2006
Weighted average fair value at measurement date (R)	2,73
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following assumptions:	
Weighted average share price (R)	9,00
Weighted average exercise price (R)	9,00
Weighted average expected volatility (%)*	14%
Weighted average SAR life (years)	5
Weighted average dividend yield	–
Weighted average risk free rate based on zero rate bond yield at perfect fit (%)	7,47
Weighted average in-the-money rate (%)	63,99
Weighted average vesting period (years)	4

Expectations of early exercise are not considered due to the unpredictability of early scenarios.

*The expected weighted average volatility is determined using both historical and future annual (bi-annual) company valuations.

Share-based payment expense	31 March 2006 R'000	31 March 2005 R'000
Charge for the year (included in note 17)	14 266	3 367
Liability at year end	16 537	8 399
Short-term portion	10 182	4 486
Long-term portion	6 355	3 913

	Group		Company	
	2006 R'000	*2005* R'000	*2006* R'000	*2005* R'000

13. DEFERRED TAXATION

Deferred taxation is calculated on all temporary differences under the liability method using a principal tax rate of 29% (2005: 29%).

Reconciliation of opening and closing balances:

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Opening balance	55 972	(5 184)	9 693	1 446
Charge to the income statement	(13 240)	54 591	–	5 189
Tax (credited)/debited to equity	(2 526)	6 565	1 005	3 058
	40 206	55 972	10 698	9 693

The deferred tax credited to equity during the prior year is in respect of the opening retained earnings adjustment relating to the fair value losses on contracts which did not qualify for hedge accounting on adoption of IAS 39 and also to tax effects of fair value adjustments on available for sale financial assets.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

Analysis of temporary differences

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Sports events rights	13 499	33 936	–	–
Provisions	(2 208)	(1 672)	–	–
Share-based payments	(4 795)	(1 665)		
Pre-payments	1 823	2 089	–	–
Fair value gains on available-for-sale investments	10 698	11 238	10 698	9 693
Tax losses carried forward	(261)	(26 437)	–	–
Derivative instruments	20 588	37 406	–	–
Property, plant and equipment	1 179	1 104	–	–
Other	(317)	(27)	–	–
	40 206	55 972	10 698	9 693
Deferred taxation is classified as follows:				
Deferred tax asset	(7 581)	(29 774)	–	–
Deferred tax liability	*47 787*	85 746	10 698	9 693
	40 206	55 972	10 698	9 693

14. FINANCIAL INSTRUMENTS

Forward exchange contracts

Net fair values of forward exchange contracts at the balance sheet date were:

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Contracts with positive fair values	–	3 129	–	–
Contracts with negative fair values	(3 431)	(205 573)	–	–
	(3 431)	(202 444)	–	–

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
These forward exchange contracts have been classified between current and non-current, based on their expected settlement dates, as follows:				
FEC asset	–	3 129	–	–
Current	–	1 564	–	–
Non-current	–	1 565	–	–
FEC liability	(3 431)	(205 573)	–	–
Current	(3 431)	(205 573)	–	–
Non-current	–	–	–	–
	(3 431)	(202 444)	–	–
The above forward exchange contracts at year end qualify for hedge accounting under the specific rules of IAS 39. Forward exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates on specific transactions.				
At the balance sheet date, the settlement dates on open forward contracts ranged between one and 12 months (2005: one and 17 months). The local foreign currency amounts to be received and contractual exchange rates of the company's outstanding contracts were:				
USD	–	810 547	–	–
GBP	42 258	83 358	–	–
	42 258	893 905	–	–

Interest rate risk

The group's income and operating cash flows are substantially independent of changes in market interest rates. The group has no significant interest bearing assets. The group generally funds itself from its operations and does not require extended financing other than short-term overdrafts that result from cash timing issues.

Credit risk

The group limits its exposure to credit risk for advertising receivables through strict credit-vetting procedures. An adequate level of provision is maintained. All other receivables are due from related parties who act in the capacity of collection agencies. As regards cash and cash equivalents, the group deals only with major banks in South Africa.

Embedded derivatives	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Asset	75 246	73 577	–	–
Current	20 943	20 963	–	–
Non-current	54 303	52 614	–	–
Liability	(1 076)	(20 169)	–	–
Current	(873)	(4 131)	–	–
Non-current	(203)	(16 038)	–	–
	74 170	53 408	–	–

These embedded derivatives relate to purchase contracts with suppliers which are not financial instruments. These contracts require payments denominated in a currency which is not the currency of the primary economic environment in which any substantial party to that contract operates. Such contracts are therefore regarded as host contracts with embedded foreign currency derivatives which are accounted for separately from the host contract. These embedded derivatives have been classified between current and non-current on the balance sheet based on the expected date of receipt of the sports rights into inventories.

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000

15. TRADE AND OTHER PAYABLES

Local payables	20 760	24 000	169	581
Foreign payables	174 000	272 121	–	–
Share-based compensation	10 182	4 486	–	–
Accruals	39 760	44 904	269	192
Related party payables (refer note 20)	31 612	32 916	7 679	10 010
	276 314	378 427	8 117	10 783

Total foreign liabilities of USD 17.6 million, EUR 0.05 million and GBP 0.4 million (2005: USD 38.03 million, EUR 0.3 million and GBP 1.6 million) are fully covered at 31 March 2006.

16. REVENUE

South African				
Analogue	165 216	185 871	–	–
Subscription fees	117 273	130 696	–	–
Advertising	32 075	34 726	–	–
Sponsorship	15 868	20 449	–	–
Digital	888 150	755 170	–	–
Fees for broadcasting content	615 226	527 408	–	–
Advertising	207 648	166 009	–	–
Sponsorship	65 276	61 753	–	–
Other countries and other revenue	229 881	157 355		
Dividends received	–	–	109 804	21 240
	1 283 247	1 098 396	109 804	21 240

17. OPERATING PROFIT

The following items have been charged/(credited) in arriving at operating profit:

Amortisation of intangible assets (refer note 3)	4 510	3 535	–	–
Auditors' remuneration				
– Audit fees – current year	483	519	37	139
– Taxation and other services	1 265	1 228	–	61
– Expenses	80	75	–	6
	1 828	1 822	37	206
Depreciation (refer note 2)	1 419	1 399	–	–
Directors' emoluments				
Executive directors	1 833	2 236	–	–
– Salaries	1 062	845	–	–
– Fringe benefits	129	293	–	–
– Pension fund contributions	92	88	–	–
– Performance bonuses	510	972	–	–
– Medical aid contributions	40	38	–	–
Non-executive directors				
– Fees	298	137	–	–
	2 131	2 373	–	–
Paid by company	2 131	2 373	–	–

Key management remuneration (R'000 unless disclosed otherwise)

Comparatives have not been restated to account for the change in the composition of key management.

The total of executive directors' and key management emoluments amounted to R16 017 (2005: R13 164) comprising short-term employee benefits of R10 500 (2005: R7 784), post-employment benefits of R552 (2005: R698) and share-based payment charges of R4 120 (2005: R3 540). The aggregate number of share options granted to the executive directors and key management during the 2006 financial year and the number of shares allocated to the executive directors and key management at 31 March 2006, respectively, are:

For shares listed on a recognised stock exchange as follows: no Naspers shares were allocated during the 2006 financial year and an aggregate of 153 849 (2005: 261 392) Class N ordinary shares were allocated at 31 March 2006.

During the year, a share appreciation rights plan (SAR's) was introduced. The number of SAR's allocated to the executive directors and key management at 31 March 2006 are 1 943 331 M-Net/SS SAR's.

These shares and SAR's were granted on the same terms and conditions as those offered to employees of the group.

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Dividends received				
– Available-for-sale investments	(804)	(440)	(804)	(440)
– Subsidiary	–	–	(109 000)	(20 800)
Net foreign exchange losses (included in cost of sales and provision of services)	560	–	–	–
Net movement in provision for losses (net of loan write-off) against associates and sports unions	4 599	2 660	–	–
Net profit on disposal of property, plant and equipment	(40)	(52)	–	–
Operating lease rentals				
Office buildings	1 972	1 836	–	–
Equipment	8 784	12 098	–	–
	10 756	13 934	–	–
Sports events rights recognised as an expense	586 211	483 669	–	–
Staff costs				
Salaries and wages	54 953	47 505	–	–
Pension costs – defined contribution plan	6 492	2 562	–	–
Share-based compensation	14 266	3 367	–	–
	75 711	53 434	–	–
Average weekly number of persons employed by group during the year in South Africa:				
Permanent	165	145	–	–
Contract	117	149	–	–
	282	294	–	–
Trade receivables impairment charge for bad and doubtful debts	2 105	2 353	–	–

18. **NET FINANCE INCOME/(COSTS)**

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Interest income	16 596	7 636	502	1 139
Loans	122	2 087	2	–
Bank deposits	8 044	4 295	(30)	70
Other	8 430	1 254	530	1 069
Interest expense	(8 800)	(5 960)	–	(133)
Loans and bank overdrafts	(8 631)	(2 619)	–	–
Receiver of Revenue	(169)	(3 341)	–	(133)
Foreign exchange gains/(losses)	25 176	(62 957)	–	–
Forward contracts – not qualifying as hedges	3 618	(70 848)	–	–
Embedded derivative revaluation	31 540	23 958	–	–
Losses on translation of financial assets and liabilities denominated in foreign currencies	(9 982)	(16 067)	–	–
	32 972	(61 281)	502	1 006

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000

19. INCOME TAX EXPENSE

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
South African normal tax				
Current tax	97 397	4 230	3 858	–
– Current year	98 537	1 939	3 941	–
– Prior year (over)/under provisions	(1 140)	2 291	(83)	–
Deferred tax	(13 240)	55 282	16	2 589
– Current year	(13 314)	49 948	–	2 981
– Prior year under/(over) provisions	74	7 081	16	(200)
– Change in rate	–	(1 747)	–	(192)
	84 157	59 512	3 874	2 589
Share of tax of associates	–	(8)	–	–
Secondary Tax on Companies	11 646	2 600	11 646	2 600
Secondary Tax on Companies (over provision from prior year)	(1 500)	–	(1 500)	–
	94 303	62 104	14 020	5 189
Tax rate reconciliation:				
South African normal tax rate	29,0%	30,0%	29,0%	30,0%
Expenses not deductible for tax purposes	7,0%	1,5%	4,5%	(19,5%)
Non taxable income	(6,1%)	(1,6%)	(33,7%)	0,0%
Assessed losses utilised	(9,6%)	0,0%	0,0%	0,0%
Secondary Tax on Companies	4,1%	1,4%	7,9%	5,2%
Prior year under/(over) provisions	(0,4%)	5,1%	(1,2%)	0,4%
Change in rate	0,0%	(1,0%)	0,0%	(0,4%)
Other	9,2%	(0,1%)	4,4%	(0,5%)
Effective rate	33,2%	35,3%	10,9%	15,2%

In addition to the income tax expense charged to profit or loss a deferred tax charge of R2 526 000 (2005: R6 565 000) has been charged to equity during the year in respect of:

	R'000	R'000	R'000	R'000
Hedging reserve	(2 085)	907	–	–
Fair value adjustments on available for sale investments	(540)	5 658	(1 005)	3 058
	(2 526)	6 565	(1 005)	3 058

20. RELATED PARTY TRANSACTIONS

The company entered into transactions and has balances with a number of related parties. The transactions with related parties, which are at arm's length, are summarised below.

MultiChoice Africa (Proprietary) Limited has an equity interest in SuperSport International Holdings Limited. This company is responsible for the group's material billings and collections with respect to subscriber revenues, as well as the management of the group's payroll function.

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Sale of goods and provision of services				
Multichoice Africa (Pty) Limited – collection agency for subscription revenue	971 758	855 744	–	–
Oracle Airtime Sales (Pty) Limited – advertising revenue	109 679	80 929	–	–
Advertising revenue	121 902	90 931	–	–
Commission paid to Oracle	(12 223)	(10 002)	–	–
Purchases of goods and services				
Electronic Media Network Limited – broadcast services rendered	132 884	120 070	–	–
Electronic Media Network Limited – rental and transmission facilities	11 847	9 398	–	–
Multichoice Africa (Pty) Limited – transponder costs	7 467	11 093	–	–
Multichoice Africa (Pty) Limited – Publications	5 514	6 772	–	–

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
The balances of advances, deposits, receivables and payables between the company and its related parties are as follows: (refer notes 9 and 15).				
Receivables				
Electronic Media Network Limited	70 984	61 923	–	–
Electronic Media Network Limited (Oracle Airtime Sales (Pty) Limited)	5 374	4 072	–	–
Media 24 Limited	607	31	–	–
MultiChoice Africa (Pty) Limited	14 439	9 192	–	–
M-Web Holdings Limited	286	1	–	–
SuperSport International (Pty) Limited	–	–	22 215	12 000
	91 690	75 219	22 215	12 000
Payables				
Electronic Media Network Limited	(7 679)	(7 679)	(7 679)	(7 679)
Electronic Media Network Limited (Oracle Airtime Sales (Pty) Limited)	(21 357)	(18 685)	–	–
MultiChoice Africa (Pty) Limited	(2 576)	(6 552)	–	–
SuperSport International (Pty) Limited	–	–	–	(2 331)
	(31 612)	(32 916)	(7 679)	(10 010)

Director's interest in SuperSport Share Incentive Scheme

Historically S J Z Pacak has been a participant under the SuperSport Share Incentive Scheme. In March 2003, SuperSport completed a capital reduction, in terms of which Naspers N ordinary shares were distributed to its shareholders, including the SuperSport Share Incentive Trust. In terms of his participation in the SuperSport Share Incentive Scheme, 2 119 Naspers Class N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004. In March 2004 Naspers Limited acquired all the SuperSport ordinary shares held by the SuperSport Share Incentive Trust in exchange for Naspers N ordinary shares. Participants could exchange their rights to SuperSport shares for Naspers N ordinary shares. A total of 5 305 Naspers N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.

21. DETAILS OF DIRECTORS' SERVICE CONTRACTS

A number of the group's board members also serve as board members for MultiChoice Africa (Proprietary) Limited and entities in which it has either a direct or an indirect interest.

No executive director has a separate contract to act in the capacity of director. In terms of the company's articles of association, one third of the directors, with the exception of the managing director and any director appointed after the conclusion of the company's preceding annual general meeting, retire by rotation at the forthcoming annual general meeting. Those who wish to offer themselves for re-election by the shareholders do so at the annual general meeting.

Refer note 17 for details of directors' emoluments.

Employee benefit plans

All employees of the company and certain subsidiaries are members of the M-Retirement Fund, a defined contribution fund. This fund is governed by the Pension Funds Act, 1956. The assets of the scheme are independent of the company's finances. The scheme is funded by contributions from employees and the company.

22. SEGMENTAL INFORMATION

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one business or geographical segment.

23. COMMITMENTS

Sports events rights

At 31 March 2006 the group had entered into contracts for the purchase of sports events rights. The commitments in respect of these contracts amount to R1 286 million (2005: R1 483 million).

Capital commitments

Commitments in respect of capital expenditure approved by the directors but not contracted for, amount to R5 500 000 (2005: R690 000).

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Operating lease commitments				
The future minimum lease payments under non-cancellable leases are as follows:				
Not later than one year	2 354	1 785	–	–
Later than one year but not later than five years	–	359	–	–
	2 354	2 144	–	–

It is intended to finance the above commitments from existing borrowing facilities and from working capital generated within the group.

24. CASH FLOW INFORMATION

24.1 Cash generated/(utilised) by operations

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Operating profit	245 733	229 459	128 316	43 179
Adjusted for:				
Amortisation of intangible assets	4 510	3 535	–	–
Depreciation	1 419	1 399	–	–
Dividends received from available-for-sale investments	(804)	(492)	(804)	(440)
Dividends received from subsidiary	–	–	(109 000)	(20 800)
Embedded derivative release	103 800	87 307	–	–
Net fair value gain on listed investments	(20 113)	(23 063)	(20 113)	(23 063)
Share-based compensation	20 396	3 367	–	–
Profit on disposal of property, plant and equipment	(41)	(52)	–	–
Provision for losses against associates and sports unions	2 440	2 091	–	–
Adjusted operating profit before changes in working capital	357 340	303 551	(1 601)	(1 124)
Changes in working capital	(299 053)	(264 729)	(14 372)	967
Decrease/(increase) in sports events rights	109 719	(26 780)	–	–
(Increase)/decrease in receivables and pre-payments	(30 867)	16 661	(10 215)	1 495
(Decrease)/increase in trade and other payables	(116 065)	24 134	(4 158)	(528)
Decrease in foreign exchange	(261 840)	(278 744)	–	–
	58 287	38 822	(15 973)	(157)

24.2 Taxation paid

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Taxation (receivable)/owing at beginning of year	(6 917)	4 695	3 239	2 789
Charge to the income statement	94 303	62 691	14 020	6 734
Adjustment for deferred taxation	13 240	(55 869)	(16)	(4 134)
Taxation (owing)/receivable at end of year	(110 583)	6 917	(16 085)	(3 239)
	(9 957)	18 434	1 158	2 150

24.3 Dividends paid

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Shareholders for dividends, opening balance	–	–	–	–
Dividend declared during year	93 165	20 800	93 165	20 800
Shareholders for dividends, closing balance	–	–	–	–
	93 165	20 800	93 165	20 800

Material changes:

No material changes in either the financial or funding position of SuperSport has occurred between 31 March 2006 and the date of this circular.

The financial information of SuperSport for the year ended 31 March 2004 as set out below has been extracted from the annual financial statements of SuperSport which were prepared in terms of SA GAAP.

SUPERSPORT INTERNATIONAL HOLDINGS LIMITED

BALANCE SHEET
at 31 March 2004

	Group 2004 R'000	Company 2004 R'000
ASSETS		
Non-current assets	203 338	80 086
Property, plant and equipment	20 546	–
Intangible assets	10 536	–
Available-for-sale investments	15 858	15 858
Non-current receivables	45 366	41 258
Investments in subsidiaries	–	7 922
Investments in joint ventures	–	15 048
Investments in associates	48 817	–
Embedded derivative	57 031	–
Deferred taxation	5 184	–
Current assets	703 223	33 948
Sports events rights	271 015	–
Receivables and prepayments	217 117	13 531
Forward exchange contracts	1 123	–
Embedded derivative	106 598	–
Cash and cash equivalents	107 370	20 417
	906 561	114 034
EQUITY AND LIABILITIES		
Capital and reserves	123 328	98 488
Share capital and share premium	108 648	108 648
Retained earnings/(accumulated loss)	14 680	(10 160)
Non-current liabilities	181 089	1 446
Forward exchange contracts	181 089	–
Deferred taxation	–	1 446
Current liabilities	602 144	14 100
Trade and other payables	329 579	11 311
Forward exchange contracts	232 698	–
Current tax liability	4 695	2 789
Bank overdraft	35 172	–
	906 561	114 034

INCOME STATEMENT
for the year ended 31 March 2004

	Group 2004 R'000	Company 2004 R'000
Revenue	962 466	14 622
Cost of sales and provision of services	(701 407)	–
Gross profit	261 059	14 622
Operating costs net of other income	(132 843)	(3 567)
Fair value gain on investment in Naspers Limited	10 339	10 339
Loss on disposal of available-for-sale investments	(1 035)	(1 035)
Operating profit	137 520	20 359
Net finance (costs)/income	(117 769)	315
Share of results of associates	5 101	–
Profit before tax	24 852	20 674
Taxation	(12 134)	(4 022)
Profit after tax	12 718	16 652

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 March 2004

	Number of shares	Share capital and share premium R'000	Hedging reserve R'000	Retained earnings/ (accumulated loss) R'000	Total R'000
Group					
Balance at 1 April 2003	253 364 257	50 558	–	122 260	172 818
Effect of adopting AC 133 Financial Instruments: Recognition and Measurement, net of tax		–	–	(120 298)	(120 298)
Restated balance at 1 April 2003	253 364 257	50 558	–	1 962	52 520
Net profit for year		–	–	12 718	12 718
Treasury shares sold	15 399 019	58 090	–	–	58 090
Balance at 31 March 2004	268 763 276	108 648	–	14 680	123 328
Company					
Balance at 1 April 2003	253 364 257	50 558	–	(25 036)	25 522
Effect of adopting AC 133 Financial Instruments: Recognition and Measurement, net of tax		–	–	(1 776)	(1 776)
Restated balance at 1 April 2003	253 364 257	50 558	–	(26 812)	23 746
Net profit for year		–	–	16 652	16 652
Treasury shares sold	15 399 019	58 090	–	–	58 090
Balance at 31 March 2004	268 763 276	108 648	–	(10 160)	98 488

CASH FLOW STATEMENT
for the year ended 31 March 2004

	Group 2004 R'000	Company 2004 R'000
Cash flow from operating activities	8 301	(13 541)
Cash generated/(utilised) by operations	19 019	(26 535)
Interest received	11 030	914
Interest paid	(1 163)	(599)
Dividends received from available-for-sale investments	158	158
Dividends received from joint venture	–	12 000
Dividends received from associates	3 000	–
Taxation paid	(23 743)	521
Dividends paid	–	–
Cash flow from investing activities	(349)	5 875
Acquisition of property, plant and equipment to maintain operations	(1 419)	–
Acquisition of intangible assets	(1 216)	–
Proceeds on disposal of available-for-sale investments	5 875	5 875
Net cash increase in non-current receivables	(2 742)	–
Net increase in investments and loans to associates	(847)	–
Cash flow from financing activities		
Treasury shares sold	16 358	16 358
Net cash flow for year	24 310	8 692
Cash and cash equivalents at beginning of year	46 299	11 725
Translation adjustments on cash and cash equivalents	1 589	–
Cash and cash equivalents at end of year	72 198	20 417

HISTORICAL FINANCIAL INFORMATION OF M-NET

INTRODUCTION

The following information has been extracted from the audited annual financial statements of M-Net for the three years ended 31 March 2004, 2005 and 2006. The annual financial statements were audited by PricewaterhouseCoopers Inc and were without qualification.

Results of operations 2006

The group has had profitable year in terms of results. The results of operations for the year under review are set out in the income statement on page 73.

Revenue for the group has increased by 16% to R1 906 million on the back of increased consumer spending stimulating increased advertising revenues. M-Net earns substantial revenues in US dollars from channel services provided to countries elsewhere in Africa. Despite the strong rand this revenue stream has also shown growth due to increased number of subscribers.

During the period the rand has held its own against the US dollar resulting in reduced costs as M-Net has substantial dollar-based input costs. The full benefit to the income statement will continue to be felt over time as the company has a policy to cover forward its commitments up to two years. M-Net also invested extensively in content acquisitions and production. The result of this operating activity has been an increase in operating profit from R415 million in 2005 to R475 million for the year under review.

In addition the stability of the rand has led to a significant reduction in finance costs over the period. These costs primarily relate to the IAS 39 valuation of outstanding forward exchange contracts on a mark-to-market basis.

ELECTRONIC MEDIA NETWORK LIMITED

BALANCE SHEETS

at 31 March 2005 and 2006

	Note	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
ASSETS					
Non-current assets					
Property, plant and equipment	2	**212 980**	187 449	**212 627**	187 154
Intangible assets	3	**3 000**	–	**3 000**	–
Investments	4	**–**	64	**105 164**	105 164
Available-for-sale investments	6	**51 229**	64 587	**51 229**	64 587
Deferred tax assets	7	**10 095**	–	**8 200**	–
		277 304	252 100	**380 220**	356 905
Current assets					
Programme and film rights	8	**349 504**	437 548	**348 254**	437 548
Trade and other receivables	5	**343 708**	292 897	**295 913**	253 476
Embedded derivative asset	13	**3 232**	–	**3 232**	–
Cash and cash equivalents	9	**108 405**	49 438	**71 432**	19 405
		804 849	779 883	**718 831**	710 429
Total assets		**1 082 153**	**1 031 983**	**1 099 051**	**1 067 334**
EQUITY					
Capital and reserves attributable to equity holders					
Share capital	10	**15 982**	100 285	**15 982**	100 285
Other reserves	11	**38 293**	(22 655)	**33 177**	(25 890)
Retained earnings		**145 256**	(5 168)	**211 561**	72 404
Total equity		**199 531**	**72 462**	**260 720**	**146 799**
LIABILITIES					
Non-current liabilities					
Trade and other payables	12	**16 881**	17 147	**15 778**	16 334
Deferred tax liabilities	7	**–**	82 283	**–**	83 438
Derivative financial instruments	13	**16 481**	14 910	**16 481**	14 910
		33 362	114 340	**32 259**	114 682
Current liabilities					
Trade and other payables	12	**742 144**	651 100	**688 912**	609 349
Derivative financial instruments	13	**28 589**	71 933	**28 589**	71 933
Bank overdraft	9	**35 000**	78 009	**35 000**	78 009
Current income tax liabilities		**43 527**	44 139	**53 571**	46 562
		849 260	845 181	**806 072**	805 853
Total liabilities		**882 622**	**959 521**	**838 331**	**920 535**
Total equity and liabilities		**1 082 153**	**1 031 983**	**1 099 051**	**1 067 334**

The prior year figures have been restated to take into account the effect of the accounting policy changes as discussed in note 26.

INCOME STATEMENTS

for the years ended 31 March 2005 and 2006

	Note	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Revenue	14	**1 905 927**	1 638 092	**1 863 850**	1 611 319
Cost of sales and provision of services		**1 159 115**	888 970	**1 171 546**	902 090
Gross profit		**746 812**	749 122	**692 304**	709 229
Selling and marketing costs	15	**91 919**	74 167	**87 213**	70 647
Administrative expenses	15	**207 148**	283 317	**171 010**	259 140
Fair value gain on listed investments		**15 619**	20 002	**15 619**	20 002
Other income	16	**11 214**	3 159	**12 555**	74 325
Operating profit		**474 578**	414 799	**462 254**	473 768
Finance costs	17	**(8 961)**	(95 365)	**(8 961)**	(95 365)
Profit before income tax		**465 617**	319 434	**453 293**	378 404
Income tax expenses	18	**(151 587)**	(117 564)	**(150 530)**	(102 322)
Profit for year		**314 030**	**201 870**	**302 786**	**276 082**

The prior year figures have been restated to take into account the effect of the accounting policy changes as discussed in note 26.

ELECTRONIC MEDIA NETWORK LIMITED

STATEMENTS OF CHANGES IN EQUITY

for the years ended 31 March 2005 and 2006

GROUP	Number of shares	Share capital and share premium R'000	(Accumulated loss)/retained earnings R'000	Fair value and other reserves R'000	Total R'000
Balance at 1 April 2004	268 763 276	100 285	(127 684)	(54 999)	(82 398)
Adoption of IFRS at 1 April 2004 (refer to note 26)		–	(19 371)	40 199	20 827
Cash flow hedges, net of tax		–	–	(10 877)	(10 877)
Foreign currency translation reserve		–	–	2 430	2 430
Net profit as originally stated		–	219 742	–	219 742
Net dividends paid		–	(59 999)	–	(59 999)
Adoption of IFRS at 31 March 2005 (refer to note 26)		–	(17 856)	592	(17 264)
Balance at 31 March 2005	268 763 276	100 285	(5 167)	(22 655)	72 462
Share premium reduction		(84 303)	–	–	(84 303)
Cash flow hedges, net of tax		–	–	30 770	30 770
Movement in share-based compensation scheme		–	–	30 735	30 735
Foreign currency translation reserve		–	–	(557)	(557)
Net profit for year		–	314 030	–	314 030
Net dividends paid		–	(163 607)	–	(163 607)
Balance at 31 March 2006	268 763 276	15 982	145 256	38 293	199 530

Dividend per share

Dividends declared in respect of the 2006 financial year were R163,607 million (60,87 cents per share).

COMPANY	Number of shares	Share capital and share premium R'000	(Accumulated loss)/retained earnings R'000	Fair value and other reserves R'000	Total R'000
Balance at 1 April 2004	268 763 276	100 285	(150 010)	(30 790)	(80 515)
Adoption of IFRS at 1 April 2004 (refer to note 26)		–	6 415	15 777	22 192
Cash flow hedges, net of tax		–	–	(10 877)	(10 877)
Net profit as originally stated		–	292 766	–	292 766
Net dividends paid		–	(59 999)	–	(59 999)
Adoption of IFRS at 31 March 2005 (refer to note 26)		–	(16 768)	–	(16 768)
Balance at 31 March 2005	268 763 276	100 285	72 404	(25 890)	146 799
Share premium reduction		(84 303)	–	–	(84 303)
Cash flow hedges, net of tax		–	–	30 770	30 770
Movement in share-based compensation scheme		–	–	28 297	28 297
Net profit for year		–	302 763	–	302 763
Net dividends paid		–	(163 607)	–	(163 607)
Balance at 31 March 2006	268 763 276	15 982	211 561	33 177	260 720

Dividends declared in respect of the 2005 financial year were R59,999 million (22,32 cents per share).

CASH FLOW STATEMENTS

for the years ended 31 March 2005 and 2006

	Note	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Cash flow from operating activities					
Cash generated from operations	23	**648 222**	98 880	**629 685**	89 147
Interest paid		**(10 163)**	(3 302)	**(10 163)**	(3 596)
Income tax paid		**(254 954)**	(98 831)	**(245 498)**	(78 887)
Net cash generated/(utilised) by operating activities		**383 105**	(3 253)	**374 024**	6 664
Cash flow from investing activities					
Purchases of property, plant and equipment		**(60 080)**	(56 260)	**(59 737)**	(56 091)
Proceeds on sale of property, plant and equipment		**733**	7	**643**	7
Purchases of intangible assets		**(3 000)**	–	**(3 000)**	–
Interest received		**28 728**	–	**27 937**	–
Dividends received		**955**	–	**3 078**	11 800
Net cash utilised by investing activities		**(32 664)**	(56 253)	**(31 079)**	(44 284)
Cash flow from financing activities					
Dividends paid to company's shareholders		**(163 607)**	(59 999)	**(163 607)**	–
Share premium distributed to shareholders		**(84 303)**	–	**(84 303)**	–
Net cash utilised by financing activities		**(247 910)**	(59 999)	**(247 910)**	–
Net increase/(decrease) in cash, cash equivalents and bank overdrafts		**102 531**	(119 505)	**95 035**	(37 620)
Cash, cash equivalents and bank overdrafts at beginning of year		**(28 571)**	88 504	**(58 604)**	(20 984)
Exchange (losses)/gains on cash and bank overdrafts		**(557)**	2 430	–	–
Cash, cash equivalents and bank overdrafts at end of year	9	**73 403**	(28 571)	**36 431**	(58 604)

Introduction

For the year ended 31 March 2005, Electronic Media Network Limited ("M-Net") prepared its financial statements under South African Statements of Generally Accepted Accounting Practice ("SA GAAP") as effective at that date. In the current year, M-Net has adopted International Financial Reporting Standards ("IFRS") for its first consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.

As M-Net shows comparative information in its financial statements, the date for transition to IFRS is 1 April 2004, which represents the beginning of the earliest period of comparative information to be presented as required in terms of the requirements of IFRS.

In order to describe how M-Net's reported results of operations and financial position are impacted by IFRS, the group has restated information previously published under SA GAAP to the equivalent basis under IFRS. This restatement follows the guidelines set out in IFRS 1 "First time Adoption of International Financial Reporting Standards" ("IFRS 1").

Transitional arrangements

The date of transition for the group is 1 April 2004 and therefore, as required by IFRS 1, the group's opening balance sheet at 1 April 2004 has been restated to reflect all existing IFRS statements and interpretations effective at 31 March 2006. However, IFRS 1 allows for a number of exemptions and exceptions from full retrospective application of IFRS.

The group has adopted the following exemptions in accordance with IFRS 1:

Share-based payments transactions

The group has applied the share-based payment exemption, therefore IFRS 2 "Share-based payment" ("IFRS 2") was only applied to equity instruments that were granted after 7 November 2002 but that have not vested by 1 January 2005. For instruments vesting on or after 1 January 2005, the fair value of the options granted is recognised, over their respective vesting periods, as an expense in the income statement and the cumulative effect of prior years in equity.

Principal accounting policies

The consolidated financial statements of the group are presented in accordance with, and comply with, International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued and effective at the time of preparing these financial statements. The disclosure required by IFRS 1 concerning the transaction from SA GAAP is given in note 26. The consolidated financial statements are prepared according to the historic cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities at fair value.

The preparation of the consolidated annual financial statements requires management to make estimates, assumptions and judgements about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses for the year. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results ultimately may differ from those estimates.

The accounting policies used in the preparation of the consolidated annual financial statements are consistent in all material respects with those applied during the year ended 31 March 2005, except for the following policy changes:

The group adopted IFRS 2 – Share-based payments, during the year. The statements requires the fair value of employee services received in exchange for the grant of the options to be recognised as an expense.

The group made the following adjustments to its SA GAAP financial statements in order to restate the information in terms of IFRS 2: Share-based payments:

The group grants share options to its employees under a number of equity compensation plans. In terms of SA GAAP, these equity compensation plans did not result in any expense being recorded by the group, other than costs incurred in administering the schemes and a dilution in earnings per share when the shares were delivered to the employee.

In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of share options granted to the group's employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group re-measures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group's accounting periods beginning on or after 1 January 2006 or later periods but which the group has not early adopted, as follows:

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions (effective from 1 January 2006):

The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group's operations, as the group does not have any intra-group transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 2005.

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts (effective from 1 January 2006):

This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendments to IAS 39 and concluded that it is not relevant to the group.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007):

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendments to IAS 1 introduce disclosures about the level of an entity's capital and how it manages capital. The group assessed the impact of IFRS 7 and the amendments to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required.

The group will apply IFRS 7 and the amendments to IAS 1 from annual periods beginning 1 April 2007.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006):

IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific assets (the asset) and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the group's operations.

1.1 Basis of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceased.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(b) Transactions and minority interests

The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group that are recorded in the income statement. Purchases from minority interests results in goodwill, being the difference between any consideration paid and the relevant hare acquired of the carrying value of net assets of the subsidiary.

(c) Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Joint ventures in which the group has an interest are included in the consolidated financial statements using the proportionate consolidation method, incorporating the group's share of revenue, expenses, assets, liabilities and cash flows of these joint ventures on a line-by-line basis with similar items in the group's financial statements. The results of joint ventures are included from the effective date of acquisition and up to the effective date of disposal.

1.2 Financial assets

The group classifies its financial assets in the following categories: loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet.

(b) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category, including interest and dividend income, are presented in the income statement within 'other (losses)/gains – net' in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of monetary securities classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'gains and losses from investment securities'. Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the group's right to receive payment is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables is described in note 1.13.

1.3 Property, plant and equipment

Property, plant and equipment is stated at cost, being the purchase cost to prepare the assets for their intended use, less accumulated depreciation and any impairment losses. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Land and buildings comprise mainly offices. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Computer and office equipment	3 – 10 years
Furniture and fittings	10 years
Motor vehicles	5 – 10 years
Buildings	50 years
Transmitters	20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Major improvements to leasehold properties are amortised over the shorter of their respective lease periods and estimated useful economic life.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating profit.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

1.4 Intangible assets

Software development costs

Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year are recognised as an intangible asset.

Computer software development costs are capitalised and amortised using the straight-line method over their useful lives. Intangible assets are not revalued.

At each balance sheet date the group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of the intangible is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

1.5 Programme and film rights

Programme material rights

Purchased programme and film rights are stated at cost less accumulated amortisation. Programme material rights, which consist of the rights to broadcast programmes, series and films, are recorded at the date the rights come into license at the spot on purchase date rates. The rights are amortised based on contracted screenings or expensed where management have confirmed that it is their intention that no further screenings will occur.

The group has certain programme and film rights in terms of IAS 39 which require that the financial liabilities be measured at amortised cost using the effective interest method. Certain programme and film rights have settlement dates that are not short term in nature. Therefore these liabilities are recorded as non-current liabilities and have been discounted in terms of IAS 39.

Programme material rights contracted by the year-end in respect of programmes, series and films not yet in license are disclosed as a commitment.

Programme production costs

Programme production costs, which consist of all costs necessary to produce and complete a programme to be broadcast, are recorded at the lower of direct cost or net realisable value. Net realisable value is set at the average cost of programme material rights.

Programme production costs are amortised based on contracted screenings or expensed where management have confirmed that it is their intention that no further screenings will occur.

All programme production costs in excess of the expected net realisable value of the production on completion, are expensed when contracted.

1.6 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of the asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units).

1.7 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in rand, which is the company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit of loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

1.8 Financial risk management

1.8.1 Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency risk), credit risk, liquidity risk and cash flow interest risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance. The group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a treasury section under policies approved by the board of directors. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the group use forward contracts. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. Treasury section is responsible for managing the net position in each foreign currency by using external forward currency contracts.

The group's risk management policy is to hedge between 75% and 100% of anticipated transactions (mainly license fees) in each major currency for the subsequent 12 months.

The group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

(ii) Price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the consolidated balance sheet as available-for-sale. The group is not exposed to commodity price risk.

(b) Credit risk

The group has no significant concentrations of credit risk. It has policies in place to ensure that services are provided to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. The group has policies that limit the amount of credit exposure to any financial institution.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, treasury section aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

As the group has no significant interest-bearing assets, the group's income and operating cash flows are substantially independent of changes in market interest rates.

The group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the group to cash flow interest rate risk. Borrowings issued at fixed rates expose the group to fair value interest rate risk. Group policy is to maintain approximately 60% of its borrowings in fixed rate instruments.

The fair values of derivative instruments used for hedging purposes are disclosed in note 13. Movements in the hedging reserve in shareholders' equity are disclosed in note 11.

1.8.2 Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair value. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

1.9 Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

1.10 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax, if it is not accounted for, arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

1.11 Employee benefits

Pension obligations

A defined contribution pension plan is a pension plan under which the group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees' benefits relating to employee service in the current and prior periods. The group's contributions to the defined contribution pension plan operated for employees are charged to operating results as incurred. Once the contributions have been paid, the group has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due, and as such are included in staff costs.

Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the annual leave liability as a result of services rendered up to the balance sheet date.

Equity compensation benefits

The group grants share options/SARs to its employees under a number of equity compensation plans. In accordance with IFRS 2, the group has recognised an employee benefit expense in the income statement, representing the fair value of share options/SARs granted to the group's employees. A corresponding credit to equity has been raised for equity-settled plans, whereas a corresponding credit to liabilities has been raised for cash-settled plans. The fair value of the options/SARs at the date of grant under equity-settled plans is charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. For cash-settled plans, the group re-measures the fair value of the recognised liability at each reporting date and at the date of settlement, with any changes in fair value recognised in profit or loss for the period.

A share option scheme/SAR is considered equity-settled when the option/gain is settled by the issue of Naspers N shares. They are considered cash-settled when they are settled in cash or any other asset, i.e. not by the issue of Naspers N shares.

Bonus plans

A liability for employee benefits in the form of bonus plans is recognised in trade and other payables when there is no realistic alternative but to settle the liability, and at least one of the following conditions is met:

- there is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements; or
- past practice has created a valid expectation by employees that they will receive a bonus and the amount can be determined at the time of issuing the financial statements.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

1.12 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

1.13 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within 'selling and marketing costs'.

1.14 Provisions

Provisions are not recognised for future operating losses.

Provisions are recognised when the company or group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a realisable estimate of the amount of the obligation can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset only when the reimbursement is virtually certain.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

1.15 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group's activities. Revenue is shown net of value added tax, returns, rebates and discounts and after eliminated sales within the group.

Revenue includes advertising, sponsorship and other revenue and excludes value added tax.

Pay television subscription fees are earned over the period of providing services.

Advertising revenue is recognised at the time advertising spots are aired. Sponsorship revenue is recognised at the time sponsored programmes are broadcast. Other revenue is recognised upon performance of services.

Other revenues earned by the group are recognised on the following bases:

- Interest income – as it is accrued (taking into account the effective yield on the asset) unless collectability is in doubt.
- Dividend income – when the shareholder's right to receive payment is established.

1.16 Share capital

Ordinary shares are classified as equity.

Where the company or its subsidiaries purchases the company's equity share capital, the consideration paid including any attributable transaction costs is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or re-issued, any consideration received is included in shareholders' equity.

1.17 Dividends

Dividend distribution to the company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the company's shareholders.

1.18 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traced in an active market is determined by using valuation techniques. The group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The group has used discounted cash flow analysis for various available-for-sale financial assets that were not traded in active markets.

2. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land and buildings R'000	Computer and office equipment R'000	Motor vehicles R'000	Total R'000
At 1 April 2004				
Cost	78 034	195 709	46 283	320 026
Accumulated depreciation	(12 921)	(154 277)	(46 006)	(213 204)
Net book amount	65 113	41 432	277	106 822
Year ended 31 March 2005				
Opening balance	65 113	41 432	277	106 822
Adoption of IFRS (refer to note 26)	8 494	17 510	15 707	41 711
Re-allocations	(207)	207	–	–
Additions	2 236	53 943	81	56 260
Disposals	–	(17)	–	(17)
Depreciation charge	(1 765)	(15 394)	(168)	(17 327)
Closing net book amount	73 871	97 681	15 897	187 449
At 31 March 2005				
Cost	80 063	249 842	46 364	376 269
Accumulated depreciation	(6 192)	(152 161)	(30 467)	(188 820)
Net book amount	73 871	97 681	15 897	187 449
Year ended 31 March 2006				
Opening net book amount	73 871	97 681	15 897	187 449
Additions	4 666	47 300	8 115	60 081
Disposals	–	(606)	(672)	(1 278)
Depreciation charge	(980)	(27 423)	(4 869)	(33 272)
Closing net book amount	77 557	116 952	18 471	212 980
At 31 March 2006				
Cost	84 840	269 662	50 210	404 712
Accumulated depreciation	(7 283)	(152 710)	(31 739)	(191 732)
Net book amount	77 557	116 952	18 471	212 980

2. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Company	Freehold land and buildings R'000	Computer and office equipment R'000	Motor vehicles R'000	Total R'000
At 1 April 2004				
Cost	78 020	194 094	46 204	318 318
Accumulated depreciation	(12 916)	(152 032)	(45 930)	(211 878)
Net book amount	65 104	41 062	274	106 440
Year ended 31 March 2005				
Opening balance	65 104	41 062	274	106 440
Adoption of IFRS (refer to note 26)	8 494	17 510	15 707	41 711
Re-allocations	(207)	207	–	–
Additions	2 236	53 774	81	56 091
Disposals	–	(16)	–	(16)
Depreciation charge	(1 765)	(15 143)	(164)	(17 072)
Closing net book amount	73 862	97 394	15 898	187 154
At 31 March 2005				
Cost	80 049	248 059	46 285	374 393
Accumulated depreciation	(6 187)	(150 665)	(30 387)	(187 239)
Net book amount	73 862	97 394	15 898	187 154
Year ended 31 March 2006				
Opening net book amount	73 862	97 394	15 898	187 154
Additions	4 666	46 956	8 115	59 737
Disposals	–	(531)	(672)	(1 203)
Depreciation charge	(980)	(27 212)	(4 869)	(33 061)
Closing net book amount	77 549	116 606	18 472	212 627
At 31 March 2006				
Cost	84 840	268 045	50 210	403 095
Accumulated depreciation	(7 291)	(151 439)	(31 738)	(190 468)
Net book amount	77 549	116 606	18 472	212 627

3. INTANGIBLE ASSETS

Group	Software development costs R'000	Total R'000
Year ended 31 March 2006		
Opening net book amount	–	–
Additions	3 000	3 000
Amortisation charge	–	–
Closing net book amount	3 000	3 000
At 31 March 2006		
Cost	3 000	3 000
Accumulated amortisation and impairment	–	–
Net book amount	3 000	3 000
Company		
Year ended 31 March 2006		
Opening net book amount	–	–
Additions	3 000	3 000
Amortisation charge	–	–
Closing net book amount	3 000	3 000
At 31 March 2006		
Cost	3 000	3 000
Accumulated amortisation and impairment	–	–
Net book amount	3 000	3 000

4. INVESTMENTS

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
At beginning and end of year	–	64	105 164	105 164

Set out below is the summarised financial information of the joint venture:

Name	Country of incorporation	Interest held	Financial year-end	Nature of business
Oracle Airtime Sale (Proprietary) Limited	South Africa	50%	31 March	Commercial airtime sales
Myriad Investments Programme Solutions BV	Netherlands	50%	31 March	Programme and film rights

4. INVESTMENTS *(continued)*

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
The group's aggregate proportionate share of assets and liabilities in joint venture:				
Property, plant and equipment	353	295	–	–
Current assets	75 093	60 509	–	–
Deferred tax	1 895	358	–	–
Less:				
Current liabilities	(51 300)	(20 543)	–	–
	26 041	40 619	–	–
The group's aggregate proportionate share of revenue and expenditure in joint venture:				
Revenue	45 211	30 118	–	–
Expenditure	(40 922)	(25 822)	–	–
Profit before tax	4 289	4 296	–	–
Taxation	(1 543)	(1 548)	–	–
Profit after tax	2 746	2 748	–	–
The group's aggregate proportionate share of cash flows in joint venture:				
Cash generated by operating activities	1 186	121	–	–
Cash utilised in investing activities	(479)	(167)	–	–
Net cash in/(out) flows	707	(46)	–	–
The group's aggregate proportionate share of commitment of the joint venture	813	251	–	–

There are no contingent liabilities relating to the group's interest in the joint venture. The average number of employees in the joint venture in 2006 was 75 (2005: 71).

Investments in subsidiaries

	Percentage holding	Country of incorporation	Nature of business	2006 R'000	2005 R'000
Podesta Finance BV	100	Netherlands	Rights procurement	100	100
International Co-Productions (Pty) Limited	100	RSA	Dormant	–	–
M-Net Intelprop Limited	100	Mauritius	Dormant	–	–
EMN Media Services (Pty) Limited	33	RSA	Dormant	–	–
				100	100

5. TRADE AND OTHER RECEIVABLES

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Trade and other receivables	**84 642**	63 311	**13 365**	5 169
Less: Provision for impairment of receivables	**(5 457)**	(5 796)	**(4 797)**	(5 160)
Trade receivables – net	**79 185**	57 515	**8 568**	9
Pre-payments	**22 526**	21 817	**22 526**	21 817
Receivables from related parties	**241 997**	213 565	**264 819**	231 650
Current portion	**343 708**	292 897	**295 913**	253 476
The fair values of trade and other receivables are as follows:				
Trade and other receivables	**79 185**	57 515	**8 568**	9
Pre-payments	**22 526**	21 817	**22 526**	21 817
Receivables from related parties	**241 997**	213 565	**264 819**	231 650
	343 708	292 897	**295 913**	253 476

6. AVAILABLE-FOR-SALE INVESTMENTS

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Beginning of year	**64 587**	64 587	**64 587**	64 587
Disposals	**(4 087)**	–	**(4 087)**	–
Fair value adjustment	**(9 271)**	–	**(9 271)**	–
End of year	**51 229**	64 587	**51 229**	64 587
Less: Current portion	–	–	–	–
Non-current portion	**51 229**	64 587	**51 229**	64 587
There were no impairment provisions on available-for-sale financial assets in 2006 and 2005.				
Available-for-sale financial assets include the following:				
336 199 (2005: 827 690) Naspers N shares	**51 229**	64 587	**51 229**	64 587

6. AVAILABLE-FOR-SALE INVESTMENTS *(continued)*

The available-for-sale investment represents the N shares held in Naspers Limited. The fair value is estimated by reference to current market values. Available-for-sale investments are classified as non-current assets unless they are expected to be realised within 12 months of balance sheet date. There were no provisions for impairment on available-for-sale investments in 2006. During 2006, M-Net changed its accounting policy for the treatment of the fair value adjustments on these available-for-sale investments. The effect of this change in accounting policy is explained in note 26.

7. DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	Group		Company	
	2006 R'000	**2005 R'000**	**2006 R'000**	**2005 R'000**
Beginning of year	**82 283**	(117 057)	**83 438**	(116 732)
Change in accounting policy	**–**	6 531	**–**	6 531
Adoption of IFRS (refer to note 26)	**–**	4 323	**–**	5 121
Income statement charge	**(87 950)**	190 994	**(87 171)**	190 993
Tax charged to equity	**(4 428)**	(33)	**(4 467)**	–
Change in deferred tax rate	**–**	(2 475)	**–**	(2 475)
End of year	**(10 095)**	82 283	**(8 200)**	83 438
The change in accounting policy has resulted in an increase of the deferred taxation liability for the 2005 year. Refer to note 26. Change in accounting policy.				
Deferred tax liabilities may be analysed as follows:				
Pre-payments	**264**	6 808	**258**	6 808
Derivative instruments	**1 091**	–	**1 091**	–
Capital allowances	**4 742**	–	**4 742**	–
Available-for-sale financial assets	**2 080**	6 531	**2 080**	6 531
Programme and film rights	**2 796**	85 985	**2 796**	85 985
At end of year	**10 973**	99 324	**10 967**	99 324
Deferred tax assets may be analysed as follows:				
Capital allowances	**–**	(2 848)	**–**	(2 848)
Provisions	**(10 302)**	(18 515)	**(12 147)**	(18 158)
IFRS 2: Share-based Compensation Scheme	**(10 766)**	–	**(7 020)**	–
Tax loss	**–**	(1)	**–**	(1)
At end of year	**(21 068)**	(21 364)	**(19 167)**	(21 007)
Net deferred tax liability/(asset)	**(10 095)**	77 960	**(8 200)**	78 317

7. DEFERRED INCOME TAX *(continued)*

The deferred income tax charged to equity during the year is as follows:

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Fair value reserves in shareholders' equity:				
– Hedging reserve	**(5 842)**	–	**(5 881)**	–
– Available-for-sale financial assets	**1 414**	(33)	**1 414**	–
	(4 428)	(33)	**(4 467)**	–

8. PROGRAMME AND FILM RIGHTS

Foreign programming and film rights	**299 312**	403 170	**299 312**	403 170
Local programming and film rights	**50 588**	34 378	**50 588**	34 378
	349 900	437 548	**349 900**	437 548
Less: Provision for impairment of inventory	**(396)**	–	**(1 646)**	–
	349 504	437 548	**348 254**	437 548
The cost of inventory recognised as expense and included in 'cost of sales' amounted to:	**999 934**	850 044	**1 012 365**	859 817

9. CASH AND CASH EQUIVALENTS

Cash at bank and in hand	**73 405**	(28 571)	**36 432**	(58 604)
Cash, cash equivalents and bank overdrafts include the following for the purposes of the cash flow statement:				
Cash and cash equivalents	**108 405**	49 438	**71 432**	19 405
Bank overdrafts	**(35 000)**	(78 009)	**(35 000)**	(78 009)
	73 405	(28 571)	**36 432**	(58 604)

Included in cash at bank and in hand is R39 170 640 (2005: R3 710 775) held on behalf of the participants of the M-Net Share Trust.

10. SHARE CAPITAL

Group	Number of shares	Ordinary shares R'000	Share premium R'000	Total R'000
At 1 April 2004	268 763 276	5 375	94 910	100 285
At 31 March 2005	268 763 276	5 375	94 910	100 285
Share premium reduction	–	–	(84 303)	(84 303)
At 31 March 2006	268 763 276	5 375	10 607	15 982

Company	Number of shares	Ordinary shares R'000	Share premium R'000	Total R'000
At 1 April 2004	268 763 276	5 375	94 910	100 285
At 31 March 2005	268 763 276	5 375	94 910	100 285
Share premium reduction	–	–	(84 303)	(84 303)
At 31 March 2006	268 763 276	5 375	10 607	15 982

The total authorised number of ordinary shares is 300 million shares (2005: 300 million shares) with a par value of 2 cents per share (2005: 2 cents per share). All issued shares are fully paid.

Equity compensation benefits

The following share incentive plans were in operation during the financial year:

1. **M-Net Share Trust**

On 12 June 1991 M-Net established the M-Net Share Trust ("the M-Net Plan"), under which it may award shares or options for no more than 10% of the total number of ordinary shares. Shares or options may be granted with an exercise price of not less than 100% of the market value of the shares or options at the time of the grant. One third of the shares or options generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the shares or options and expire after ten years. Unvested share options are subject to forfeiture upon termination of employment.

In terms of a section 311 scheme arrangement, Naspers Limited offered one Naspers Class N ordinary share to all the minority shareholders of M-Net, including the M-Net Plan, for every 4,5 M-Net/SuperSport linked units that it held, or R8,50 per M-Net/SuperSport linked unit. The transaction became unconditional on 24 March 2004. The linked units were exchanged for 574 726 Naspers N ordinary shares during April 2004.

Movements in terms of the M-Net Plan are as follows:

	31 March 2006		31 March 2005	
	Shares	Weighted average exercise price Rand	Shares	Weighted average exercise price Rand
Allocated to employees				
Outstanding at 1 April	**488 805**	**13,30**	574 726	8,39
Granted	**–**	**–**	40 000	64,20
Exercised	**(161 143)**	**2,90**	(119 367)	6,96
Forfeited	**(45 679)**	**57,35**	(6 554)	8.64
Outstanding at 31 March	**281 983**	**8,72**	488 805	13,30
Available to be implemented at 31 March	**73 564**	**8,93**	109 439	9,25

No share options expired or were cancelled during the years ended 31 March 2006 and 31 March 2005.

1. **M-Net Share Trust** *(continued)*

Exercised during year

	31 March 2006 Shares	31 March 2006 Weighted average exercise price Rand	31 March 2005 Shares	31 March 2005 Weighted average exercise price Rand
Weighted average share price of options taken up during period	**6 389**	**44,18**	1 289	25,62
Weighted average share price of options taken up and sold during period	**154 754**	**112,36**	118 078	56,45
	161 143	**111,60**	119 367	56,12

Range of exercise prices Rand	Number outstanding at 31 March 2006	Weighted average remaining contractual life (years)	Weighted average exercise price Rand	Exercisable at 31 March 2006	Weighted average exercise price Rand
4,00 – 8,50	**36 089**	3,70	6,36	**24 479**	5,79
8.51 – 13,50	**235 861**	6,81	8,74	**39 052**	8,87
13,51 – 30,50	**10 033**	1,24	16,82	**10 033**	16,82
	281 983		8,72	**73 564**	8,93

Grants made during year:

	31 March 2006	31 March 2005
Weighted average fair value at measurement date (R)	**0,00**	24,36
This weighted average fair value has been calculated using the Bermudan Binomial option price model, using the following inputs and assumptions:		
Weighted average share price (R)	**0,00**	64,20
Weighted average exercise price (R)	**0,00**	64,20
Weighted average expected volatility (%)	**0,00**	24,9
Weighted average option life (years)	**0,00**	10,0
Weighted average dividend yield (%)	**0,00**	1,2
Weighted average risk – free interest rate based on zero rate bond yield at perfect fit (%)	**0,00**	8,8
Weighted average in the money rate (%)	**0,00**	46
Weighted average vesting period (years)	**0,00**	4,0

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The expected weighted average volatility is determined using both historical and future annual (bi-annual) company valuations.

No share options granted during the year.

10. SHARE CAPITAL *(continued)*

2. Share Appreciation Rights Scheme

On 20 September 2005 the group established the Electronic Media Network Limited/SuperSport International Holdings Limited ("M-Net/SS") Share Appreciation Rights Schemes in terms of which they may award share appreciation rights ("SARs") for no more than 10% of the total number of ordinary shares in issue. SARs may be granted with an exercise price of not less than 100% of the fair value of the SARs at the time of the grant. One third of the SARs generally vest at the anniversary of each of the third, fourth and fifth years after the grant date of the SARs and expire after five years and fourteen days. Unvested SARs are subject to forfeiture upon termination of employment. Cancelled SARs are SARs cancelled by mutual agreement between employer and employee. These plans are classified as equity-settled.

Movements in terms of the SAR Plans are as follows:

	M-NET/SS 31 March 2006	
	SARs	Weighted average exercise price Rand
ALLOCATED TO EMPLOYEES		
Outstanding at 1 April	–	–
Granted	5 922 318	9,00
Forfeited	(2 965)	9,00
Outstanding at 31 March	5 919 353	9,00
Available to be implemented at 31 March	–	–

No SARs expired or were cancelled during the year ended 31 March 2006.

SAR allotments outstanding and currently exercisable at 31 March 2006 by exercise price:

Range of exercise price Rand	Number outstanding at 31 March 2006	Weighted average remaining contractual life years	Weighted average exercise price Rand	Exercisable at 31 March 2006	Weighted average exercise price Rand
9,00 – 9,00	5 919 353	9,00	9,00	–	–

10. SHARE CAPITAL *(continued)*

2. Share Appreciation Rights Scheme *(continued)*

Grants made during year:

	M-NET/SS 31 March 2006
Weighted average fair value at measurement date (R)	2,95
This weighted average fair value has been calculated using the Bermudan Binomial option pricing model, using the following inputs and assumptions:	
Weighted average share price (R)	9,00
Weighted average exercise price (R)	9,00
Weighted average expected volatility (%)	14,2
Weighted average SAR life (years)	5
Weighted average dividend yield (%)	0,00
Weighted average risk – free interest rate based on zero rate bond yield at perfect fit (%)	7,8
Weighted average in the money rate (%)	40
Weighted average vesting period (years)	4

Expectations of early exercise are not considered due to the unpredictability of early exercise scenarios.

The expected weighted average volatility is determined using both historical and future annual (bi-annual) company valuations.

11. OTHER RESERVES

Group	Fair value reserve R'000	Share-based compensation reserve R'000	Hedging reserve R'000	Translation reserve R'000	Total R'000
At 1 April 2004	–	–	(30 790)	(24 209)	(54 999)
Adoption of IFRS at 1 April 2004 (refer to note 26)	–	–	–	24 209	24 209
Change in accounting policy	15 990	–	–	–	15 990
Cash flow hedges:					
– Fair value loss in year	–	–	(42 703)	–	(42 703)
– Transfers to inventory	–	–	35 511	–	35 511
– Transfers to cost of sales	–	–	(3 685)	–	(3 685)
Currency translation differences	–	–	–	2 430	2 430
Adoption of IFRS at 31 March 2005 (refer to note 26)	–	592	–	–	592
At 31 March 2005	15 990	592	(41 667)	2 430	(22 655)
Cash flow hedges:					
– Fair value gain in year	3 464	–	29 245	–	32 709
– Derecognised	–	–	(14 022)	–	(14 022)
– Deferred tax on opening balance	–	–	12 083	–	12 083
Movement in share-based Compensation Scheme	–	30 735	–	–	30 375
Currency translation differences	–	–	–	(557)	(557)
At 31 March 2006	19 454	31 327	(14 361)	1 873	38 293

11. OTHER RESERVES *(continued)*

Company	Fair value reserve R'000	Share-based compensation reserve R'000	Hedging reserve R'000	Translation reserve R'000	Total R'000
At 1 April 2004	–	–	(30 790)	–	(30 790)
Change in accounting policy	15 990	–	–	–	15 990
Cash flow hedges:					
– Fair value loss in year	–	–	(42 703)	–	(42 703)
– Transfers to inventory	–	–	35 511	–	35 511
– Transfers to cost of sales	–	–	(3 685)	–	(3 685)
Adoption of IFRS at 31 March 2005 (refer to note 26)	–	(213)	–	–	(213)
At 31 March 2005	15 990	(213)	(41 667)	–	(25 890)
Cash flow hedges:					
– Fair value gain in year	3 464	–	29 245	–	32 709
– Derecognised	–	–	(14 022)	–	(14 022)
– Deferred tax on opening balance	–	–	12 083	–	12 083
Movement in share-based compensation scheme	–	28 297	–	–	28 297
At 31 March 2006	19 454	28 084	(14 361)	–	33 177

12. TRADE AND OTHER PAYABLES

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Trade payables and accruals	**674 032**	582 497	**630 452**	547 683
Amounts due to related parties	**84 993**	85 750	**74 238**	78 000
	759 025	668 247	**704 690**	625 683
Less: Long term portion transferred to non-current liabilities	**(16 881)**	(17 147)	**(15 778)**	(16 334)
	742 144	651 100	**688 912**	609 349

13. DERIVATIVE FINANCIAL INSTRUMENTS

GROUP	2006 Assets R'000	2006 Liabilities R'000	2005 Assets R'000	2005 Liabilities R'000
Forward foreign exchange contracts – short term	–	28 589	–	71 933
Forward foreign exchange contracts – long term	–	16 481	3 774	18 684
Embedded derivative asset	3 232	–	–	–
	3 232	45 070	3 774	90 617
Less: Current portion:				
Forward foreign exchange contracts – short term	3 232	28 589	–	71 933
	3 232	28 589	–	71 933
Non-current portion	–	16 481	3 774	18 684
Net liability – non-current portion	–	16 481	–	14 910

COMPANY	2006 Assets R'000	2006 Liabilities R'000	2005 Assets R'000	2005 Liabilities R'000
Forward foreign exchange contracts – short term	–	28 589	–	71 933
Forward foreign exchange contracts – long term	–	16 481	3 774	18 684
Embedded derivative asset	3 232	–	–	–
	3 232	45 070	3 774	90 617
Less: Current portion				
Forward foreign exchange contracts – short term	3 232	28 589	–	71 933
	3 232	28 589	–	71 933
Non-current portion	–	16 481	3 774	18 684
Net liability – non-current portion	–	16 481	–	14 910

Trading derivatives are classified as a current asset or liability. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedge item is less than 12 months.

Forward foreign exchange contracts

The notional principal amounts of the outstanding forward foreign exchange contracts at 31 March 2006 are US$72 900 (2005 US$76 500).

Gains and losses recognised in the hedging reserve in equity on forward foreign exchange contracts as of 31 March 2006 will be released to the income statement at various dates between six months to one year from the balance sheet date.

14. REVENUE

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
South African				
Analogue				
Subscription fees	**137 669**	153 425	**137 669**	153 426
Advertising	**148 498**	193 487	**148 496**	193 488
Sponsorship	**12 495**	14 620	**12 495**	14 620
Total analogue	**298 660**	361 532	**298 660**	361 533
Digital				
Fees for broadcasting content	**882 251**	738 735	**882 251**	738 735
Advertising	**283 769**	149 338	**283 769**	149 338
Sponsorship	**29 631**	28 418	**29 631**	28 418
Total digital	**1 195 651**	916 481	**1 195 651**	916 491
Other countries and other revenue	**411 615**	360 067	**369 538**	333 295
	1 905 927	1 638 092	**1 863 850**	1 611 319

15. PROFIT FROM OPERATIONS

The following items have been included in arriving at profit from operations:

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Depreciation on property, plant and equipment (refer note 2)				
Owned assets	**33 272**	17 327	**33 061**	17 072
Loss on disposal of property, plant and equipment	**545**	10	**560**	9
Repairs and maintenance expenditure on property, *plant and equipment*	**9 031**	13 385	**8 974**	13 299
Operating lease rentals payables – equipment	**1 478**	1 242	**1 321**	1 173
Programme and film rights – Cost of programme and film rights recognised *as expense (included in cost of sales and* provision of services)	**999 934**	850 044	**1 012 365**	859 817
Trade receivables – impairment charge for bad and doubtful debts	**(75)**	281	**(99)**	240

15. PROFIT FROM OPERATIONS *(continued)*

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Staff costs				
Salaries	**132 612**	110 769	**115 258**	96 926
Pension costs – defined contribution plan	**6 398**	7 125	**4 971**	4 459
Other post-retirements benefits	**7 861**	8 215	**7 014**	6 729
	146 871	126 109	**127 243**	108 114
IFRS 2: Share-based compensation charge	**42 227**	14 073	**37 125**	12 834
Average number of employees	**403**	329	**385**	261
Auditor's remuneration				
Audit fees	**1 343**	894	**1 289**	894
Other services	**483**	395	**482**	306
Taxation services	**453**	739	**439**	667
	2 279	2 028	**2 210**	1 867
Direct analogue costs				
MIT levies	**6 484**	1 743	**–**	–
External commission	**129 557**	21 765	**–**	–
Oracle commission	**–**	–	**52 360**	14 560
Total cost – analogue	**136 041**	23 508	**52 360**	14 560

16. OTHER INCOME

Interest received				
– Bank	**10 259**	2 819	**9 467**	2 526
Dividends received				
– listed investment	**955**	340	**955**	340
– subsidiaries	**–**	–	**2 133**	71 459
	11 214	3 159	**12 555**	74 325

17. FINANCE COSTS

Interest expense				
Bank overdraft	**–**	(6 121)	**–**	(6 121)
Other financing costs	**8 307**	(43 466)	**8 307**	(43 466)
	8 307	(49 587)	**8 307**	(49 587)
Net foreign exchange transaction losses:				
Realised	**(17 268)**	(46 666)	**(17 268)**	(46 666)
Unrealised	**–**	888	**–**	888
	(17 268)	(45 778)	**(17 268)**	(45 778)
	(8 961)	(95 365)	**(8 961)**	(95 365)

18. INCOME TAX EXPENSE

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
SA normal taxation				
Current year	**225 474**	61 831	**221 800**	60 497
Prior year under provision	**(3 019)**	(139 791)	**(1 565)**	(140 037)
Foreign				
Current	**3 628**	7 544	**–**	–
Prior year under provision	**(4 197)**	–	**–**	–
Deferred				
Current year	**(87 888)**	38 681	**(87 109)**	38 766
Prior year	**(62)**	143 096	**(62)**	143 096
	133 936	111 361	**133 064**	102 322
Secondary Tax on Companies	**17 651**	6 203	**17 465**	–
	151 587	117 564	**150 530**	102 322

The tax on the group's profit before tax differs from the theoretical amount that would arise using the South African normal tax rate applicable to profits of the consolidated companies, as follows:

	Group 2006 %	Group 2005 %	Company 2006 %	Company 2005 %
South African normal tax rate	**29,0**	30,0	**29,0**	30,0
Non-taxable income/expenses not deductible for taxation purposes	**0,5**	(3,5)	**0,3**	(3,0)
Prior year (over)/under provisions	**(1,4)**	1,0	**(0,4)**	0,8
Secondary Tax on Companies	**3,8**	–	**3,9**	–
Capital Gains Tax	**0,6**	–	**0,6**	–
Change in deferred tax rate	**–**	(0,6)	**–**	(0,6)
Effect of deferred tax rates in other countries	**–**	9,2	**–**	–
	32,5	36,1	**33,4**	27,2

19. RELATED PARTY TRANSACTIONS

At 31 March 2006 Naspers Limited held 60,12% (directly and indirectly), Johnnic Communications Limited held 38,56% (directly and indirectly) and the Natal Witness held 1,32% (directly and indirectly) in the company. MNH Holdings 1998 remains the company's holding company owning 52,66% of the company's share capital.

MultiChoice Africa (Proprietary) Limited has an equity interest in the group. This entity is responsible for the group's billings and collections with respect to subscriber revenue as well as the management of the group's payroll function.

The following arm's length transactions were carried out with related parties:

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Subscriber revenues received for year	**1 218 459**	1 069 255	**1 218 459**	1 069 255
Fees paid for payroll services to MultiChoice Africa (Proprietary) Limited	**1 001**	953	**1 001**	953
Sales and services – Broadcast Services				
MultiChoice Africa (Proprietary) Limited	**11 450**	13 847	**11 450**	13 847
Oracle Airtime Sales (Proprietary) Limited	**458 576**	382 492	**468 576**	382 492
– Advertising revenue	**520 936**	432 006	**520 936**	432 006
– Commission paid	**(52 360)**	(49 514)	**(52 360)**	(49 514)
SuperSport International (Proprietary) Limited	**132 884**	120 070	**132 884**	120 070
	612 910	516 409	**612 910**	516 409
Sales of services – Other				
Oracle Airtime Sales (Proprietary) Limited	**7 746**	7 764	**7 746**	7 764
MultiChoice Africa (Proprietary) Limited	**2 147**	1 929	**2 147**	1 929
SuperSport International (Proprietary) Limited – Rental and transmission facilities	**11 847**	9 398	**11 847**	9 398
	21 740	19 091	**21 740**	19 091
Purchases of goods and services				
MultiChoice Africa (Proprietary) Limited:				
– Transmission costs paid	**17 033**	25 350	**17 033**	25 350
– Marketing contributions paid	**10 196**	11 742	**10 196**	11 742
– Interest paid	**298**	8 502	**298**	8 502
Nu Metro Film Distribution, a division of Nu Metro Filmed Entertainment (Proprietary) Limited:				
– Film rights	**13 432**	20 885	**13 432**	20 805
	40 959	66 479	**40 959**	66 479

19. RELATED PARTY TRANSACTIONS *(continued)*

Directors' emoluments

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Executive directors				
Salaries	1 274	1 080	1 274	993
Fringe benefits	60	190	60	182
Pension fund contributions	103	99	103	91
Performance bonuses	727	380	727	204
Medical aid contributions	40	38	40	35
Gains made on scheme shares	–	–	–	83
	2 204	1 787	2 204	1 588
Non-executive directors				
Fees	249	94	249	184
Paid by company	2 453	1 881	2 453	1 772

Details of directors' services contracts

No executive director has a separate contract to act in the capacity of director. In terms of the company's articles of association, all directors, with the exception of the managing director, retire by rotation at the annual general meeting. Those who wish to offer themselves for re-election by the shareholders do so at each annual general meeting.

Year-end balances arising from sales/purchases of goods/services

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Receivables				
MIH Limited	4 987	4 987	4 987	4 987
MultiChoice Africa (Proprietary) Limited	207 275	181 497	206 913	181 497
MultiChoice Africa Limited	389	118	389	118
SuperSport International Holdings Limited	7 679	7 679	7 679	7 679
SuperSport International (Proprietary) Limited (Oracle)	21 357	18 685	42 718	37 369
	241 686	212 966	262 685	231 650
Payables				
SuperSport International (Proprietary) Limited	(70 984)	(61 923)	(70 984)	(61 923)
SuperSport International (Proprietary) Limited (Oracle)	(5 374)	(4 072)	–	–
MultiChoice (MWEB)	(232)	–	–	–
MultiChoice (Orbicom)	(748)	–	–	–
MultiChoice (MIH)	(1 154)	–	–	–
MultiChoice Africa (Proprietary) Limited	(6 190)	(3 818)	(3 254)	–
Nu Metro Film Distribution, a division of Nu Metro Filmed Entertainment (Proprietary) Limited	(9 248)	(12 259)	(9 248)	(12 259)
	(93 930)	(82 072)	(83 486)	(74 182)

A number of the group's board of directors also serve as board members for MultiChoice Africa (Proprietary) Limited and entities in which MultiChoice Africa (Proprietary) Limited has either direct or indirect interests.

19. RELATED PARTY TRANSACTIONS *(continued)*

Directors' interest in M-Net Share Incentive Scheme

Historically S J Z Pacak has been a participant under the M-Net Share Incentive Scheme. In March 2004. Naspers Limited acquired all the M-Net ordinary shares held by the M-Net Share Incentive Trust in exchange for Naspers N ordinary shares. Participants could exchange their rights to M-Net shares for Naspers N ordinary shares. A total of 5 805 Naspers N ordinary shares have been allocated to S J Z Pacak with vesting periods until 26 August 2004.

Key management remuneration and participation in share-based incentive plans

Comparatives have not been restated to account for the change in the composition of key management.

The total of executive directors' and key management emoluments amounted to R17,81 million (2005: R16,45 million); comprising short-term employee benefits of R10,36 million (2005: R9,73 million), other long-term benefits of R0,51 million (2005: R0,76 million) and a share-based payment charge of R4,74 million (2005: R4,18 million). The aggregate number of share options granted to the executive directors and key management during the 2006 financial year and the number of shares allocated to the executive directors and key management at 31 March 2006, respectively, are:

- For shares listed on a recognised stock exchange as follows: No Naspers Limited N ordinary shares were allocated during the 2006 financial year and an aggregate of 222 293 (2005: 466 551) Naspers Limited N ordinary shares were allocated at 31 March 2006.
- During the year, three share appreciation rights plans ("SARs") were introduced. The number of SARs allocated to the executive directors and key management at 31 March 2006 are: 1 236 MCA SARs and 2 005 162 M-Net/SS SARs.
- These shares and SARs were granted on the same terms and conditions as those offered to employees of the group.

20. EMPLOYEE BENEFIT PLANS

All employees of the company and and certain subsidiaries are members of the M-Net Pension Fund, a defined contribution fund. This fund is governed by the Pension Funds Act, 1956. The assets of the scheme are independent of the company's finances. The scheme is funded by contributions from employees and the group.

21. SEGMENTAL INFORMATION

No segmental information has been provided as the source and nature of the enterprise's risks and returns are not governed by more than one business or geographical segment.

22. COMMITMENTS

Programme and film rights

At 31 March 2006 the company had entered into contracts for the purchase of programmes and film rights which had not yet come into license. The commitments in respect of these contracts amount to R230,6 million (2005: R266,5 million).

Capital expenditure

Commitments in respect of capital expenditure approved by the directors, but not contracted for, amount to R98,9 million (2005: R58,2 million).

Operating lease commitments

The group leases various photocopiers, printers and faxes under non-cancellable operating lease agreements. The leases have varying terms. The operating lease expenditure charged to the income statement during the year is disclosed in note 15.

The future minimum lease payments under non-cancelled operating leases are as follows:

	Group		Company	
	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Not later than one year	**187**	832	**187**	696
Later than one year and not later than five years	**129**	425	**129**	310
Later than five years	–	–	–	–
	316	1 257	**316**	1 006

23. CASH GENERATED FROM OPERATIONS

Reconciliation of profit before tax to cash generated from operations:

	Group 2006 R'000	Group 2005 R'000	Company 2006 R'000	Company 2005 R'000
Profit before tax	**465 617**	344 015	**453 293**	401 745
Adjustments for:				
Movement in non-current receivables	**13 422**	(19 740)	**13 358**	(19 740)
Movement in derivative financial instruments	**(50 871)**	(348 618)	**(50 871)**	(348 618)
Movement in other reserves	**62 920**	(10 877)	**60 482**	(10 877)
Depreciation	**33 271**	17 327	**33 061**	17 072
Loss on disposal of property, plant and equipment	**545**	10	**560**	9
Interest received	**(28 728)**	–	**(27 937)**	–
Interest paid	**10 163**	–	**10 163**	–
Dividends received	**(955)**	–	**(3 078)**	(71 799)
Other finance costs	**14 827**	(31 813)	**14 790**	(31 813)
Finance charges	–	35 115	–	35 409
	520 211	(14 581)	**503 821**	(28 612)
Change in working capital				
Programme and film rights	**88 044**	153 201	**89 294**	153 201
Receivables and pre-payments	**(50 811)**	(31 968)	**(42 437)**	(22 098)
Trade and other payables	**90 778**	(7 772)	**79 007**	(13 344)
	128 011	113 461	**125 864**	117 759
	648 222	98 880	**629 685**	89 147

24. CONTINGENCIES

The group has contingent liabilities in respect of legal claims arising in the ordinary course of business. It is not anticipated that any material liabilities will arise from the contingent liabilities.

25. EVENTS AFTER THE BALANCE SHEET DATE

There have been no material events subsequent to the balance sheet date.

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation of equity at 1 April 2004

	Group	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	ASSETS			
	Non-current assets			
1.	Property, plant and equipment	106 822	50 756	157 578
	Investments	64	–	64
	Trade and other receivables	44 847	–	44 847
3.	Deferred income tax assets	117 057	(11 032)	106 026
		268 790	39 724	308 514
	Current assets			
2.	Programme and film rights	594 294	(4 480)	589 814
	Trade and other receivables	260 929	–	260 929
	Cash and cash equivalents	220 538	–	220 538
		1 075 761	(4 480)	1 071 281
	Total assets	**1 344 551**	**35 244**	**1 379 795**
	EQUITY			
	Capital and reserves attributable to equity holders			
	Share capital	100 285	–	100 285
4.	Other reserves	(54 999)	24 209	(30 790)
6.	Retained earnings	(127 684)	3 150	(124 534)
	Total equity	(82 398)	27 359	(55 039)
	LIABILITIES			
	Non-current liabilities			
	Trade and other payables	38 636	(10 523)	28 113
	Derivative financial instruments	36 322	–	36 322
		74 958	(10 523)	64 435

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

Reconciliation of equity at 1 April 2004 *(continued)*

	Group	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	Current liabilities			
5.	Trade and other payables	610 805	18 408	629 213
	Derivative financial instruments	399 139	–	399 139
	Bank overdraft	132 034	–	132 034
	Current income tax liabilities	210 013	–	210 013
		1 351 991	18 408	1 370 399
	Total liabilities	1 426 949	7 865	1 434 834
	Total equity and liabilities	**1 344 551**	**35 244**	**1 379 795**

	Company	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	ASSETS			
	Non-current assets			
1.	Property, plant and equipment	106 440	50 756	157 196
	Investments in joint venture	105 000	–	105 000
	Investments	164	–	164
	Trade and other receivables	44 847	–	44 847
3.	Deferred income tax assets	116 732	(11 678)	105 054
		373 183	39 078	412 261
	Current assets			
2.	Programme and film rights	594 294	(4 480)	589 814
	Trade and other receivables	231 378	–	231 378
	Cash and cash equivalents	111 050	–	111 050
		936 722	(4 480)	932 242
	Total assets	**1 309 905**	**34 598**	**1 344 503**
	EQUITY			
	Capital and reserves attributable to equity holders			
	Share capital	100 285	–	100 285
	Other reserves	(30 790)	–	(30 790)
6.	Retained earnings	(150 010)	28 936	(121 074)
	Total equity	(80 515)	28 936	(51 579)

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

Reconciliation of equity at 1 April 2004 *(continued)*

Company	**SA GAAP R'000**	**Effect of transition to IFRS R'000**	**IFRS R'000**
LIABILITIES			
Non-current liabilities			
Trade and other payables	38 636	(11 147)	27 489
Derivative financial instruments	36 322	–	36 322
	74 958	(11 147)	63 811
Current liabilities			
5. Trade and other payables	576 471	16 809	593 280
Derivative financial instruments	399 139	–	399 139
Bank overdraft	132 034	–	132 034
Current income tax liabilities	207 818	–	207 818
	1 315 462	16 809	1 332 271
Total liabilities	1 390 420	5 662	1 396 082
Total equity and liabilities	**1 309 905**	**34 598**	**1 344 503**

Notes to the reconciliation of equity at 1 April 2004

1. M-Net has componentised most of its assets in the past. However the useful lives of the individual components of an item of property, plant and equipment were the same. Furthermore, the useful lives of the items of property, plant and equipment did not always reflect the pattern of consumption of economic benefits. M-Net has therefore reviewed the useful lives of the items of property, plant and equipment which resulted in a decrease in depreciation.

2. M-Net purchases programme and film rights through its subsidiary in the Netherlands. The transactions are denominated in dollars. Payment of these royalties take place at regular intervals depending on the studio purchased from. Some payment may take place up to 18 months after date of the transaction. These creditors have therefore been discounted. The creditors were decreased, as well as inventory and cost of sales. The foreign exchange profit/loss was also taken into account.

3. The above changes decreased the deferred tax asset as follows:

	Group R'000	**Company R'000**
Property, plant and equipment	14 719	14 719
IFRS 2: Share-based compensation charge	(3 687)	(3 042)
Decrease in deferred tax asset	11 032	11 678

4. M-Net has previously recognised a FCTR in respect of Podesta as a Controlled Foreign Operation. In terms of IFRS this has been reversed at 1 April 2004.

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

Reconciliation of equity at 1 April 2004 *(continued)*

5. Trade and other payables has changed due to the following impacts:

	Group R'000	Company R'000
M-Net has previously not recognised its liability relating to share-based compensation in respect of its consolidated share trust, however in line with IFRS 2, this has been revised at 1 April 2004	12 365	10 142
Liability in respect of programme and film rights in inventory (note 2 above)	(4 480)	(4 480)
increase in trade and other payables	7 885	5 662

6. The adjustments to retained earnings are as follows:

	Group R'000	Company R'000
Property, plant and equipment (depreciation – note 1 above)	50 756	50 756
Share-based compensation charge	(12 365)	(10 142)
FCTR	(24 209)	–
Tax effect on above	(11 032)	(11 678)
Total adjustment on retained earnings	3 150	28 936

Reconciliation of net profit for 2005

	Group	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	Revenue	1 638 092	–	1 638 092
1.	Cost of sales	899 177	(10 207)	888 970
	Gross profit	738 915	10 207	749 122
2.	Operating expenses/other income	314 007	23 135	337 142
	Operating profit	424 908	(12 928)	411 980
1.	Finance costs	(80 893)	(11 653)	(92 546)
	Profit before income tax	344 015	(24 581)	319 434
3.	Income tax expense	(124 273)	6 709	(117 564)
	Profit for year	**219 742**	**(17 872)**	**201 870**

	Company	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	Revenue	1 611 319	–	1 611 319
1.	Cost of sales	912 297	(10 207)	902 090
	Gross profit	699 022	10 207	709 229
2.	Operating expenses/other income	216 091	21 895	237 986
	Operating profit	482 931	(11 689)	471 242
1.	Finance costs	(81 186)	(11 653)	(92 839)
	Profit before income tax	401 745	(23 341)	378 404
3.	Income tax expense	(108 979)	6 657	(102 322)
	Profit for year	292 766	(16 684)	276 082

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

Reconciliation of profit for the year for 2005

1. M-Net purchases programme and film rights through its subsidiary in the Netherlands. The transactions are denominated in dollars. Payment of these royalties take place at regular intervals depending on the studio purchased from. Some payment may take place up to 18 months after date of the transaction. These creditors have therefore been discounted. The creditors were decreased, as well as inventory and cost of sales. The foreign exchange profit/loss was also taken into account.

2. M-Net purchases programme and film rights through its subsidiary in the Netherlands. The transactions are denominated in dollars. Payment of these royalties take place at regular intervals depending on the studio purchased from. Some payment may take place up to 18 months after date of the transaction. These creditors have therefore been discounted. The creditors were decreased, as well as inventory and cost of sales. The foreign exchange profit/loss was also taken into account.

   The IFRS 2: Share-based compensation charge in respect of the consolidated share trust has been included in operating expenses.

3. Adjustments 1 – 2 above have resulted in a reduction in deferred taxation of R6,709 million (company: R6,657 million).

Reconciliation of equity at 31 March 2005

	Group	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	ASSETS			
	Non-current assets			
1.	Property, plant and equipment	145 738	41 711	187 449
	Investments	64	–	64
	Available-for-sale investments	64 587	–	64 587
		210 389	**41 711**	**252 100**
	Current assets			
2.	Programme and film rights	441 093	(3 545)	437 548
	Trade and other receivables	292 897	–	292 897
	Cash and cash equivalents	49 438	–	49 438
		783 428	**(3 545)**	**779 833**
	Total assets	**993 817**	**38 166**	**1 031 983**
	EQUITY			
	Capital and reserves attributable to equity holders			
	Share capital	100 285	–	100 285
4,7	Other reserves	(47 456)	24 801	(22 655)
6,7	Retained earnings	9 538	(14 706)	(5 168)
	Total equity	62 367	10 095	72 462

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

Reconciliation of equity at 31 March 2005 *(continued)*

	Group	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	LIABILITIES			
	Non-current liabilities			
	Trade and other payables	11 215	5 932	17 147
3,7	Deferred income tax liabilities	77 960	4 323	82 283
	Derivative financial instruments	14 910	–	14 910
		104 085	**10 255**	**114 340**
	Current liabilities			
5.	Trade and other payables	633 284	17 816	651 100
	Derivative financial instruments	71 933	–	71 933
	Bank overdraft	78 009	–	78 009
	Current income tax liabilities	44 139	–	44 139
		827 365	**17 816**	**845 181**
	Total liabilities	**931 450**	**28 071**	**959 521**
	Total equity and liabilities	**993 817**	**38 166**	**1 031 983**

	Company	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	ASSETS			
	Non-current assets			
1.	Property, plant and equipment	145 443	41 711	187 154
	Investments in joint venture	105 000	–	105 000
	Investments	164	–	164
	Available-for-sale investments	64 587	–	64 587
		315 194	**41 711**	**356 905**
	Current assets			
2.	Programme and film rights	441 093	(3 545)	437 548
	Trade and other receivables	253 476	–	253 476
	Cash and cash equivalents	19 405	–	19 405
		713 974	**(3 545)**	**710 429**
	Total assets	**1 029 168**	**38 166**	**1 067 334**

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

Reconciliation of equity at 31 March 2005 *(continued)*

	Company	SA GAAP R'000	Effect of transition to IFRS R'000	IFRS R'000
	EQUITY			
	Capital and reserves attributable to equity holders			
	Share capital	100 285	–	100 285
4,7	Other reserves	(25 677)	(213)	(25 890)
6,7	Retained earnings	60 236	12 168	72 404
	Total equity	**134 844**	**11 955**	**146 799**
	LIABILITIES			
	Non-current liabilities			
	Trade and other payables	11 215	5 119	16 334
3,7	Deferred income tax liabilities	78 317	5 121	83 438
	Derivative financial instruments	14 910	–	14 910
		104 442	**10 240**	**114 682**
	Current liabilities			
5.	Trade and other payables	593 378	15 971	609 349
	Derivative financial instruments	71 933	–	71 933
	Bank overdraft	78 009	–	78 009
	Current income tax liabilities	46 562	–	46 562
		789 882	**15 971**	**805 853**
	Total liabilities	**894 324**	**26 211**	**920 535**
	Total equity and liabilities	**1 029 166**	**38 166**	**1 067 334**

1. M-Net has componentised most of its assets in the past. However the useful lives of the individual components of items of property, plant and equipment were the same. Furthermore, the useful lives of the items of property, plant and equipment did not always reflect the pattern of consumption of economic benefits. M-Net has therefore reviewed the useful lives of the items of property, plant and equipment which resulted in a decrease in depreciation.

2. M-Net purchases programme and film rights through its subsidiary in the Netherlands. The transactions are denominated in dollars. Payment of these royalties take place at regular intervals depending on the studio purchased from. Some payments may take place up to 18 months after date of the transaction. These creditors have therefore been discounted. The creditors were decreased, as well as inventory and cost of sales. The foreign exchange profit/loss was also taken into account.

3. The above changes increased the deferred tax liability as follows:

	Group R'000	Company R'000
Property, plant and equipment	(2 623)	(2 623)
IFRS 2: Share-based compensation charge	(3 746)	(3 620)
Cost of sales adjustment (note 2 above)	(339)	(313)
Increase in deferred tax liability	(6 709)	(6 557)

26. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(continued)*

Reconciliation of equity at 31 March 2005 *(continued)*

		Group R'000	Company R'000
4.	M-Net has previously recognised an FCTR in respect of Podesta as a Controlled Foreign Operation, however, in terms of IFRS this has been reversed at 1 April 2004.		
5.	Trade and other payables have changed due to the following impacts:		
	M-Net has previously not recognised its liability relating to the share-based compensation charge in respect of its consolidated share trust, however in line with IFRS 2, this has been revised at 1 April 2004	25 847	23 189
	Liability in respect of programme and film rights inventory (note 2 above)	(2 099)	(2 099)
	Increase in trade and other payables	23 747	21 090
6.	The adjustments to retained earnings are as follows:		
	Property, plant and equipment (Depreciation – note 1 above)	41 711	41 711
	Share-based compensation charge	(26 438)	(22 976)
	FCTR	(24 209)	–
	Cost of sales adjustment (note 2 above)	(1 446)	(1 446)
	Tax effect on above	(4 323)	(5 121)
	Total adjustment on retained earnings	(14 706)	12 168
7.	During 2006, M-Net changed its accounting policy for the treatment of fair value adjustments on available-for-sale investments. In the prior period, M-Net recognised these fair value adjustments in the income statement. M-Net has now decided to recognise these fair value adjustments through equity (fair value reserve), in line with IAS 39.		
	This change in accounting policy has been accounted for retrospectively and the comparative statements for 2005 have been restated. There has been no effect on the opening retained earnings for 2005. The effect of the change on 2005 is as follows:		
	Increase in fair value adjustments – income statement	22 521	22 521
	Decrease in tax expense (deferred)	(6 531)	(6 531)
	Increase in profit	15 990	15 990

Material changes

No material changes in either the financial or funding position of M-Net has occurred between 31 March 2006 and the date of this circular.

The financial information of M-Net for the year ended 31 March 2004 as set out below has been extracted from the annual financial statements of M-Net which were prepared in terms of SA GAAP.

ELECTRONIC MEDIA NETWORK LIMITED

BALANCE SHEET

at 31 March 2004

	Group 2004 R'000	Company 2004 R'000
ASSETS		
Non-current assets		
Property, plant and equipment	106 822	106 440
Investment in joint venture	–	105 000
Investments	64	164
Non-current receivables	44 847	44 847
Deferred tax assets	117 057	116 732
	268 790	373 183
Current assets		
Programme and film rights	594 294	594 294
Receivables and pre-payments	260 929	231 378
Cash and cash equivalents	220 538	111 050
	1 075 761	936 722
Total assets	1 344 551	1 309 905
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and share premium	100 285	100 285
Accumulated loss	(127 684)	(150 010)
Fair value and other reserves	(54 999)	(30 790)
Total shareholders' equity	(82 398)	(80 515)
Non-current liabilities		
Trade and other payables	38 636	38 636
Forward foreign exchange contracts	36 322	36 322
	74 958	74 958
Current liabilities		
Trade and other payables	613 635	579 301
Forward foreign exchange contracts	399 139	399 139
Bank overdraft	132 034	132 034
Current tax liability	207 183	204 988
	1 351 991	1 315 462
Total equity and liabilities	1 344 551	1 309 905

ELECTRONIC MEDIA NETWORK LIMITED

INCOME STATEMENT

for the year ended 31 March 2004

	Group 2004 R'000	Company 2004 R'000
Revenue	1 426 883	1 397 461
Cost of sales and provision of services	692 783	709 233
Gross profit	734 100	688 228
Operating expenses net of other income	319 911	286 019
Profit from operations	414 189	402 209
Finance costs-net	(289 137)	(290 835)
Profit before tax	125 052	111 374
Tax	(43 172)	(31 254)
Net profit for year	81 880	80 120

ELECTRONIC MEDIA NETWORK LIMITED

STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 March 2004

	Number of shares	Share capital and share premium R'000	(Accumulated loss)/ retained earnings R'000	Fair value and other reserves R'000	Total R'000
GROUP					
Balance at 1 April 2003	253 364 257	47 232	(209 564)	(4 036)	(166 368)
Treasury shares sold	15 399 019	53 053	–	–	53 053
Cash flow hedge-net fair value loss, net of tax		–	–	(30 790)	(30 790)
Foreign currency translation reserve		–	–	(20 173)	(20 173)
Net profit for year		–	81 880	–	81 880
Balance at 31 March 2004	268 763 276	100 285	(127 684)	(54 999)	(82 398)

	Number of shares	Share capital and share premium R'000	(Accumulated loss)/ retained earnings R'000	Fair value and other reserves R'000	Total R'000
COMPANY					
Balance at 1 April 2003	253 364 257	47 232	(230 130)	–	(182 898)
Treasury shares sold	15 399 019	53 053	–	–	53 053
Cash flow hedge – net fair value, net of tax		–	–	(30 790)	(30 790)
Net profit for year		–	80 120	–	80 120
Balance at 31 March 2004	268 763 276	100 285	(150 010)	(30 790)	(80 515)

CASH FLOW STATEMENTS

for the year ended 31 March 2004

	Group 2004 R'000	Company 2004 R'000
Cash flow from operating activities		
Cash receipts from customers	1 500 877	1 468 307
Cash paid to suppliers and employees	(1 489 846)	(1 423 230)
Cash generated from operations	11 031	45 077
Finance costs	(10 930)	(12 628)
Tax paid	(56 246)	(32 093)
Dividends received	–	12 000
Net cash (utilised in)/generated from operating activities	(56 145)	12 356
Property, plant and equipment acquired to maintain operations	(27 235)	(27 114)
Net cash utilised by investing activities	(27 235)	(27 114)
Treasury shares sold	53 053	53 053
Net cash generated from financing activities	53 053	53 053
Net (decrease)/increase in cash and cash equivalents	(30 327)	38 295
Cash and cash equivalents at beginning of year	139 004	(59 279)
Currency translation differences	(20 173)	–
Cash and cash equivalents at end of year	88 504	(20 984)

REPORTS ON HISTORICAL FINANCIAL INFORMATION OF SUPERSPORT AND M-NET

"The Directors
Johnnic Communications Limited
PO Box 1746
Saxonwold
2132

8 January 2007

Gentlemen

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE HISTORICAL FINANCIAL INFORMATION OF SUPERSPORT INTERNATIONAL HOLDINGS LIMITED ("SuperSport") AND ELECTRONIC MEDIA NETWORK LIMITED ("M-Net")

1. INTRODUCTION

Johnnic Communications Limited ("Johncom") and Naspers Limited ("Naspers") have entered into an agreement in terms of which Johncom will, subject to the fulfilment of certain conditions precedent, dispose to Naspers an effective economic interest of 38,56% in SuperSport and M-Net.

At your request and for the purpose of the circular to Johncom shareholders, to be dated on or about 12 January 2007 ("the circular"), we present our report on the financial information presented in the report of Historical Financial Information of SuperSport and M-Net, included as Annexures 4 and 5, respectively, to the circular, in compliance with the Listings Requirements of the JSE Limited ("JSE").

2. RESPONSIBILITIES

The compilation, contents and presentation of the circular and the report of Historical Financial Information are the responsibility of the directors of Johncom. Our responsibility is to express an opinion on the financial information presented in the report of Historical Financial Information included in the circular.

3. SCOPE

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the above mentioned financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

4. OPINION

In our opinion, the financial information of SuperSport and M-Net as set out in Annexures 4 and 5, respectively, presents fairly, in all material respects, and for the purposes of the circular, the financial position of SuperSport and M-Net at 31 March 2006 and 31 March 2005, and the results of their operations and cash flows for the years then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa and the JSE Listings Requirements.

Yours faithfully

PRICEWATERHOUSECOOPERS INC

Director: F N van den Berg
Registered Auditor

Johannesburg"

"The Directors
Johnnic Communications Limited
PO Box 1746
Saxonwold
2132

8 January 2007

Gentlemen

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE HISTORICAL FINANCIAL INFORMATION OF SUPERSPORT INTERNATIONAL HOLDINGS LIMITED ("SuperSport") AND ELECTRONIC MEDIA NETWORK LIMITED ("M-Net")

1. INTRODUCTION

Johnnic Communications Limited ("Johncom") and Naspers Limited ("Naspers") have entered into an agreement in terms of which Johncom will, subject to the fulfilment of certain conditions precedent, dispose to Naspers an effective economic interest of 38,56% in SuperSport and M-Net.

At your request and for the purpose of the circular to Johncom shareholders, to be dated on or about 12 January 2007 ("the circular"), we present our report on the financial information presented in the report of Historical Financial Information of SuperSport and M-Net, included as Annexures 4 and 5, respectively, to the circular, in compliance with the Listings Requirements of the JSE Limited ("JSE").

2. RESPONSIBILITIES

The compilation, contents and presentation of the circular and the report of Historical Financial Information are the responsibility of the directors of Johncom. Our responsibility is to express an opinion on the financial information presented in the report of Historical Financial Information included in the circular.

3. SCOPE

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the above mentioned financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical financial information presentation. We believe that our audit provided a reasonable basis for our opinion.

4. OPINION

In our opinion, the financial information of SuperSport and M-Net as set out in Annexures 4 and 5, respectively, presents fairly, in all material respects, and for the purposes of the circular, the financial position of SuperSport and M-Net at 31 March 2004, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act of South Africa and the JSE Listings Requirements.

Yours faithfully

PRICEWATERHOUSECOOPERS INC

Director: F N van den Berg
Registered Auditor

Johannesburg"

REVIEWED INTERIM RESULTS OF SUPERSPORT AND M-NET AND FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

Balance sheet for SuperSport

	at 30 September 2006 R'000
ASSETS	
Non-current assets	
Property, plant and equipment	19 114
Intangible assets	8 328
Available-for-sale investments	52 853
Investments in associates	46 488
Forward exchange contracts	1 587
	128 370
Current assets	
Sports events rights	149 490
Receivables and pre-payments	288 569
Forward exchange contracts	6 602
Cash and cash equivalents	152 714
	597 375
Total assets	725 745
EQUITY AND LIABILITIES	
Capital and reserves	
Share capital and share premium	46 274
Hedging reserve	5 703
Share-based compensation reserve	8 211
Fair value reserve	23 720
Retained earnings	286 634
	370 542
Minority interest	241
	370 783
LIABILITIES	
Non-current liabilities	
Borrowings	2 065
Share-based compensation	8 408
Deferred taxation	33 078
	43 545
Current liabilities	
Trade and other payables	282 194
Current tax liability	15 907
Bank overdraft	13 316
	311 417
Total liabilities	354 962
Total equity and liabilities	725 745

Income statement for SuperSport

	for the six months ended 30 September 2006 R'000
Revenue	732 034
Cost of sales and provision of services	(412 002)
Gross profit	320 032
Administrative, selling and marketing expenses	(85 397)
Net fair value gain on listed investments	513
Operating profit	235 148
Finance costs	(90 907)
Finance income	6 625
Share of profits of associates	848
Profit before tax	151 714
Income tax expense	(42 775)
Profit for period	108 939
Attributable to:	
Equity holders of the company	108 665
Minority interest	274
	108 939

Statement of changes in equity for SuperSport for the six months ended 30 September 2006

	Number of shares	Share capital and share premium R'000	Hedging reserve R'000	Share-based compen-sation reserve R'000	Available for sale fair value reserve R'000	Retained earnings R'000	Total R'000
Balance at 1 April 2006	268 763 276	46 274	(2 435)	7 558	26 193	177 969	255 559
Net profit for the period						108 665	108 665
Recognition of share-based payments				653			653
Gains on available for sale investments					(2 473)		(2 473)
– Realised fair value gain					(816)		(816)
– Fair value gain					(1 657)		(1 657)
Gain on cash flow hedge, net of tax			8 138				8 138
Balance at 30 September 2006	268 763 276	46 274	5 703	8 211	23 720	286 634	370 542

Cash flow statement for SuperSport

	for the six months ended 30 September 2006 R'000
Cash flows from operating activities	
Cash generated from operations	268 675
Interest received	5 907
Interest paid	(966)
Dividends received from available-for-sale investments	445
Dividends received from associates	3 000
Taxation paid	(151 257)
Net cash generated from operating activities	125 804
Cash flows from investing activities	
Acquisition of property, plant and equipment to maintain operations	(1 762)
Proceeds on disposal of property, plant and equipment	2 133
Acquisition of intangible assets	(1 798)
Proceeds from sale of intangible assets	2 700
Net increase in investments and loans to associates	806
Net cash generated from investing activities	2 079
Cash flows from financing activities	
Proceeds from long-term borrowings	2 064
Net cash utilised in financing activities	2 064
Net increase in cash and cash equivalents	129 947
Cash and cash equivalents at beginning of period	10 901
Translation adjustments on cash and cash equivalents	(1 450)
Cash and cash equivalents at end of period	139 398

Balance sheet for M-Net

	at 30 September 2006 R'000
ASSETS	
Non-current assets	
Property, plant and equipment	237 788
Intangible assets	3 000
Available-for-sale investments	47 889
Deferred tax assets	3 456
	292 133
Current assets	
Programme and film rights	317 834
Trade and other receivables	425 183
Forward exchange contracts	42 863
Cash and cash equivalents	309 726
	1 095 606
Total assets	1 387 739
EQUITY	
Capital and reserves attributable to equity holders	
Share capital	15 982
Other reserves	89 510
Retained earnings	403 055
Total equity	508 547
LIABILITIES	
Non-current liabilities	
Trade and other payables	26 714
	26 714
Current liabilities	
Trade and other payables	762 879
Current income tax liabilities	89 599
	852 478
Total liabilities	879 192
Total equity and liabilities	1 387 739

Income statement for M-Net

	for the six months ended 30 September 2006 R'000
Revenue	1 107 857
Cost of sales and provision of services	(592 167)
Gross profit	515 690
Administrative, selling and marketing costs	(126 041)
Fair value gain on listed investments	4 647
Other income	1 187
Operating profit	395 483
Finance costs	(20 683)
Profit before income tax	374 800
Income tax expense	(117 001)
Profit for period	257 799

Statement of changes in equity for M-Net
for the six months ended 30 September 2006

	Number of shares	Share capital and share premium R'000	Retained earnings R'000	Fair value and other reserves R'000	Total R'000
Balance at 1 April 2006	268 763 276	15 982	145 256	38 293	199 531
Cash flow hedges, net of tax				51 770	51 770
Movement in share-based compensation scheme				(7 173)	(7 173)
Foreign currency translation reserve				6 620	6 620
Net profit for the period			257 799		257 799
Balance at 30 September 2006	268 763 276	15 982	403 055	89 510	508 547

Cash flow statement for M-Net

	for the six months ended 30 September 2006 R'000
Cash flows from operating activities	
Cash generated from operations	325 156
Interest paid	(3 528)
Income tax paid	(64 106)
Net cash generated by operating activities	257 522
Cash flows from investing activities	
Purchases of property, plant and equipment	(45 911)
Proceeds on sale of property, plant and equipment	2 764
Proceeds on sale of investments	(28)
Interest received	5 127
Dividends received	395
Net cash utilised by investing activities	(37 653)
Cash flows from financing activities	
Payment of long-term borrowings	9 833
Net cash utilised by financing activities	9 833
Net increase in cash and cash equivalents	229 702
Cash and cash equivalents at beginning of period	73 405
Exchange gains on cash and bank overdrafts	6 619
Cash and cash equivalents at end of period	309 726

REPORT ON THE REVIEWED INTERIM RESULTS OF SUPERSPORT AND M-NET FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2006

"The Directors
Johnnic Communications Limited
PO Box 1746
Saxonwold
2132

8 January 2007

Gentlemen

REVIEW REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE HISTORICAL FINANCIAL INFORMATION OF SUPERSPORT INTERNATIONAL HOLDINGS LIMITED ("SuperSport") AND ELECTRONIC MEDIA NETWORK LIMITED ("M-Net")

1. INTRODUCTION

Johnnic Communications Limited ("Johncom") and Naspers Limited ("Naspers") have entered into an agreement in terms of which Johncom will, subject to the fulfilment of certain conditions precedent, dispose to Naspers an effective economic interest of 38,56% in M-Net and SuperSport.

At your request and for the purposes of the circular to Johncom shareholders, to be dated on or about 12 January 2007 ("the circular"), we present our report on the historical financial information of SuperSport and M-Net presented in Annexure 7 to the circular, in compliance with the Listings Requirements of the JSE Limited.

2. RESPONSIBILITIES

The directors of Johncom are responsible for the preparation of the circular and all the information contained therein, including the financial information to which this reporting accountants' report relates, and the financial statements and financial information from which it has been extracted and prepared.

Our responsibility is to issue a report on the condensed interim financial information included in Annexure 7 to the circular, based on our review.

3. SCOPE

We conducted our reviews for the six months ended 30 September 2006 in accordance with the International *Standard on Review Engagements 2400. This standard requires that we plan and perform the review to obtain* moderate assurance that the condensed financial information relating to the six months ended 30 September 2006 is free of material misstatement. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and this provides less assurance than an audit.

We have not performed an audit of the condensed financial information for the six months ended 30 September 2006, included in Annexure 7 to the circular, and accordingly we do not express any audit opinion thereon.

4. OPINION

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information of M-Net and SuperSport for the six months ended 30 September 2006, as set out in Annexure 7 to the circular, has not been properly prepared, in all material respects, for the purposes of the circular, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Yours sincerely

PRICEWATERHOUSECOOPERS INC.

Director: F N van den Berg
Registered Auditor

Johannesburg"

SHARE PRICE HISTORY OF JOHNCOM

The share price history of Johncom shares on the JSE since 30 September 2005 is set out below:

Quarterly

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
30 September 2005	5 100	3 752	4 850	8 828 672	361 712 000
31 December 2005	5 400	4 525	5 400	7 397 414	364 888 760
31 March 2006	6 350	5 380	6 099	7 077 171	422 093 780
30 June 2006	6 400	5 350	5 578	10 803 851	640 643 110
30 September 2006	7 000	5 499	6 600	4 665 863	290 712 840

Monthly

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
31 December 2005	5 400	4 525	5 400	4 185 558	205 675 100
31 January 2006	6 250	5 380	5 950	1 563 435	91 485 770
28 February 2006	6 350	5 460	6 100	3 674 311	220 144 190
31 March 2006	6 200	5 650	6 099	1 839 425	110 463 820
30 April 2006	6 250	5 950	6 240	2 845 191	174 887 450
31 May 2006	6 400	5 700	5 800	3 667 089	221 675 470
30 June 2006	6 398	5 350	5 578	4 291 571	244 080 190
31 July 2006	6 100	5 499	6 100	1 725 326	99 689 910
31 August 2006	6 675	6 011	6 500	995 440	62 767 890
30 September 2006	7 000	6 400	6 600	1 945 097	128 255 040
31 October 2006	7 500	6 499	6 890	3 161 347	209 604 630
30 November 2006	8 000	6 805	7 656	3 860 613	281 721 390

Daily

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
1 November 2006	7 000	6 900	7 000	94 170	6 578 854
2 November 2006	6 990	6 941	6 950	22 084	1 538 831
3 November 2006	6 970	6 945	6 950	280 609	19 501 624
6 November 2006	6 940	6 934	6 934	66 500	4 612 431
7 November 2006	6 980	6 949	6 950	80 100	5 567 679
8 November 2006	6 950	6 805	6 839	52 931	3 623 303
9 November 2006	6 900	6 850	6 850	83 218	5 741 592
10 November 2006	7 097	6 899	7 050	313 919	21 837 916
13 November 2006	7 200	7 050	7 078	175 208	12 430 183
14 November 2006	7 400	7 078	7 389	286 297	20 541 031
15 November 2006	7 600	7 420	7 444	708 200	52 796 911
16 November 2006	7 350	7 100	7 301	130 294	9 510 319
17 November 2006	7 390	7 300	7 350	31 704	2 331 202
20 November 2006	7 540	7 350	7 500	120 268	8 934 964
21 November 2006	7 600	7 400	7 600	71 507	5 333 435
22 November 2006	7 500	7 450	7 475	414 488	30 983 059
23 November 2006	7 575	7 475	7 530	640 957	48 140 890
24 November 2006	7 599	7 510	7 550	170 824	12 864 770

Daily

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
27 November 2006	7 625	7 600	7 600	14 650	1 113 781
28 November 2006	8 000	7 490	7 490	5 701	440 929
29 November 2006	7 745	7 425	7 599	39 497	2 935 809
30 November 2006	7 656	7 525	7 656	57 487	4 361 877
1 December 2006	7 650	7 643	7 649	138 205	10 571 255
4 December 2006	7 890	7 650	7 725	159 694	12 343 920
5 December 2006	7 775	7 500	7 775	64 360	4 979 224
6 December 2006	7 890	7 750	7 800	59 884	4 674 096
7 December 2006	7 900	7 815	7 850	23 844	1 866 520
8 December 2006	8 000	7 850	7 900	16 545	1 305 818

The above information is extracted from I-Net.

SHARE PRICE HISTORY OF NASPERS

The share price history of Naspers shares on the JSE since 30 September 2005 is set out below:

Quarterly

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
30 September 2005	11 200	8 100	10 399	53 526 161	5 256 183 000
31 December 2005	11 950	9 200	11 201	51 142 627	5 365 718 000
31 March 2006	13 400	11 110	12 550	74 623 979	9 288 808 300
30 June 2006	14 000	10 900	12 187	85 350 114	10 626 901 400
30 September 2006	12 900	11 050	11 960	58 564 319	7 016 918 900

Monthly

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
31 December 2005	11 950	10 101	11 201	17 027 720	1 919 763 800
31 January 2006	13 400	11 250	13 000	30 626 434	3 775 150 000
28 February 2006	13 375	12 099	12 255	21 653 444	2 768 461 000
31 March 2006	12 900	11 110	12 550	22 344 101	2 745 197 300
30 April 2006	14 000	12 655	13 200	19 427 094	2 571 689 300
31 May 2006	13 749	11 600	12 300	32 743 323	4 120 986 900
30 June 2006	12 701	10 900	12 187	33 179 697	3 934 225 200
31 July 2006	12 395	11 050	12 185	20 210 645	2 380 399 800
31 August 2006	12 699	11 410	12 450	18 155 810	2 168 826 200
30 September 2006	12 900	11 670	11 960	20 197 864	2 467 692 900
31 October 2006	13 698	11 700	13 330	30 582 608	3 867 389 800
30 November 2006	15 150	13 330	14 600	29 644 688	4 169 861 960

Daily

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
1 November 2006	13 700	13 360	13 600	1 981 453	269 456 020
2 November 2006	13 644	13 450	13 488	1 217 077	165 141 610
3 November 2006	13 658	13 341	13 400	581 879	78 319 870
6 November 2006	13 600	13 414	13 499	575 163	77 812 520
7 November 2006	13 550	13 400	13 400	696 606	93 919 570
8 November 2006	13 499	13 330	13 350	1 993 602	267 054 600
9 November 2006	13 650	13 369	13 631	2 505 550	338 353 250
10 November 2006	13 900	13 550	13 860	811 807	111 391 030
13 November 2006	14 299	13 800	14 299	2 122 688	296 793 110
14 November 2006	14 850	14 200	14 665	1 897 514	277 407 670
15 November 2006	14 825	14 450	14 679	1 371 744	200 964 130
16 November 2006	14 799	14 400	14 799	946 590	139 069 670
17 November 2006	14 799	14 350	14 600	1 152 606	167 984 130
20 November 2006	14 700	14 500	14 600	787 244	115 087 560
21 November 2006	15 120	14 600	14 900	1 384 230	205 290 000
22 November 2006	15 100	14 751	14 951	1 308 963	196 019 490
23 November 2006	15 000	14 607	14 955	2 830 696	421 191 930
24 November 2006	15 150	14 761	14 948	1 022 358	152 981 860
27 November 2006	15 150	14 900	15 050	349 492	52 624 630
28 November 2006	15 000	14 300	14 400	1 108 003	161 003 910

Daily

Date	High (cents)	Low (cents)	Close (cents)	Volume	Value (R)
29 November 2006	14 631	14 380	14 380	618 306	89 849 560
30 November 2006	14 601	14 055	14 600	2 381 117	292 145 840
1 December 2006	14 700	14 422	14 570	990 833	144 477 170
4 December 2006	14 650	14 133	14 450	632 695	90 356 350
5 December 2006	14 590	14 435	14 550	639 440	93 018 640
6 December 2006	14 689	14 510	14 590	662 109	96 655 260
7 December 2006	14 525	14 050	14 100	1 463 449	208 354 190
8 December 2006	14 400	14 000	14 350	1 500 995	21 316 5870

The above information is extracted from I-Net.

EXECUTIVE DIRECTORS' EQUITY COMPENSATION BENEFITS: JOHNCOM SHARE INCENTIVE SCHEMES

Director	Balance of share options at 1 April 2006	Number of share options allocated during the six months	Date of allocation	Balance of share options at 30 Sept 2006	Number of share options	Allocation price R	Exercise date
P C Desai	408 270	45 643		453 913	3 750	135,00	3 Jan 2003
					6 250	135,00	3 Jan 2004
					20 000	11,90	1 May 2004
					20 000	11,90	1 May 2005
					20 000	11,90	1 May 2006
					40 000	11,90	1 May 2007
					22 424	14,69	1 July 2005
					22 424	14,69	1 July 2006
					22 424	14,69	1 July 2007
					44 848	14,69	1 July 2008
					21 820	24,00	1 July 2006
					21 820	24,00	1 July 2007
					21 820	24,00	1 July 2008
					43 640	24,00	1 July 2009
					15 410	37,00	1 July 2007
					15 410	37,00	1 July 2008
					15 410	37,00	1 July 2009
					30 820	37,00	1 July 2010
			1 July 2006^		8 023	0,00	1 July 2009
			1 July 2006*		18 810	0,00	1 July 2009
			1 July 2006†		18 810	55,78	1 July 2009
H Benatar	59 720	17 994		77 714	4 652	14,69	1 July 2005
					4 652	14,69	1 July 2006
					4 652	14,69	1 July 2007
					9 304	14,69	1 July 2008
					4 176	24,00	1 July 2006
					4 176	24,00	1 July 2007
					4 176	24,00	1 July 2008
					8 352	24,00	1 July 2009
					3 116	37,00	1 July 2007
					3 116	37,00	1 July 2008
					3 116	37,00	1 July 2009
					6 232	37,00	1 July 2010
			1 July 2006*		8 997	0,00	1 July 2009
			1 July 2006†		8 997	55,78	1 July 2009

The share options allocated at R135,00 were allocated prior to the unbundling of MTN Group Limited. Accordingly, each of these options qualifies for 5,3 MTN Group Limited shares and 1 Johnnic Communications Limited share at the allocation price.

^Deferred Bonus Plan

*Long-term Incentive Plan

†Share Appreciation Rights Scheme

HISTORICAL FINANCIAL INFORMATION OF NASPERS

SUMMARY OF THE AUDITED RESULTS OF THE NASPERS GROUP FOR THE YEAR ENDED 31 MARCH 2006

GROUP OVERVIEW AND PROSPECTS

The Naspers group continues to benefit from past investments coming to fruition and a positive macro-environment in many of its key markets. These primary factors have resulted in top-line revenues growing 16% to R15,7 billion and core headline earnings growing by 67% to R1,9 billion.

After four years of rapid earnings and cash flow growth, some strategic investments are required in the year ahead to deliver growth in ensuing years. We are targeting, in particular, broadband services in China and North America, and digital video broadcast-handheld (DVB-H) in Africa. We plan this in the knowledge that such investments will reduce short-term earnings and cash flow growth. In addition, we will invest in the further development of existing businesses and expand into new markets and opportunities.

In recent years, the group has experienced strong macro-economic growth in our key markets. Over the past few years, economic management of especially the South African and Chinese economies has been particularly impressive. Future growth will be reliant on continued economic expansion in our markets, which is uncertain.

Geographically the group is focused on the BRICSA countries (Brazil, Russia, India, China, South and sub-Saharan Africa), which we believe present above average growth opportunities. To date we have been successful in establishing a firm presence in Africa and China. Subsequent to year-end, we acquired a 30% equity stake in a leading Brazilian media company, Abril, for a cash consideration of US$422 million. This allows participation in the expanding Brazilian media market. We also established development offices in Russia and India and are pursuing opportunities in these and other markets.

As mentioned before, the group plans to step up investment in broadband and mobile technologies and services. *Both represent opportunities for delivering media content in new formats.*

FINANCIAL REVIEW

Group revenues grew by 16% to R15,7 billion. This came largely from net growth in pay-television subscribers of 163 000 and an increase in advertising revenues of 22%.

Operating profit improved by 22% to R3 billion, with aggregate operating margins at 19%.

The net finance cost of R11 million includes net interest income of R181 million earned on cash held in the group, an imputed interest cost on finance leases – mostly for satellite capacity – of R177 million, unrealised foreign exchange losses of R22 million on foreign denominated finance leases and fair value adjustments on foreign exchange contracts and other derivatives, which reflect a net gain of R7 million.

The group's share of earnings from its equity-accounted associates, including the investment in Tencent, increased to R151 million.

The taxation charge of R935 million is substantially higher than last year, partly a function of the increased profitability of the group and partly the creation of deferred tax assets last year of R470 million, which then reduced the net tax charge.

An accounting profit of some R1 billion was recorded on the sale of our interest in UBC and is reflected as a profit arising on the discontinuance of operations.

Last year we reported headline earnings of R2,02 billion and indicated to shareholders that this figure was artificially boosted by the creation of deferred tax assets of R470 million and fair value adjustments relating to foreign exchange contracts of R360 million. As expected, neither of these items recurred to this extent in the current year. As a consequence, headline earnings for this year reflects a modest growth of 6% to R2,14 billion.

Core headline earnings, which we believe reflects true, sustainable earnings performance, grew by 67% to R1,97 billion. An analysis of core headline earnings is shown in the adjacent section "Calculation of Headline and Core Headline Earnings".

The group balance sheet remains sound. The group generated free cash flow of R1,9 billion (2005: R1,4 billion) in the current year.

DIVIDEND

The board has recommended that the annual dividend be increased by 71% to 120 cents (previously 70 cents), per N ordinary share and 24 cents (previously 14 cents), per unlisted A ordinary share. If approved by shareholders, the dividends are payable to shareholders recorded in the books on 8 September 2006 and will be paid on 11 September 2006. The last date to trade cum dividend will be on 1 September 2006.

ELECTRONIC MEDIA

Pay television

In aggregate, the pay-television segment grew revenues by 15% and operating profit before amortisation and other gains and losses by 29%. This growth was largely driven by an increase in the aggregate subscriber base of 163 000 to just above two million.

These segmental results exclude UBC which was sold during the year and is treated, for IFRS reporting purposes, as a discontinued operation.

South Africa:

The South African operation reflected some growth, increasing by a net 103 000 to 1,25 million subscribers. The lower priced bouquet aimed at the emerging market (DStv Compact) grew to 42 000 subscribers. MultiChoice launched the personal video recorder (PVR) in October 2005, selling some 28 000 units. In the coming year, we intend to make a substantial investment in the development of a DVB-H platform in South Africa.

Sub-Saharan Africa:

The sub-Saharan Africa subscriber base grew by 50 000 to 385 000, primarily from expansion in the Angolan market. Our businesses in sub-Saharan Africa continue to be plagued by regulatory pressures and processes.

Mediterranean:

This base grew by 10 000 to 374 000 subscribers. Migration from analogue to digital continues, with 69% of subscribers now using digital services. During the year, ten new channels were added to the Nova platform. Seasonal churn remains an issue.

Internet

The internet segmental results for the current year exclude Tencent as this investment is now equity accounted. The prior year figures include Tencent's operations for three months to June 2004.

The internet segment reflected revenue growth of 29% (52% adjusting for Tencent's accounting treatment). Operating losses before amortisation and other gains and losses increased to R98 million, mostly attributed to the development of the internet portal business in Thailand and Sportscn in China. The internet operation in South Africa remains profitable.

Tencent is the leading instant-messaging (IM) platform in China, and increasingly one of the leaders in this category world-wide. The business has shown strong growth with peak simultaneous online user accounts for IM services reaching 19,6 million and active IM user accounts increasing to 220 million (some users have more than one account).

The internet segment, including our equity-accounted share of Tencent's earnings, is profitable.

Conditional access

Irdeto, the content security solution business, reported record shipments of almost six million devices leading to a growth in revenues of 38%.

Irdeto recently acquired a competitor, Philips CryptoTec and continued its expansion into the rapidly developing mobile TV segment. Its pioneering agreement with TU Media in Korea is the first such mobile TV service launched in the world.

Irdeto will capitalise on its lead by further developing its technology for safe-guarding content in the broadband, internet and mobile environment.

Entriq

The consumption of broadband media on the internet is becoming the dominant form of internet use. This is evidenced by the almost doubling of Entriq's revenue to R66 million.

Extensive investment continued in content protection, subscriber management technologies and application service provider services for such broadband markets. Major clients that Entriq has secured include NBC, Viacom, MTV, ProSieben and the Intel ViiV-platform.

Entriq has also developed a broadband product, MediaZone, where niche content is aggregated and offered to the market for subscription.

Substantial investment is expected in the short term to consolidate on the progress that Entriq has achieved in its technologies.

PRINT MEDIA

Newspapers, magazines and printing

This segment benefited from strong organic growth and robust economic conditions, resulting in revenue growing by 18% to R3,9 billion.

Newspaper titles such as Daily Sun, Son and Soccer Laduuuuuma continued to show good circulation growth. Additional printing presses are being installed to cope with capacity demands.

The magazine segment also experienced a good year with a number of new titles being launched in South Africa.

A new printing plant, Paarl Web Gauteng, was commissioned and is performing to expectation. An empowerment partner, Kurisani, has invested in this business.

Book publishing and private education

The book publishing business, Via Afrika, had a reasonable year with the school book publishers recording an excellent performance.

In contrast, the private education business turned in a mixed performance. The core distance education business, International Colleges Group, had a satisfactory year, whilst a number of growth initiatives were launched with varying levels of success. This was also the last year of the teach-out of Lyceum colleges, closed some years ago. The face-to-face business, Damelin, continued with its repositioning and focus on the further education and training sector.

BLACK ECONOMIC EMPOWERMENT (BEE)

Our understanding is that the Codes of Good Practice should be finalised shortly. The South African operations have already started work to ensure compliance with these Codes. In respect of equity ownership, we intend to attract the required level of ownership through an offering to a broad base of BEE participants, including individuals, groupings and our own BEE staff. Further announcements in this regard will be made shortly.

ACCOUNTING POLICIES

The financial results are prepared in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, Act 61 of 1973, and the Listings Requirements of JSE Limited (Listings Requirements).

In terms of the Listings Requirements the group is required to prepare its consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.

The date of transition to IFRS was 1 April 2004. The group's opening balance sheet at 1 April 2004 has been restated in accordance with IFRS 1, "First-time Adoption of IFRS". The effect of the transition from South African Statements of Generally Accepted Accounting Practice to IFRS on the group's equity at 1 April 2004 and 31 March 2005 and its net profit for the year ended 31 March 2005 has been disclosed with the group's 30 September 2005 interim results in a separate document entitled "Transition to IFRS". This information is available on the group's website (www.naspers.com).

A copy of the unqualified audit opinion of the auditors, PricewaterhouseCoopers Inc., is available for inspection at the registered office of the company.

On behalf of the board

Ton Vosloo
Chairman

Koos Bekker
Managing director

Cape Town
27 June 2006

Segmental Review

	Revenue Year ended 31 March 2006 R'm	2005 R'm	%
Electronic media	10 219	8 732	17
– pay television	8 903	7 747	15
– internet	898	696	29
– conditional access	352	255	38
– Entriq	66	34	94
Print media	5 500	4 782	15
– newspapers, magazines and printing	3 983	3 374	18
– book publishing and private education	1 517	1 408	8
Corporate services	(13)	4	–
	15 706	13 518	16

Segmental Review

	Ebitda Year ended 31 March 2006 R'm	2005 R'm	%
Electronic media	2 937	2 356	25
– pay television	3 105	2 465	26
– internet	(34)	11	–
– conditional access	19	(35)	–
– Entriq	(153)	(85)	80
Print media	811	779	4
– newspapers, magazines and printing	745	665	12
– book publishing and private education	66	114	(42)
Corporate services	(52)	(42)	24
	3 696	3 093	20

	Operating profit before amortisation and other gains/(losses) Year ended 31 March 2006 R'm	2005 R'm	%
Electronic media	2 503	1 945	29
– pay television	2 761	2 133	29
– internet	(98)	(52)	88
– conditional access	5	(47)	(111)
– Entriq	(165)	(89)	85
Print media	652	636	3
– newspapers, magazines and printing	616	550	12
– book publishing and private education	36	86	(58)
Corporate services	(55)	(43)	28
	3 100	2 538	22

	Operating profit Year ended 31 March 2006 R'm	2005 R'm	%
Electronic media	2 467	1 916	29
– pay television	2 785	2 120	31
– internet	(153)	(68)	125
– conditional access	–	(47)	–
– Entriq	(165)	(89)	85
Print media	595	604	(1)
– newspapers, magazines and printing	612	528	16
– book publishing and private education	(17)	76	(122)
Corporate services	(58)	(51)	14
	3 004	2 469	22

Abridged Consolidated Income Statement

	Year ended 31 March 2006 R'm	Year ended 31 March 2005 R'm
Revenue	15 706	13 518
Cost of providing services and sale of goods	(8 754)	(7 726)
Selling, general and administration expenses	(3 948)	(3 311)
Other gains/(losses) – net	–	(12)
Operating profit	3 004	2 469
Finance costs – net	(11)	(216)
Share of equity-accounted results	151	88
Profit/(Loss) on sale of investments	74	(1)
Dilution profits	–	368
Profit before taxation	3 218	2 708
Taxation	(935)	(257)
Profit after taxation	2 283	2 451
Profit from discontinued operations	32	50
Profit arising on discontinuance of operations	1 032	–
Profit for the year	3 347	2 501
Attributable to:		
Naspers *shareholders*	3 190	2 384
Minority shareholders	157	117
	3 347	2 501
Core headline earnings for the period (R'm)	1 975	1 185
Core headline earnings per N ordinary share (cents)	696	427
Headline earnings for the period (R'm)	2 146	2 024
Headline earnings per N ordinary share (cents)	756	730
Fully diluted headline earnings per N ordinary share (cents)	715	690
Earnings per N ordinary share (cents)	1 124	860
Fully diluted earnings per N ordinary share (cents)	1 063	814
Net number of shares issued ('000)		
– At period-end	290 555	282 590
– Weighted average for the period	283 719	277 294
– Fully diluted weighted average	300 243	293 126

Abridged Consolidated Balance Sheet

	31 March 2006 R'm	31 March 2005 R'm
ASSETS		
Non-current assets	7 272	6 839
Property, plant and equipment	3 689	3 445
Goodwill and other intangible assets	1 159	1 226
Investments and loans	1 383	1 231
Programme and film rights	171	48
Derivative financial instruments	33	32
Deferred taxation	837	857
Current assets	10 067	7 204
TOTAL ASSETS	**17 339**	**14 043**
EQUITY AND LIABILITIES		
Share capital and reserves	7 118	4 866
Minority interest	172	227
Non-current liabilities	3 372	2 968
Capitalised finance leases	1 444	1 740
Liabilities – interest-bearing	722	423
– non-interest bearing	551	176
Post-retirement medical liability	153	161
Deferred taxation	502	468
Current liabilities	6 677	5 982
TOTAL EQUITY AND LIABILITIES	**17 339**	**14 043**
Net asset value per N ordinary share (cents)	2 450	1 722

Abridged Consolidated Statement of Changes in Equity

	Year ended 31 March 2006 R'm	Year ended 31 March 2005 R'm
Balance at beginning of year	5 093	2 012
Movement in treasury shares	65	38
Share capital and premium issued	106	761
Foreign currency translation	18	(4)
Movement in fair value reserve	(24)	41
Movement in cash flow hedging reserve	(1)	24
Movement in share-based compensation reserve	135	34
Transactions with minority shareholders	(1 113)	(106)
Net profit for year	3 347	2 501
Dividends	(336)	(208)
Balance at end of year	7 290	5 093

Abridged Consolidated Cash Flow Statement

	Year ended 31 March 2006 R'm	Year ended 31 March 2005 R'm
Cash flow from operating activities	3 166	2 368
Cash flow from investment activities	(335)	(877)
Cash flow from financing activities	25	(514)
Net increase in cash and cash equivalents	2 856	977

Calculation of Headline and Core Headline Earnings

	Year ended 31 March 2006 R'm	Year ended 31 March 2005 R'm
Net profit attributable to shareholders	3 190	2 384
Adjusted for:		
– impairment of goodwill and other assets	69	14
– profit on sale of property, plant and equipment	(17)	(7)
– (profit)/loss on sale of investments	(64)	1
– discontinuance of operations	(1 032)	–
– dilution profits	–	(368)
Headline earnings	2 146	2 024
Adjusted for:		
– creation of deferred tax assets	(42)	(470)
– amortisation of intangible assets	48	40
– IAS 39 fair value adjustments	(145)	(360)
– profit from discontinued operations	(32)	(49)
Core headline earnings	1 975	1 185

	Year ended 31 March 2006 R'm	Year ended 31 March 2005 R'm
Depreciation of property, plant and equipment	596	556
Amortisation of intangible assets	96	57
Share-based payment expenses (IFRS 2)	135	129
Other gains/(losses) – net	–	(12)
– profit on sale of property, plant and equipment	17	7
– impairments of goodwill and intangible assets	(69)	(14)
– impairments of tangible assets	–	(6)
– dividends received	2	1
– fair value adjustment on shareholders' liability	50	–
Finance costs	11	216
– net interest income	(181)	(62)
– interest on finance leases	177	172
– net foreign exchange differences	22	(2)
– net fair value adjustments on derivative instruments	(7)	108
Investments and loans	1 383	1 239
– listed investments	1 249	1 126
– unlisted investments	134	113
Market value of listed investments	6 506	3 208
Directors' valuation of unlisted investments	134	113
Commitments	2 860	3 924
– capital expenditure	445	447
– programme and film rights	1 426	1 483
– network and other services commitments	364	385
– operating lease commitments	359	1 511
– set-top box commitments	266	98

Directors

T Vosloo *(Chairman)*, J P Bekker *(Managing Director)*, J J M van Zyl, L N Jonker, N P van Heerden, S J Z Pacak, B J van der Ross, G J Gerwel, H S S Willemse, F du Plessis, F T M Phaswana, R C C Jafta

Company secretary

G M Coetzee

Registered office

40 Heerengracht, Cape Town, 8001
(PO Box 2271, Cape Town, 8000)

Transfer secretaries

Link Market Services South Africa (Proprietary) Limited
Fifth Floor, 11 Diagonal Street, Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

ADR programme

The Bank of New York maintains a Global BuyDIRECT(TM) plan for Naspers Limited. For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations Department – Global BuyDIRECT(TM) Church Street Station, PO Box 112588, New York, NY 10286-1258, USA.

GROUP OVERVIEW

Over the past few financial years the Naspers group has reported a trend of strong earnings and cash flow growth. This trend evolved partly as a consequence of the extensive investments made in earlier years now coming to fruition, and partly because of favourable macro-economic conditions prevailing in most of the major markets in which we operate.

This pattern of growth continued over the past year and is reflected in core headline earnings that improved to R1 388 million. This growth was achieved despite a modest increase of only 9% in revenues.

Another key determinant of growth over the past year was the performance of the pay-television businesses, particularly the Greek operations which turned from being loss-making to profitability. The print media business had an exceptional year, buoyed by robust advertising revenues. Our investment in Tencent, the Chinese-based instant messaging business, also delivered satisfactory results.

Looking ahead, shareholders are cautioned that the rate of earnings growth achieved over the past year will be impossible to maintain. This strong growth rate came off a low base, and is influenced by exceptional economic conditions in the major markets in which we operate. We have no indication how long such favourable conditions will continue, other than the probability that at some point the pace of economic growth will decline.

In addition, the application of South African Statements of Generally Accepted Accounting Practice ("SA GAAP") artificially boosted headline earnings in the current year. R470 million of this relates to the creation of deferred tax assets, and R360 million to accounting for foreign exchange contracts in terms of AC 133. It is highly improbable that such an artificial boost to earnings will recur and, as a consequence, it is likely that headline earnings will be negatively impacted next year.

The group has a two-pronged strategy for growth. Firstly, we remain focused on organically growing our existing businesses to their full potential. In addition, we investigate new ventures within our field of expertise, especially in developing countries, where we believe we can add value. We believe, but cannot guarantee, that this approach will continue to deliver growth into the future.

FINANCIAL REVIEW

Group revenues grew by 9% to almost R14 billion over the past year. This modest growth was partly the result of the strong rand against most major currencies, which dampens the impact of our offshore revenues. Offshore revenues presently comprise 27% of our consolidated revenue base.

In addition, the change in accounting for our investment in Tencent also had an impact on revenue growth. Up to 1 July 2004 we proportionately consolidated the revenues of Tencent. After that, Tencent's results have been equity accounted. On a comparable basis the group's revenue, excluding Tencent's contribution, increased by 12%.

Amortisation and impairment charges declined due to the adoption of AC 129 Intangible Assets, which resulted in the group ceasing the illogical amortisation of goodwill previously demanded by accounting standards. Goodwill is now reviewed annually and impaired only where appropriate. In the current year adjustments to goodwill of R126 million were expensed due to the creation of deferred tax assets.

Finance costs were substantially lower than last year, although this charge is distorted by the inclusion of fair value adjustments on derivatives required by AC 133, reflected in the analysis of finance costs below. However, as a result of the reduced levels of debt in the group, net interest paid on borrowings and finance leases was R102 million compared to R341 million last year.

The equity accounted results comprises mainly our share of Tencent's earnings. As explained above, Tencent was equity accounted from 1 July 2004. On an annualised basis, Tencent grew its net profits by 5%.

Exceptional items during the period amounted to R562 million net, comprising mainly:

(a) a book profit of R358 million flowing from the listing of Tencent;

(b) a book profit of R216 million flowing from the restructuring of our pay-television interests in Greece.

The tax charge on the income statement has been reduced by a net R470 million because of the creation of deferred tax assets as required by SA GAAP.

The net effect of our results for the year is headline earnings of R2 167 million. Shareholders will recall that we have previously warned that "headline earnings" has no credibility as an appropriate measure of true sustainable operating performance. We prefer using "core headline earnings" as a more appropriate measure of true sustainable operating performance. An analysis of the difference between these two metrics is reflected below in the section "calculation of core headline earnings". A major item in the period related to fair value adjustments on FECs required in terms of AC 133. It is our view that this application of AC 133, which inflated headline earnings by R360 million in the period, ignores economic reality.

In addition, we are required by SA GAAP to create deferred tax assets of R470 million flowing mainly from assessed losses in our Greek pay-television operations. We believe it is imprudent to include this in a measure of sustainable performance, as it artificially boosts headline earnings and is unlikely to recur.

Adjusting for these and other items set out in the above analysis, we calculate core headline earnings to be R1 388 million.

Cash flows were positively impacted by favourable trading results and cash generated by operations improved to R2 368 million for the year.

SEGMENTAL REVIEW

Revenues and operating profits of the key business segments were as follows:

	Revenue			Ebitda		
	2005 R'm	2004 R'm	%	2005 R'm	2004 R'm	%
Electronic media	9 174	8 661	6	2 484	1 865	33
– pay television	8 122	7 299	11	2 549	1 713	49
– technology	289	315	(8)	(112)	(9)	(1 144)
– internet	763	1 047	(27)	47	161	(71)
Print media	4 782	4 141	15	849	602	41
– newspapers, magazines and printing	3 374	2 820	20	728	505	44
– book publishing and private education	1 408	1 321	7	121	97	25
Corporate services	3	2	50	(42)	(28)	(50)
	13 959	**12 804**	**9**	**3 291**	**2 439**	**35**

	Operating profit before amortisation and impairment			Operating profit		
	2005 R'm	2004 R'm	%	2005 R'm	2004 R'm	%
Electronic media	2 074	1 385	50	1 894	919	106
– pay television	2 211	1 336	65	2 069	1 063	95
– technology	(128)	(23)	(457)	(144)	(63)	(129)
– internet	(9)	72	–	(31)	(81)	62
Print media	701	449	56	690	400	73
– newspapers, magazines and printing	610	388	57	606	373	62
– book publishing and private education	91	61	49	84	27	211
Corporate services	(44)	(30)	(47)	(44)	(30)	(47)
	2 731	**1 804**	**51**	**2 540**	**1 289**	**97**

ELECTRONIC MEDIA

Pay Television

In aggregate, the pay-television subscriber base increased by 150 000 households over the period and the group now manages 2,3 million subscribers across various countries and platforms. This growth in the subscriber base, together with other factors mentioned below, resulted in strong operating profits before amortisation.

The pay-television business in Greece turned around from a loss of R69 million in the prior year to an operating profit before amortisation of R171 million. Net growth in the region was 13 000 to reach 364 000 subscribers by year-end, of which 60% are on the digital platform.

In South Africa, the subscriber base grew by 72 000 to 1,14 million. This was achieved through compelling content on the DStv bouquet as well as the introduction of a lower-priced decoder and a niche bouquet.

In sub-Saharan Africa, the subscriber base expanded by 44 000 to 336 000. This growth came primarily from developing niche markets. In line with this strategy, nine new Portuguese channels were added, resulting in Angola being the fastest growing sub-Saharan market. In addition, 11 new channels were introduced onto the French bouquet, which is primarily focused on the Democratic Republic of Congo. We are substantially increasing our investment in the production of local programming to grow the Nigerian market, the largest in Africa.

In Thailand, the subscriber base grew by 24 000 compared to a decline in the prior year. The total subscriber base is now 461 000 subscribers, of which 73% are on the digital platform.

Technology

This segment, comprising our investment in Irdeto Access and Entriq, reflected an operating loss before amortisation of R128 million as a consequence of the intense development of new technology and services taking place in both companies.

Irdeto's development is focused on expanding its product base into mobile devices and handheld digital video broadcasting. Entriq is investing in content protection and subscriber management services for the rapidly growing broadband market. We anticipate substantial investment in both businesses during the years ahead.

Internet

The manner in which we reflect the financial performance of the internet segment was impacted by the change of accounting treatment of Tencent, reported above. As such, this segment reflects a decline in revenue and an operating loss before amortisation of R9 million. Proportionately consolidating the results of Tencent into this segment would convert this into an operating profit before amortisation of R78 million.

In South Africa, MWEB had 325 000 dial-up and 19 000 broadband customers at year-end. In addition, it services some 650 leased-line customers. In the rest of Africa, services are being developed in Namibia, Nigeria and Zimbabwe.

MWEB Thailand extended its position as a leading portal in Thailand with 4,3 million unique visitors per month and 501 000 members of its services.

Sportscn, our sports portal in China, developed several new products during the year. Sportscn attracts approximately 1,3 million unique daily visitors and its SMS service has grown to 114 000 subscribers.

Tencent maintained its leading position in the online community in China, with some 13 million peak simultaneous instant-messaging users and over 149 million active user accounts. During the year, a wide range of new value-added services was launched, including music streaming, games offerings and expansion of the QQ.com portal.

Tencent also completed an initial public offering on the Hong Kong Stock Exchange. In the year ahead, we expect earnings volatility and increased competition from both local and foreign companies in this business.

PRINT MEDIA

Newspapers, Magazines and Printing

The newspaper and magazine businesses benefited from robust advertising growth in South Africa. Revenues in this segment grew by 20%. Coupled to satisfactory circulation levels and the growth of some new titles, this translated into operating profit before amortisation of R610 million.

In the newspaper business, growth in circulation came mainly from the new tabloid format titles launched over the past few years, ie Daily Sun, Sunday Sun, Soccer Laduuuuuma and Son.

The magazine business also benefited from the advertising boom, although early indications are that magazines' advertising growth rate has already started to slow.

During the year under review, a number of titles were launched elsewhere on the continent, specifically in Nigeria, Kenya and Angola.

The magazine and commercial printing business, Paarl Media, performed well in a highly-competitive market.

MIH acquired a 9,9% strategic stake in Beijing Media Corporation (BMC), one of China's leading newspaper companies, with its flagship newspaper, the Beijing Youth Daily. MIH is the first foreign company to become a substantial strategic investor in a listed newspaper in China. Subsequent to listing on the Hong Kong Stock Exchange, BMC has reported results in line with market expectations.

Looking ahead, it is common knowledge that spending on print advertising is cyclical and we remain uncertain about the duration of the current favourable conditions. The rate at which new magazine titles have recently been launched into an already competitive South African market is also a cause for caution.

Book Publishing and Private Education

The book publishing and private education business had a satisfactory year, growing operating profit before amortisation by 49% to R91 million.

The book division continued the improvements recorded last year. In addition to earnings growth, it maintained sound working capital control. The e-trader, Kalahari.net and the ticketing business, Computicket, also recorded strong growth.

The private education business had mixed results. While two of its three divisions recorded improved trading results, the face-to-face business still needs to adjust to the cost implications of complying with the rigorous accreditation requirements being implemented by the department of education in South Africa.

BLACK ECONOMIC EMPOWERMENT AND TRANSFORMATION

The group would like to assist the drive to incorporate previously disadvantaged communities into the formal South African economy. In addition to the contributions we have already made, Naspers is committed to developing further broad-based empowerment initiatives. The finalisation of the ICT sector charter and the codes of good practice are imminent. Once completed, the group will finalise its own broad-based black economic empowerment (BEE) initiative.

We are also proud of the community service provided by our various publications, channels and platforms.

As part of our commitment to transformation, Naspers continues to invest in employment equity. This was also reflected in recent appointments.

Dr Musa Shezi was recently appointed chief executive of Via Afrika. He was general manager for school and academic publishing, where Dr Shezi distinguished himself, before being appointed as the overall book division's chief executive. Imtiaz Patel was promoted to chief executive of SuperSport South Africa. At the newspaper division, Themba Khumalo was appointed editor of our largest publication, Daily Sun, and Andrew Koopman of the Cape Son.

We are also proud of the fact that 38% of our board already consists of people from previously disadvantaged communities, and 25% are women. At the same time we realise that our group will have to take transformation even further, and we hope to do so within the next few years.

DIVIDEND

The board has recommended that the annual dividend be increased by 84% to 70 cents (previously 38 cents), per N ordinary share and 14 cents (previously 7 cents) per unlisted A ordinary share. If approved by the shareholders, the dividends are payable to shareholders recorded in the books on 9 September 2005 and will be paid on 12 September 2005. The last date to trade cum dividend will be on 2 September 2005.

ACCOUNTING POLICIES

The accounting policies used in this report comply with South African Statements of Generally Accepted Accounting Practices and are consistent with those applied in the prior year, except for:

- the adoption of AC 140: Business Combinations, and the revised statements of AC 128: Impairment of Assets, and AC 129: Intangible Assets. These statements have been applied from 1 April 2004 in terms of their respective transitional provisions. In terms of AC 129, goodwill is no longer amortised. The effect of the adoption of AC 140 and AC 128 was immaterial for the period under review;
- the adoption of AC 501: Accounting for South African Secondary Tax on Companies ("STC"), whereby the group is required to raise deferred tax assets on unutilised STC credits to the extent that it is probable that it will be utilised in the future. The group carried a deferred tax asset of R63 million relating to STC credits at 31 March 2005. The standard was applied retrospectively with the restatement of comparatives.

A copy of the unqualified audit opinion of the auditors, PricewaterhouseCoopers Inc., is available for inspection at the registered office of the company.

On behalf of the board

Ton Vosloo
Chairman

Koos Bekker
Managing director

Cape Town
29 June 2005

Abridged Income Statement

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Revenue	13 959	12 804
Earnings before interest, tax, depreciation and amortisation (Ebitda)	3 291	2 439
Depreciation	(560)	(635)
Operating profit before amortisation and impairment	2 731	1 804
Amortisation and impairment of intangible assets	(191)	(484)
Impairment of programme rights	–	(31)
Operating profit	2 540	1 289
Net finance costs	(224)	(664)
Share of equity-accounted results	96	3
Exceptional items	562	48
Profit before taxation	2 974	676
Taxation	(254)	(172)
Minority interest	(120)	(129)
Net profit attributable to shareholders	2 600	375
Earnings per N ordinary share (cents)		
– basic	938	145
– fully diluted	882	141
Headline earnings per N ordinary share (cents)		
– basic	781	303
– fully diluted	735	295
Core headline earnings per N ordinary share (cents)	501	208
Proposed dividend per N ordinary share (cents)	70	38
Proposed dividend per A ordinary share (cents)	14	7
Number of shares issued ('000)		
– at year-end	282 560	261 619
– weighted average for the period	277 294	257 814
– fully diluted weighted average	294 663	265 188

Abridged Balance Sheet

	31 March 2005 R'm	31 March 2004 R'm
ASSETS		
Non-current assets	8 454	6 382
Property, plant and equipment	3 352	3 274
Goodwill and other intangibles	2 966	2 491
Investments and loans	1 220	70
Programme and film rights	48	40
Deferred taxation	868	507
Current assets	7 118	6 761
TOTAL ASSETS	**15 572**	**13 143**
EQUITY AND LIABILITIES		
Share capital and reserves	6 630	3 231
Minority interest	223	237
Non-current liabilities	2 954	2 873
Capitalised finance leases	1 785	1 921
Liabilities – interest bearing	423	572
– non-interest bearing	114	129
Post-retirement medical liability	161	171
Deferred taxation	471	80
Current liabilities	5 765	6 802
TOTAL EQUITY AND LIABILITIES	**15 572**	**13 143**
Net asset value per N ordinary share (cents)	2 346	1 234

Abridged Statement of Changes in Equity

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Balance at beginning of year	**3 183**	**3 138**
Effect of adopting AC 501	48	45
As restated	3 231	3 183
Movement in treasury shares	38	79
Share capital and premium issued	761	–
Foreign currency translation	44	(299)
Movement in fair value reserve	41	(9)
Movement in cash flow hedging reserve	21	(20)
Net profit attributable to shareholders	2 600	375
Dividends	(106)	(78)
Balance at end of year	**6 630**	**3 231**

Abridged Cash Flow Statement

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Cash generated by operations	2 368	1 746
Dividends paid	(204)	(109)
Cash flow from operating activities	2 164	1 637
Cash flow from investment activities	(877)	(555)
Cash flow from financing activities	(310)	(555)
Net movement in cash and cash equivalents	977	527

Analysis of Exceptional Items

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Profit on sale of investments	–	23
Profit on dilution of interests in investments	567	8
Asset (impairment)/reversal	(5)	17
	562	48

Calculation of Core Headline Earnings

	Year ended 31 March 2005 R'm	Year ended 31 March 2004 R'm
Net profit attributable to shareholders	2 600	375
Adjusted for:		
– exceptional items after tax and minorities	(567)	(44)
– impairment of programme rights	–	31
– amortisation and impairment of goodwill	134	420
Headline earnings	2 167	782
Adjusted for:		
– currency translation differences	11	(51)
– creation of deferred tax assets	(470)	(204)
– amortisation of intangible assets	40	54
– AC 133 fair value adjustments	(360)	(44)
Core headline earnings	1 388	537

	31 March 2005 R'm	31 March 2004 R'm
Net finance costs	224	664
– net interest (received)/paid	(70)	154
– interest on finance leases	172	187
– net foreign exchange differences	14	(63)
– net fair value adjustments on derivatives (AC 133)	108	386
Investments and loans		
– listed investments	1 228	494
– unlisted investments	1 115	113
	137	357
Market value of listed investments	3 208	137
Directors' valuation of unlisted investments	113	357
Commitments	2 413	1 743
– capital expenditure	447	394
– programme and film rights	1 483	995
– network and other services commitments	385	165
– decoder commitments	98	189
Operating lease commitments	1 511	631

Directors

T Vosloo *(Chairman)*, J P Bekker *(Managing Director)*, J J M van Zyl, E Botha, L N Jonker, N P van Heerden, S J Z Pacak, B J van der Ross, G J Gerwel, H S S Willemse, F du Plessis, F T M Phaswana, R C C Jafta

Company secretary

G M Coetzee

Registered Office

40 Heerengracht, Cape Town, 8001
(PO Box 2271, Cape Town, 8000)

Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
Fifth Floor, 11 Diagonal Street,
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

ADR Programme

The Bank of New York maintains a Global Buy DIRECT(TM) plan for Naspers Limited. For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY- ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations Department Global Buy DIRECT(TM) Church Street Station, PO Box 112588, New York, NY 10286-1258 USA.

Naspers Limited
(Registration number 1925/001431/06
ISIN: E000015889 JSE share code: NPN
("Naspers")

johnnic
communications

Johnnic Communications Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: JCM ISIN: ZAE000024584
("Johncom" or "the company")

NOTICE OF GENERAL MEETING

Notice is hereby given of a general meeting ("general meeting") of shareholders of Johncom to be held in the Auditorium, Ground Floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg at 10:00 on Wednesday, 31 January 2007, for the purpose of considering, and, if deemed fit, approving with or without modification, the ordinary resolutions set out below:

1. ORDINARY RESOLUTION NUMBER 1

Resolved that:

the agreement concluded between the company and Naspers on 13 November 2006 in terms of which the company agreed to dispose of its 832 724 ordinary shares of a nominal value of R0,01 each in the issued share capital of MNH, comprising 47,5% of the issued share capital of MNH, and 36 416 676 shares in the issued share capital of M-Net and SuperSport respectively, comprising 13,55% of the total issued share capital of M-Net and SuperSport respectively, to Naspers ("the disposal") and in terms of which the company agreed to receive as payment for the disposal 20 886 667 Naspers N ordinary shares in the issued share capital of Naspers ("the share portion") and R250 000 000 in cash ("the cash portion"), be, and it is hereby approved.

2. ORDINARY RESOLUTION NUMBER 2

Resolved that:

2.1 the share portion be declared and paid *in specie* to the shareholders of the company *pro rata* to their shareholding in the company as at the earliest practicable date following the date of fulfilment of the last condition precedent, ("the effective date"), subject to and in terms of section 90 of the Companies Act, as soon as reasonably possible after its receipt by the company and that such distribution be made through the reduction of the company's share premium account to the value of R795 779 181, and that the balance be paid out of the company's reserves; and

2.2 the *cash portion* be retained by the company, and utilised by the board of directors of the company in such manner as the board may deem fit.

3. ORDINARY RESOLUTION NUMBER 3

Resolved that:

each director and the company secretary be and is hereby authorised to do all such things, sign all such documents and take all such actions as they consider necessary or requisite to give effect to the ordinary resolutions set out in the notice of general meeting convened to consider, *inter alia*, this ordinary resolution number 3, which are passed.

4. VOTING AND PROXIES

A shareholder reflected in the register of members of the company ("member") who is entitled to attend and vote at the general meeting is entitled to appoint a proxy or proxies (who need not be a member) to attend, speak and vote in his/her stead. This applies to a member who is a holder of certificated shares in Johncom ("shares") or a holder of dematerialised shares with "own-name" registration or a holder of dematerialised shares on behalf of the beneficial owner of such shares.

In order to be effective, proxy forms must reach the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, by no later than 10:00 on Monday, 29 January 2007.

Ordinary shareholders who have dematerialised their ordinary shares through a CSDP or broker without "own-name" registration and who wish to attend the general meeting must instruct their CSDP or broker to provide them with the relevant letter of representation to attend the general meeting in person and vote, or, if they do not wish to attend in person, they must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

By order of the board

J R Matisonn
Company secretary

Johannesburg
12 January 2007

Registered office
Johncom House
4 Biermann Avenue
Rosebank, Johannesburg, 2196
(PO Box 1746, Saxonwold, 2132)

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

PRINTED BY INCE (PTY) LTD

REF. W2CF02093

johnnic communications

Johnnic Communications Limited

(Incorporated in the Republic of South Africa)
(Registration number 1889/000352/06)
Share code: JCM ISIN: ZAE000024584
("Johncom" or "the company")

FORM OF PROXY

For use only by shareholders who:

- are reflected in the register of members of Johncom ("register") who hold shares in certificated form ("certificated ordinary shareholders"); or
- have dematerialised their shares ("dematerialised ordinary shareholders") and are reflected in the register with "own-name" registration; or
- are reflected in the register and are nominees of the beneficial owners of the shares,

at the general meeting ("general meeting") of shareholders of the company to be held at 10:00 on Wednesday, 31 January 2007, in the Auditorium, Ground Floor, Johncom House, 4 Biermann Avenue, Rosebank, Johannesburg.

Dematerialised shareholders who do not have "own-name" registration who wish to attend the general meeting must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the relevant letter of representation to attend the general meeting in person and vote, or, if they do not wish to attend the general meeting in person, provide their CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker. **These shareholders *must not* use this form of proxy.**

I/We

(name/s in BLOCK LETTERS)

of (address)

being the holders of [ ] shares in the capital of the company, do hereby appoint (see notes):

1. or failing him/her,
2. or failing him/her,
3. the chairperson of the general meeting,

as my/our proxy to act for me/us at the general meeting convened for purposes of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment thereof; and to vote for and/or against, or abstain from voting for and/or against, the resolutions in respect of the shares registered in my/our name/s in accordance with the following instructions:

	Number of shares		
	For	**Against**	**Abstain**
Ordinary resolution number 1 Approval of disposal			
Ordinary resolution number 2 Payment to shareholders of the share portion			
Ordinary resolution number 3 Authority to take all necessary actions to give effect to the resolutions passed			

Signed at on 2007

Signature

Assisted by (where applicable)

Each shareholder reflected in the register ("member") is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A member entitled to attend and vote at the general meeting may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting "the chairperson of the general meeting". A proxy need not be a member. The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member is entitled to one vote on a show of hands and, on a poll, one vote in respect of each share. A member's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by the member in the appropriate box. Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the member's votes.
3. A vote given in terms of an instrument of proxy shall be valid in relation to the general meeting, notwithstanding the previous death or mental disorder of the person granting it, or the revocation of the proxy or the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, unless written notice of any of the aforementioned matters shall have been received by the company at its registered office before the commencement of the general meeting.
4. If a member does not indicate on this form that his proxy is to vote in favour of or against any ordinary resolution or to abstain from voting, or gives contradictory instructions, or should any further resolution(s) or any amendment(s) which may properly be put before the general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.
5. The chairperson of the general meeting may reject or accept any form of proxy which is completed and/or received, other than in compliance with these notes.
6. The completion and lodging of this form of proxy will not preclude the relevant member from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.
7. Documentary evidence establishing the authority of a person signing the form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the company or unless the chairperson of the general meeting waives this requirement.
8. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the company.
9. Where there are joint holders of shares, any one of such holders may sign the form of proxy provided that if more than one of such holders is present or represented at the general meeting, the holder whose name stands first in the register of the company in respect of such shares, or his proxy, as the case may be, shall alone be entitled to vote in respect thereof
10. Forms of proxy should be lodged with or mailed to Computershare Investor Services 2004 (Proprietary) Limited:

    Hand deliveries to:

    Computershare Investor Services 2004
    (Proprietary) Limited
    70 Marshall Street
    Johannesburg, 2001

    Postal deliveries to:

    Computershare Investor Services 2004
    (Proprietary) Limited
    PO Box 61051
    Marshalltown, 2017

    to be received by no later than 10:00 on Monday, 29 January 2007.
11. Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory(ies).

END